Confidentially submitted to the U.S. Securities and Exchange Commission on December 28, 2023.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[*]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_______________________

FG Holdings Limited
(Exact name of Registrant as specified in its charter)

_______________________

Not Applicable
(Translation of Registrant’s name into English)

_______________________

British Virgin Islands	6199	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Unit 1002, 10/F Tai Sang Bank Building
130-132 Des Voeux Road Central, Central
Hong Kong SAR
+852 2398-9100
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

_______________________

[c/o Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
+1 800-221-0102]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_______________________

Copies to:

Lawrence S. Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place, Central Hong Kong SAR Telephone: +852-3923-1111	Mengyi “Jason” Ye, Esq. Tim Dockery, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 Tel: +1 (212) 588-0022

_______________________

Approximate date of commencement of proposed sale to public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED [*], 2023

[*] Class A Ordinary Shares

FG Holdings Limited

We are offering [*] class A ordinary shares of no par value (“Class A Ordinary Shares”) of FG Holdings Limited (“FGHL,” “Company,” “we,” “our” or “us”). This is the initial public offering of our Class A Ordinary Shares. We anticipate the initial public offering price to be between US$[*] and US$[*].

Prior to this offering, there has been no public market for our Class A Ordinary Shares. We have applied to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “FGO.” This offering is contingent upon us listing our Class A Ordinary Shares on the Nasdaq Capital Market or another national exchange. There can be no assurance that such application will be approved, and if our application is not approved, this offering will be terminated.

Investors are cautioned that they are buying shares of FGHL, a BVI holding company and not its operating subsidiaries through which it conducts its operations in Hong Kong.

FGHL is a holding company registered and incorporated in the British Virgin Islands (“BVI”) with no material operations of its own. FGHL conducts its operations in Hong Kong through its operating subsidiaries Fundergo, Richest View and Fundermall. References to the “Company,” “we,” “us,” and “our” in the prospectus are to FGHL, the BVI entity that will issue the Class A Ordinary Shares being offered. References to “Fundergo,” “Richest View,” and “Fundermall” are to the entities operating the business. References to “Operating Subsidiaries” refers to Fundergo, Richest View, and Fundermall. This is an offering of the Class A Ordinary Shares of FGHL, the holding company in the BVI, instead of shares of the Operating Subsidiaries. Investors in this offering will not directly hold any equity interests in the Operating Subsidiaries.

Investing in our Class A Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 16 to read about factors you should consider before buying our Class A Ordinary Shares.

While neither FGHL nor our Operating Subsidiaries conduct any business in Mainland China, our operations are only located in Hong Kong, a Special Administrative Region of the People’ Republic of China (the People’s Republic of China and Hong Kong are collectively referred to herein as “China” or the “PRC”), and therefore we may be subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations. As of the date of this prospectus, we are not subject to the PRC government’s direct influence or discretion over the manner in which we conduct our business activities outside of Mainland China. In addition, we do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, including, but not limited to the cybersecurity review and regulatory review of overseas listing of our Class A Ordinary Shares through an offshore holding company. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of PRC laws. We are also subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard.

Should the PRC government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

•        could result in a material change in our operations and/or the value of our Class A Ordinary Shares;

•        could significantly limit or completely hinder our ability to continue our operations;

•        could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors; and

•        may cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

We are aware that recently, the PRC government has initiated a series of regulatory actions and new policies to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Operating Subsidiaries’ daily business operation, their ability to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges. These actions could result in a material change in our operations and could significantly limit or completely hinder our ability to complete this Offering or cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, which came into effect on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No. 1 to No. 5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Draft Overseas Listing Regulations by providing substantially the same requirements for filings of overseas offering and listing by domestic companies, yet made the following updates compared to the Draft Overseas Listing Regulations: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) adding more details of filing procedures and requirements by setting different filing requirements for different types of overseas offering and listing. Pursuant to the Trial Measures and, the Guidance Rules and Notice, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC within three working days following its submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Trial Measures. The companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing. The Company understands that as of the date of this prospectus, the Group has no operations in Mainland China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. While the Group has no current operations in Mainland China, should we have any future operations in Mainland China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the Cyberspace Administration of China (the “CAC”) or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our operations in Mainland China, as well as limit our ability to pay dividends outside of Mainland China, limit our operations in Mainland China, delay or restrict the repatriation of the proceeds from this offering into Mainland China or take other actions that could have a material adverse effect on our business as well as the trading price of our Class A Ordinary Shares. We may be required to restructure our operations to comply with such regulations or potentially cease operations in Mainland China entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our Class A Ordinary Shares. In addition, if the CSRC, the CAC or other PRC regulatory agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in Mainland China and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022, and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operators carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any data processor who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Based on our management’s internal assessment that the Company and its subsidiaries currently have no operations in Mainland China, our management understands that, as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities, including the CSRC or the CAC, before listing in the U.S. and to issue our Class A Ordinary Shares to foreign investors because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) the Company operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We also understand that FGHL, Fundergo, Richest View and Fundermall are not required to obtain any permissions or approvals from any PRC authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authority. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in Mainland China could change rapidly in the future. In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of such securities to significantly decline or become worthless.

Furthermore, as more stringent criteria, including the Holding Foreign Companies Accountable Act (the “HFCAA”) have recently been imposed by the SEC and the Public Company Accounting Oversight Board (the “PCAOB”), our Class A Ordinary Shares may be prohibited from trading if our auditor cannot be fully inspected. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”) was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On December 16, 2021, the PCAOB issued a report on its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in the PRC, because of positions taken by PRC authorities in those jurisdictions (the “Determination”). The PCAOB made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCAA.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) to allow the PCAOB to inspect and investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, consistent with the HFCAA and the PCAOB will be required to reassess its determinations by the end of 2022. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange.

On December 29, 2022, legislation titled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuing pursuing ongoing investigations and may initiate new investigations as needed. See “Risk Factors — Risks Relating to Doing Business in Jurisdictions in which the Operating Subsidiaries Operate — Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future, investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 23, 2022 the

AHFCAA was enacted which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus, reducing the time before the securities may be prohibited from trading or delisted.” on page 20. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected.

Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess WWC, P.C. ’s compliance with applicable professional standards. WWC, P.C. is headquartered in San Mateo, California with no branches or offices outside the United States and has been inspected by the PCAOB on a regular basis, with the last inspection in November 2021.

As a holding company, FGHL may rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements. FGHL has the power and capacity under the laws of the BVI and its memorandum and articles of association (as amended from time to time) to provide funding to its subsidiaries incorporated in Hong Kong through loans or capital contributions. FGHL’s subsidiaries are permitted under the laws of Hong Kong to provide funding to FGHL through dividend distributions. If any of FGHL’s subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to FGHL. As of the date of this prospectus, our subsidiaries have not experienced any difficulties or limitations on their ability to transfer cash between each other; nor do they maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. There can be no assurance that the PRC government will not intervene or impose restrictions to prevent the cash maintained in Hong Kong from being transferred out or restrict the deployment of the cash into our business or for the payment of dividends. During the years ended June 30, 2022 and 2023, FGHL did not declare or pay any other dividends and there were no transfer of assets among FGHL and its subsidiaries. We do not have any current intentions to distribute further earnings. If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Operating Subsidiaries Fundergo, Richest View and Fundermall by way of dividend payments. See “Dividend Policy” and “Consolidated Statements of Equity” in the Report of Independent Registered Public Accounting Firm for further details.

We are an “emerging growth company” and a “foreign private issuer” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a “Foreign Private Issuer” for additional information. We will not be considered a “controlled company” under Nasdaq corporate governance rules as we do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company immediately following the consummation of this offering. Nonetheless, following the consummation of this offering, our directors and officers will hold in aggregate approximately [*]% of the total outstanding and issued Ordinary Shares, representing [*]% of voting power of our Company. As a result, these shareholders, if they act together, will be able to control the management and affairs of the Company.

	Per Share		Total
Initial public offering price	$	[*]	$	[*]
Underwriting discounts(1)	$	[*]	$	[*]
Proceeds, before expenses, to us	$	[*]	$	[*]

____________

(1)      Represents underwriting discounts equal to [*]% per Class A Ordinary Share.

We expect our total cash expenses for this offering to be approximately US$[*] exclusive of the underwriting discounts and non-accountable expense allowance. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This offering is being conducted on a firm commitment basis. The underwriter is obligated to take and pay for all of the Class A Ordinary Shares if any such Class A Ordinary Shares are taken. We have granted the underwriter an option for a period of forty-five (45) days after the closing of this offering to purchase up to [*] additional Class A Ordinary Shares from us at the initial public offering price, less underwriting discounts to cover over-allotments, if any. If the underwriter exercises the option in full, assuming the public offering price per share is US$[*], the midpoint of the price range set forth above, the total underwriting discounts payable will be US$[*] and the total proceeds to us, before expenses, will be US$[*].

If we complete this offering, net proceeds will be delivered to us on the closing date.

The underwriter expects to deliver the Class A Ordinary Shares against payment as set forth under “Underwriting”, on or about [*], 2024.

REVERE SECURITIES LLC

The date of this prospectus is [*], 2023.

Neither we nor any of the underwriter have authorized anyone to provide you with any information or to make any representations other than as contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor the underwriter take responsibility for, and provide no assurance about the reliability of, any information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the U.S. to permit a public offering of our securities or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the U.S. are required to inform themselves about and to observe any restrictions about this offering and the distribution of this prospectus applicable to those jurisdictions.

We are registered and incorporated in the BVI and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the Securities and Exchange Commission, or the SEC, as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Through and including [*], 2023 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriter and with respect to an unsold allotments or subscriptions.

i

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to:

•        “Articles” or “Articles of Association” are to the amended and restated articles of association of our Company (as amended from time to time) adopted on [*], with effect prior to completion of this offering and as amended, supplemented and/or otherwise modified from time to time;

•        “Board” are to the board of directors of FGHL;

•        “BVI” are to the British Virgin Islands;

•        “BVI Act” are to the BVI Business Companies Act as amended from time to time;

•        “Class A Ordinary Shares” are to the Class A ordinary shares of no par value of FGHL;

•        “Class B Ordinary Shares” are to the Class B ordinary shares of no par value of FGHL;

•        “Company”, “we”, “us”, “our” and “FGHL” are to FG Holdings Limited, a company incorporated in the BVI with limited liability on July 22, 2019, that will issue the Class A Ordinary Shares being offered;

•        “COVID-19” are to the Coronavirus Disease 2019;

•        “Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended;

•        “Fundergo” are to Fundergo Limited, a company incorporated in Hong Kong with limited liability on July 23, 2019, a direct wholly-owned subsidiary of FGHL;

•        “Fundermall” are to Fundermall Limited, a company incorporated in Hong Kong with limited liability on November 24, 2020, a direct wholly-owned subsidiary of FGHL since August 21, 2023;

•        “Group” “we” and “our” are to FG Holdings Limited and its subsidiaries, unless otherwise specified;

•        “IPO” are to an initial public offering of securities;

•        “HKD” or “HK$” are to Hong Kong dollar(s), the lawful currency of Hong Kong;

•        “Hong Kong” or “HKSAR” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

•        “Independent Third Party” are to a person or company who or which is independent of and is not a 5% owner of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% owner of the Company;

•        “iMort” are to online bank mortgage loan brokerage platform at www.imort.com.hk;

•        “Macau” are to the Macau Special Administrative Region of the People’s Republic of China;

•        “Mainland China” are to the mainland of the People’s Republic of China, excluding for the purpose of this prospectus only, the special administrative regions of Hong Kong and Macau, and Taiwan;

•        “Memorandum’’ or ‘‘Memorandum of Association’’ are to the amended and restated memorandum of association of our Company (as amended from time to time) adopted on [•], with effect prior to completion of this offering and as amended, supplemented and/or otherwise modified from time to time;

•        “Operating Subsidiaries” are to Fundergo, Richest View and Fundermall;

•        “Ordinary Shares” or “Shares” are to the Class A Ordinary Shares and Class B Ordinary Shares;

•        “PRC” or “China” are to the People’s Republic of China including Hong Kong and Macau and, excluding, for the purpose of this prospectus, Taiwan;

•        “PRC authorities”, “PRC government” or “PRC regulatory agencies” are to the authorities, government or regulatory agencies of Mainland China for the purpose of this prospectus only;

•        “PRC laws” or “PRC laws and regulations” are to the laws and regulations of Mainland China for the purpose of this prospectus only;

•        “PRC legal and regulating system” are to the legal and regulating system of Mainland China for the purpose of this prospectus only;

•        “PRC policies” are to the policies of Mainland China for the purpose of this prospectus only;

•        “PRC securities laws” are to the securities laws of Mainland China for the purpose of this prospectus only;

•        “Richest View” are to Richest View (HK) Limited, a company incorporated in Hong Kong with limited liability on November 27, 2014, a direct wholly-owned subsidiary of Fundergo;

•        “SEC” or “Securities and Exchange Commission” are to the United States Securities and Exchange Commission;

•        “Securities Act” are to the U.S. Securities Act of 1933, as amended;

•        “UK” are to the United Kingdom of Great Britain and Northern Ireland;

•        “US” or “U.S.” are to the United States of America; and

•        “U.S. dollars” or “US$” or “USD” or “dollars” are to United States dollar(s), the lawful currency of the United States.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriter of its over-allotment option.

FGHL is a holding company with operations conducted in Hong Kong through its key operating subsidiaries, Fundergo, Richest View, and Fundermall. Fundergo, Richest View and Fundermall’s reporting currency is Hong Kong dollars. This prospectus contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this prospectus were calculated at the noon buying rate of US$1 = HK$7.8363 on June 30, 2023, as published in H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that the HK$ or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or HK$, as the case may be, at any particular rate or at all.

FGHL’s fiscal year ends on June 30. References to a particular “fiscal year” are to our fiscal year ended June 30 of that calendar year. References to a particular “year” are also to our fiscal year ended June 30 of that calendar year unless the text indicates otherwise.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry, our market share and the markets that we serve is based on information from independent industry and research organizations, other third-party sources (including industry publications, surveys and forecasts) and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets that we believe to be reasonable. Although we believe the data from these third-party sources is reliable, we have not independently verified any such information. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Disclosure Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy and financial results. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed, and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        our goals and strategies;

•        our future business development, financial condition and results of operations;

•        expected changes in our revenues, costs, or expenditures;

•        our expectations regarding the demand for and market acceptance of our services;

•        competition in our industry;

•        government policies and regulations relating to our industry; and

•        uncertainty about the spread of the COVID-19 virus and the impact it may have on the Company’s operations, the demand for the Company’s services, and economic activity in general.

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied, or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

v

TRADEMARKS, SERVICE MARKS, AND TRADE NAMES

Solely for convenience, the trademarks, service marks, and trade names referred to in this prospectus are without the ® and TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks, and trade names of others, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our Class A Ordinary Shares. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes thereto, in each case included in this prospectus. Unless the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” “our company,” and “FGHL” refer to FG Holdings Limited, “our Group” refers to FGHL and its subsidiaries. You should carefully consider, among other things, the matters discussed in the section of this prospectus titled “Business” before making an investment decision.

Overview

We are a financial services provider who provide private credit mortgage loan brokerage services and bank mortgage loan brokerage services in Hong Kong through our fintech platform with a human touch. We also provide consultancy services to assist our corporate clients to identify restructuring initiatives and explore potential financing options.

We believe we are a pioneer among mortgage loan brokerage companies in Hong Kong who have successfully developed a flexible and efficient fintech marketplace that connects borrowers and lenders. Our online mortgage brokerage platform is designed to be secure and simple to use, with a bilingual user interface, fast execution enabled by automated assessment simulation and provide a great user experience.

Leveraging our expertise in banking and financing industry, our broad network of lenders, and our advanced fintech platform, we provide borrowers with mortgage application simulation and access to multiple mortgage loan options from different lenders, rather than just multiple generic quotes from lenders’ standard pricing. We match borrowers to their best loan options and connect them with potentially suitable loan lender(s). We also serve as a valued partner to our lenders seeking an efficient, scalable and flexible source of customer acquisition with directly measurable benefits. We aim to facilitate/assist the mortgage lending market by making it hyper-efficient, transparent, and accessible to all rather than the few.

From our inception to June 30, 2023, we had facilitated over HK$3,024 million (US$386 million) in loans to 93 borrowers. For the year ended June 30, 2023, the loans facilitated by us amounted to HK$1,378 million (approximately US$176 million), representing an increase of 17% from HK$1,181 million (approximately US$151 million) for the fiscal year ended June 30, 2022.

Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

•        Our award-winning online mortgage brokerage platform;

•        A broad network and proven track record working with banks and private credit lenders;

•        Efficient and customized services to cater for the needs of different borrowers; and

•        Our management members have deep industry knowledge and proven track records.

Our Strategies

We intend to pursue the following strategies to further expand our business:

•        Acquisition of companies and/or formation of joint ventures;

•        Expand and diversify our operations and product offerings and services;

•        Further strengthen our market position in our existing markets and extend our geographical reach to overseas market on the strength of our online platform and overseas network; and

•        Further invest in information technology and optimize our online platform.

Corporate History and Structure

On July 22, 2019, FGHL was incorporated under the laws of the BVI as a holding company. On July 23, 2019, Fundergo was established by FGHL under the laws of Hong Kong to engage in the business of providing private credit mortgage loan brokerage services and consultancy services. On June 5, 2020, Fundergo acquired the entire issued share capital of Richest View, a limited company established under the laws of Hong Kong on November 27, 2014 that engages in the business of private credit mortgage loan brokerage services, from an Independent Third Party. As such, Richest View became a wholly-owned subsidiary of Fundergo. On August 21, 2023, FGHL acquired 97% and 3% of the issued share capital of Fundermall from Mr. Wai Kan Leung and an Independent Third Party, respectively. Fundermall was established by Mr. Wai Kan Leung under the laws of Hong Kong in November 2020 to engage in the business of bank mortgage loan brokerage services.

The chart below illustrates our corporate structure and identify our subsidiaries as of the date of this prospectus and upon completion of this offering:

Mr. Kevin Wai Kei Ng
Mr. Wai Kan Leung
Other Shareholders
Public Shareholders
25.07%/[*]%
25.07%/[*]%
49.86%/[*]%
0%/[*]%
FGHL (BVI)
Pre IPO %/Post IPO %
100%
100%
100%
Fundergo (HK)
Fundermall (HK)
100%
Richest View (HK)

We are offering [*] Class A Ordinary Shares, representing [*]% of our Shares following completion of this offering, assuming the underwriter does not exercise the over-allotment option.

As of the date of this prospectus, our directors and officers hold in aggregate approximately 51.33% of our total issued and outstanding Ordinary Shares, representing [86.22]% or more of voting power of our Company. After this offering, our directors and officers will hold in aggregate [*]% of our total issued and outstanding Ordinary Shares, representing [*]% or more of voting power of our Company. Although we will not be considered a “controlled company” under Nasdaq corporate governance rules as we do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company immediately following the consummation of this offering, the abovementioned shareholders, if they act together, will be able to control the management and affairs of our Company.

Transfers of Cash to and From Our Subsidiaries

As part of our cash management policies and procedures, our management monitors the cash position of our Operating Subsidiaries regularly and prepares budgets on a monthly basis to ensure they have the necessary funds to fulfill their obligations for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our chief financial officer and subject to approval by our Board. Other than as discussed above, we did not adopt or maintain any cash management policies or procedures as of the date of this prospectus.

Cash is transferred through our organization in the following manner: (i) funds are transferred to our Operating Subsidiaries from FGHL as needed in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by our Operating Subsidiaries to FGHL.

FGHL has the power and capacity under the laws of the BVI to provide funding to our operating subsidiaries in Hong Kong subject to certain restrictions laid down in the BVI Act and memorandum and articles of association of FGHL. Under the BVI Act, a BVI company may make a dividend distribution to its shareholders if the directors are satisfied, on reasonable grounds, that such BVI company will, immediately after the distribution, satisfy the solvency test, meaning that the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due.

For the subsidiaries to transfer cash to FGHL, according to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves, as permitted under Hong Kong law. Dividends cannot be paid out of share capital. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between FGHL and its subsidiaries, across borders and to U.S. investors, nor are there any restrictions and limitations to distribute earnings from our business and subsidiaries to FGHL and U.S. investors. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

As we are a holding company, our ability to make dividend payments, if any, would be contingent upon our receipt of funds from our Hong Kong operating subsidiaries in Hong Kong through intermediate holding companies. As of the date of this prospectus, our subsidiaries have not experienced any difficulties or limitations on their ability to transfer cash between each other. Other than the above, we did not adopt or maintain any cash management policies and procedures dictating the amount of such funding or how funds are transferred and our subsidiaries have not experienced any difficulties or limitations on their ability to transfer cash between each other, to distribute earnings from our subsidiaries to FGHL and to settle amounts owed under any applicable agreements as of the date of this prospectus.

Since incorporation, FGHL has not declared or paid any dividends or distributions and there has been no transfer of assets among FGHL and its subsidiaries.

We do not expect to pay dividends on our Shares and settle amounts owed under our operating structure in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our Board after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

See “Dividend Policy” and “Risk Factors — We rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”, and the “Consolidated Statements of Equity” in the Report of Independent Registered Public Accounting Firm for more information.

Enforcement of Civil Liabilities

We are incorporated under the laws of the BVI with limited liability. Substantially all of our assets are located outside the United States. In addition, all of our directors and executive officers are nationals or residents in Hong Kong and substantially all of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in

U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors. See “Risk Factors — Risks Related to our Class A Ordinary Shares and this Offering — Investors may have difficulties enforcing judgement against us, our directors and management.” for more information.

We have appointed [Cogency Global Inc]. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. Conyers Dill & Pearman, our counsel as to the laws of the BVI, has advised us that the courts of the BVI are unlikely (i) to recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) to entertain original actions brought in the BVI to impose liabilities against us or our directors or officers predicated upon the civil liability provisions of the federal securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.

We have been advised by Conyers Dill & Pearman that the United States and the BVI do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the BVI. We have also been advised by Conyers Dill & Pearman that the courts of the BVI would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the U.S. federal or state courts against us under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the BVI, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the BVI, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the BVI and (f) there is due compliance with the correct procedures under the laws of the BVI.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

Hastings & Co., our counsel as to the laws of Hong Kong, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty); and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Summary of Key Risks

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our Class A Ordinary Shares. These risks are discussed more fully in “Risk Factors”. These risks include, but are not limited to, the following:

Risks Relating to Our Corporate Structure (for a more detailed discussion, see “Risk Factors — Risks Relating to Our Corporate Structure” beginning on page 16 of this prospectus)

•        We rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. (see page 16 of this prospectus).

•        Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Class A Ordinary Shares. (see page 16 of this prospectus).

Risks Relating to Doing Business in Hong Kong (for a more detailed discussion, see “Risk Factors — Risks Relating to Doing Business in Hong Kong” beginning on page 17 of this prospectus)

•        Our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. (see page 17 of this prospectus)

•        If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless. (see page 18 of this prospectus)

•        Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future, investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 23, 2022, the AHFCAA was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before the securities may be prohibited from trading or delisted. (see page 20 of this prospectus)

•        The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation. (see page 23 of this prospectus)

Risks Relating to Our Business and Industry (for a more detailed discussion, see “Risk Factors — Risks Relating to Our Business and Industry” beginning on page 25 of this prospectus)

•        We are a rapidly growing company with a relatively limited operating history, which may result in increased risks, uncertainties, expenses and difficulties, and makes it difficult to evaluate our prospects. (see page 25 of this prospectus)

•        Our revenue growth rate and financial performance in recent years may not be indicative of future performance and such growth may slow over time. (see page 25 of this prospectus)

•        We may not be able to effectively manage our growth and operations, which could materially and adversely affect our business. (see page 26 of this prospectus)

•        A majority of our revenue is derived from referral fees, which are not long-term contracted sources of recurring revenue and are subject to external economic conditions and declines in those engagements could have a material adverse effect on our financial condition and results of operations. (see page 26 of this prospectus)

•        We depend on relationships with our lenders and any adverse changes in these relationships could adversely affect our business, financial condition and results of operations. (see page 26 of this prospectus)

•        We rely on several key customers for our business. (see page 26 of this prospectus)

•        We may experience delays or defaults in collecting mandated referral fees or service fees. (see page 26 of this prospectus)

•        Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected. (see page 26 of this prospectus)

Risks Relating to our Class A Ordinary Shares and this Offering (for a more detailed discussion, see “Risk Factors — Risks Relating to our Class A Ordinary Shares” beginning on page 30 of this prospectus)

•        There has been no public market for our Class A Ordinary Shares prior to this offering, and you may not be able to resell our Class A Ordinary Shares at or above the price you pay for them, or at all. (see page 30 of this prospectus)

•        The market price of our Class A Ordinary Shares may be highly volatile, and you could lose all or part of your investment. (see page 30 of this prospectus)

•        Investors may have difficulty enforcing judgments against us, our directors and management. (see page 31 of this prospectus)

•        There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Class A Ordinary Shares to significant adverse United States income tax consequences. (see page 31 of this prospectus)

•        Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class B Ordinary Shares may view as beneficial. (see page 32 of this prospectus)

HOLDING FOREIGN COMPANIES ACCOUNTABLE ACT (the “HFCAA”)

The HFCAA was enacted on December 18, 2020. The HFCAA states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed the AHFCAA, which was enacted on December 23, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years and thus, reducing the time before the securities may be prohibited from trading or delisted. On December 29, 2022, legislation titled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions (“Commission-Identified Issuers”). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. Further, the release provides notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCAA. The SEC will identify Commission-Identified Issuers for fiscal years beginning after December 18, 2020. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022. The final amendments became effective on January 10, 2022.

Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with applicable professional standards. WWC, P.C. is headquartered in San Mateo, California and has been inspected by the PCAOB on a regular basis, with the last inspection in November 2021. As of the date of this prospectus, our auditor is not subject to and not affected by the PCAOB’s December 2021 Determination Report.

On December 16, 2021, the PCAOB issued a report on its determinations (“Determination Report”) that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCAA. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor is headquartered in San Mateo, California and did not appear as part of the report and was not listed under its appendix A or appendix B. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the PCAOB determinations.

On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the CSRC and China’s MOF. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreements”), establish a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in Mainland China and Hong Kong, as required under U.S. law. Under the SOP Agreements the PCAOB shall have independent discretion to select any firms for inspection or investigation and has the unfettered ability to retain any information as needed.

On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, and voted to vacate the Determination Report. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuing pursuing ongoing investigations and may initiate new investigations as needed. However, if the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the SOP, then such lack of inspection or re-evaluation could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Accordingly, the HFCAA calls for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the Company’s offering. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future, investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 23, 2022, the AHFCAA was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our securities may be prohibited from trading or delisted.” on page 20.

We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected.

REGULATORY APPROVAL OF THE PRC

Permission Required from Hong Kong and PRC Authorities

As advised by our Hong Kong counsel, Hastings & Co., based on their understanding of the current Hong Kong laws, as of the date of this prospectus, neither we nor our subsidiaries in Hong Kong are required to obtain any permission or approval from the Hong Kong authorities to operate our business or issue our Class A Ordinary Shares to foreign investors. We are also not required to obtain permissions or approvals from any PRC authorities before listing in the U.S. and to issue our Class A Ordinary Shares to foreign investors, including the CSRC or the CAC.

Based on our management’s internal assessment that the Company and its subsidiaries currently have no material operations in the Mainland China, our management understands that, as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities, including the CSRC or the CAC, before listing in the U.S. and to issue our Class A Ordinary Shares to foreign investors because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) the Company operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We also understand that Fundergo, Richest View and Fundermall are not required to obtain any permissions or approvals from any PRC authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authority. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.” on page 18.

RECENT REGULATORY DEVELOPMENT IN MAINLAND CHINA

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over Mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

Furthermore, on July 10, 2021, the CAC issued a revised draft of the Cybersecurity Review Measures (“Revised Draft”), which required that, among others, in addition to Critical Information Infrastructure Operator (“CIIO”), any Data Processing Operator (“DPO”) controlling personal information of no less than one million users that seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further listed the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&As published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation.

Given the nature of our Operating Subsidiaries’ business, we believe this risk is not significant. Our Operating Subsidiaries do not have any customers in Mainland China and is neither a CIIOs nor a DPO as defined in the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our Operating Subsidiaries’ business, operations or this offering as we do not believe that our Operating Subsidiaries are deemed to be operators of critical information infrastructure or data processors controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S. since (i) our subsidiaries are incorporated and operating in Hong Kong and the Revised Review Measures remain unclear whether they shall be applicable to a Hong Kong company; (ii) our subsidiaries operate without any subsidiary nor VIE structure in Mainland China; (iii) as of the date of this prospectus, our subsidiaries have not collected any personal information of

PRC individual clients; and (iv) as of the date of this prospectus, our Operating Subsidiaries have not been informed by any PRC governmental authority of any requirement that they file for a cybersecurity review. Therefore, we believe that our Operating Subsidiaries are not covered by the permission and requirements from the CSRC or the CAC.

Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated. If the Revised Review Measures are adopted into law in the future and if any of our Operating Subsidiaries is deemed an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, the listing of our Class A Ordinary Shares on U.S. exchanges could be subject to CAC’s cybersecurity review. If we become subject to the CAC or any other governmental agency, we cannot assure you that we will be able to list our Class A Ordinary Shares on U.S. exchanges, or continue to offer securities to investors, which would materially affect the interest of the investors and cause significantly depreciation of the price of our Class A Ordinary Shares or render them worthless.

Recent PCAOB Developments

Under the AHFCAA, which amended the HFCAA, our Class A Ordinary Shares may be prohibited from being traded on a national exchange if the PCAOB is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor has been inspected by the PCAOB on a regular basis with the last inspection in November 2021. As of the date of this prospectus, our auditor is not subject to and not affected by the PCAOB’s December 2021 Determination Report.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCAA. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor is headquartered in San Mateo, California, and did not appear as part of the report and was not listed under its appendix A or appendix B.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed a Statement of Protocol (the “Protocol”) to allow the PCAOB to inspect and investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, consistent with the HFCAA, and the PCAOB will be required to reassess its determinations by the end of 2022. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong.

On December 23, 2022, the AHFCAA was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly.

On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCAA and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years.

The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuing pursuing ongoing investigations and may initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China in 2023 and beyond, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, we will be identified as a “Commission-identified Issuer,” and upon the expiration of the applicable years of non-inspection under the HFCAA and relevant regulations, the Class A Ordinary Shares will be delisted and will not be permitted for trading over the counter. Such a delisting or prohibition would substantially impair your ability to sell or purchase the Class A Ordinary Shares, and the risk and uncertainty associated with delisting would have a negative impact on the price of the Class A Ordinary Shares. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the Class A Ordinary Shares could be adversely affected. Such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted in April 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A”;

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

•        are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•        will not be required to conduct an evaluation of our internal control over financial reporting.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer

We are a “foreign private issuer,” within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Impact of COVID-19

Since late December 2019, the outbreak of a novel strain of coronavirus, later named COVID-19, spread rapidly throughout China and later to the rest of the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a “Public Health Emergency of International Concern (PHEIC),” and later on March 11, 2020, a global pandemic. The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. While the spread of COVID-19 was substantially controlled in 2021, several variants of COVID-19 have emerged in different parts of the world and restrictions were re-imposed from time to time in certain cities to combat sporadic outbreaks. Given the rapidly expanding nature of the COVID-19 pandemic, we believe that COVID-19 has impacted and will likely continue to impact our business, results of operations, and financial condition.

The COVID-19 pandemic has caused companies such as ours, as well as our business partners, to implement temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business depends on our employees. If any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

Furthermore, our results of operations have been severely affected by the COVID-19 pandemic. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, our businesses and clients have been adversely affected by travel restrictions preventing travel from and to Hong Kong. More broadly, the COVID-19 pandemic threatens global economies and has caused significant market volatility and declines in general economic activities. This may have severely dampened the confidence in global markets and potential clients.

According to Word Health Organization (“WHO”), the COVID-19 pandemic “has been on a downward trend” with immunity increasing due to increasing administration of vaccines globally. Whilst there are remaining uncertainties posted by the potential evolution of COVID-19, the WHO Director-General announced on 5 May 2023 that COVID-19 no longer constitutes a PHEIC and is now an established and ongoing health issue, concurring with the advice of the International Health Regulations (“IHR”) Emergency Committee of the WHO. Notwithstanding such announcement, disruptions like general slowdown in economic conditions globally and volatility in the capital markets posed by COVID-19 are far-reaching and prevalent. The extent to which COVID-19 impacts our operating subsidiary’s business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, our operating subsidiary’s ability to pursue its business objectives may be materially adversely affected. In addition, our ability to raise equity and debt financing which may be adversely impacted by COVID-19 and other events, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all. We will continue to closely monitor the situation throughout 2023 and beyond.

Corporate Information

Our principal executive office is located at Unit 1002, 10/F Tai Sang Bank Building, 130-132 Des Voeux Road Central, Central, Hong Kong. Our telephone number is (+852) 2398-9100. Our registered office in the BVI is located at the office of Conyers Trust Company (BVI) Limited at Commerce House, Wickhams Cay 1, Road Town, Tortola, VG1110, British Virgin Islands.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our website is located at [*]. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

The Offering(1)

Below is a summary of the terms of the offering.

Issuer:	FG Holdings Limited
Securities being offered by us:	[*] Class A Ordinary Shares.
Offering price:	We estimate the initial public offering price will be between US$[*] and US$[*] per Class A Ordinary Share.
Number of Ordinary Shares outstanding prior to this offering:	We have 13,000,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares issued and outstanding.
Number of Ordinary Shares outstanding after this offering:

[*] Class A Ordinary Shares and [*] Class B Ordinary Shares, assuming no exercise of the over-allotment option.

[*] Class A Ordinary Shares and [*] Class B Ordinary Shares, assuming full exercise of the over-allotment option.

Over-allotment option:

We have granted the underwriter the right to purchase up to [*] additional Class A Ordinary Shares from us at the public offering price less the underwriting discount within 45 days from the closing date to cover over-allotments.

Voting Rights

Class A Ordinary Shares are entitled to one (1) vote per share.

Class B Ordinary Shares are entitled to twenty (20) votes per share.

Holders of Class A Ordinary Shares and Class B Ordinary Shares will vote together as a single class, unless otherwise required by law or our Memorandum or Articles. The holders of our Class B Ordinary Shares will hold approximately [*]% of the total votes for our issued and outstanding shares following the completion of this Offering and will have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal Shareholders” and “Description of Ordinary Shares” for additional information.

Use of proceeds:

Based upon an initial public offering price of US$[*] per Class A Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus), we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts, non-accountable expense allowance and the estimated offering expenses payable by us, of approximately US$[*] if the underwriter does not exercise its over-allotment option, and US$[*] if the underwriter exercise its over-allotment option in full, [*], after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering primarily as follows:

•   Approximately [30]% for acquisition of companies and/or formation of joint ventures within the value chain of the financial service industry;

•   Approximately [20]% for developing new products and diversifying our service offerings;

•   Approximately [10]% for expanding our business to overseas market, including but not limited to the UK, the US and Canada;

•   Approximately [10]% for investment in IT and optimization of online platform; and

•   The balance of approximately [30%] to fund working capital and for other general corporate purposes.

For more information, see “Use of Proceeds” on page 47.
Lock-up:

All of our principal shareholders (defined as owners of 5% or more of each class of our Ordinary Shares) are expected to enter into lock-up agreements with the underwriter, subject to certain exceptions, not to offer, issue, sell, transfer, contract to sell, encumber, grant any option for the sale of or otherwise dispose of, directly or indirectly, any of our Ordinary Shares for a period of [180] days commencing on the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Listing:

We [have applied] to have our Class A Ordinary Shares listed on the Nasdaq Capital Market. At this time, Nasdaq has not yet approved our application to list our Class A Ordinary Shares. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Class A Ordinary Shares will be approved for listing on Nasdaq.

Proposed Nasdaq Capital Market symbol:	We intent to apply to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “FGO”
Transfer Agent:	Vstock Transfer, LLC
Risk factors:

Investing in our Class A Ordinary Shares is highly speculative and involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 16.

____________

(1)      Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the underwriter’s over-allotment option and is based on 15,000,000 ordinary shares comprised of 13,000,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares outstanding as of the date of this prospectus.

RISK FACTORS

An investment in our Class A Ordinary Shares involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes, before deciding to invest in our Class A Ordinary Shares. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the trading price of our Class A Ordinary Shares could decline, and you may lose all or part of your investment.

Risks Relating to Our Corporate Structure

We rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

FGHL is a holding company, and we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to settle any debt we may incur. If any one of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

According to the BVI Act, a BVI company may make a dividend distribution to its shareholders if the directors are satisfied, on reasonable grounds, that such BVI company will, immediately after the distribution, satisfy the solvency test, meaning that the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due.

Under the Hong Kong Companies Ordinance, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves, as permitted under the Hong Kong Companies Ordinance. Dividends cannot be paid out of share capital. There are no restriction or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between FGHL and its subsidiaries, across borders and to U.S investors, nor there is any restrictions and limitations to distribute earnings from our business and subsidiaries, to FGHL and U.S. investors and amounts owed. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

Any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Class A Ordinary Shares.

Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended June 30, 2023 and 2022, our Company and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; and (ii) a lack of independent directors and an audit committee.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff to fill the key roles in the operations; and (ii) appointing independent Directors, establishing an audit committee, and strengthening corporate governance. We intend to implement the above measures prior to the listing, and we expect the remediation to be completed upon listing.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of our internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Class A Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. We may not discover any problems in a timely manner and in such an event our shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Class A Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline, and we may be unable to maintain compliance with the Nasdaq Listing Rules.

Risks Relating to Doing Business in Hong Kong

Our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

FGHL is a holding company, and we conduct our operations in Hong Kong through our Operating Subsidiaries. As at the date of this prospectus, we are not materially affected by recent statements by the PRC government indicating an intention to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers. However, due to certain long arm provisions in the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in Mainland China as they may affect Hong Kong. The PRC government may choose to exercise additional oversight and discretion over Hong Kong, and the policies, regulations, rules, and the enforcement of laws of the PRC government to which we are subject to may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system are uncertain. In addition, these PRC laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, which may result in inconsistency with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

•        delay or impede our development;

•        result in negative publicity or increase our operating costs;

•        require significant management time and attention; and

•        subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the

PRC legislative or administrative regulation making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or what the potential impact that any such modified or new laws and regulations would have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

The PRC government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in Mainland China-based issuers, which may result in a material change in our operations and/or the value of our Class A Ordinary Shares. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to change certain aspects of our business to ensure compliance, decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected, and the value of our Class A Ordinary Shares could decrease or become worthless.

If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

Recent statements by the PRC government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over Mainland China-based companies which listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Furthermore, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&As published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recent issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation.

It remains unclear whether a Hong Kong company shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, operations or this offering as we do not believe that our subsidiaries in Hong Kong are deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) our subsidiaries are incorporated and operating in Hong Kong and the Revised Review Measures remain unclear as to whether they shall be applicable to Hong Kong companies; (ii) our subsidiaries operates without any subsidiary or VIE structure in Mainland China; (iii) as of date of this prospectus, our subsidiaries have not collected and stored any personal information of PRC individual client; and (vi) as of the date of this prospectus, our subsidiaries have not been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If any of our subsidiaries is deemed an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, our operation and the listing of our Class A Ordinary Shares in the U.S. could be subjected to CAC’s cybersecurity review in the future.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, which came into effect on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No. 1 to No. 5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Draft Overseas Listing Regulations by providing substantially the same requirements for filings of overseas offering and listing by domestic companies, yet made the following updates compared to the Draft Overseas Listing Regulations: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) adding more details of filing procedures and requirements by setting different filing requirements for different types of overseas offering and listing. Pursuant to the Trial Measures, the Guidance Rules and Notice, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC within three working days following its submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Trial Measures. The companies that have already submitted applications for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing. On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022, and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operators carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any data processor who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

The Company understands that as of the date of this prospectus, the Group has no operations in Mainland China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. While the Group has no current operations in Mainland China, should we have any future operations in Mainland China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the Cyberspace Administration of China (the “CAC”) or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our operations in Mainland China, as well as limit our ability to pay dividends outside of Mainland China, limit our operations in Mainland China, delay or restrict the repatriation of the proceeds from this offering into Mainland China or take other actions that could have a material adverse effect on our business as well as the trading price of our Class A Ordinary Shares. We may be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our Class A Ordinary Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

As of the date of this prospectus, neither FGHL nor any of our subsidiaries are required to obtain any permission or approval from Hong Kong authorities to operate our business. Based on our management’s internal assessment that the Company and its subsidiaries currently have no material operations in the Mainland China, the Management understands that as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Class A Ordinary Shares to foreign investors, including the CAC or the CSRC because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) the Company operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We also understand that our subsidiaries in Hong Kong are not required to obtain any permissions or approvals from any PRC authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authorities. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or become worthless.

Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future, investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 23, 2022, the AHFCAA was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before the securities may be prohibited from trading or delisted.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. The PCAOB is currently unable to conduct inspections without the approval of the PRC government authorities. Currently, our U.S. auditor is inspected by the PCAOB, and we have no operations in Mainland China. However, if there is significant changes to current political arrangements between Mainland China and Hong Kong, companies operating in Hong Kong like us may face similar regulatory risks as those operated in Mainland China and we cannot assure you that our auditor’s work will continue to be able to be inspected by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside Mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in Mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if there is any component of our auditor’s work papers become located in Mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular Mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges, such as the Nasdaq, of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting Mainland China-based companies from accessing U.S. capital markets.

On May 20, 2020, the U.S. Senate passed the HFCAA, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCAA on December 2, 2020, and the HFCAA was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in Mainland China-based issuers and summarizing enhanced disclosures the SEC recommends Mainland China-based issuers make regarding such risks.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCAA. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Class A Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the AHFCAA, which was enacted on December 23, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus, reducing the time before our Class A Ordinary Shares may be prohibited from trading or delisted. On December 29, 2022, legislation titled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions (“Commission-Identified Issuers”). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. Further, the release provides notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCAA. The SEC will identify Commission-Identified Issuers for fiscal years beginning after December 18, 2020. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022. The final amendments became effective on January 10, 2022.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCAA. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor, WWC, P.C. is headquartered in San Mateo, California with no branches or offices outside the United States, and did not appear as part of the report under the lists in its appendix A or appendix B.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed a Statement of Protocol (the “Protocol”) to allow the PCAOB to inspect and investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, consistent with the HFCAA, and the PCAOB will be required to reassess its determinations by the end of 2022. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong.

On December 23, 2022, the AHFCAA was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly.

On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCAA and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years.

The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuing pursuing ongoing investigations and may initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control.

If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China in 2023 and beyond, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, we will be identified as a “Commission-identified Issuer,” and upon the expiration of the applicable years of non-inspection under the HFCAA and relevant regulations, the Class A Ordinary Shares will be delisted and will not be permitted for trading over the counter. Such a delisting or prohibition would substantially impair your ability to sell or purchase the Class A Ordinary Shares, and the risk and uncertainty associated with delisting would have a negative impact on the price of the Class A Ordinary Shares. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the Class A Ordinary Shares could be adversely affected. Such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Future developments in respect of increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

While the CSRC, the SEC and the PCAOB have entered into the SOP Agreements regarding the inspection of PCAOB-registered accounting firms in Mainland China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between Mainland China and Hong Kong, or if any component of our auditor’s work papers become located in Mainland China in the future. Delisting of our Class A Ordinary Shares would force holders of our Class A Ordinary Shares to sell their Class A Ordinary Shares. The market price of our Class A Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCAA, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCAA on December 2, 2020, and the HFCAA was signed into law on December 18, 2020. On June 22, 2021, the U.S. Senate passed the AHFCAA, enacted on December 23, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Class A Ordinary Shares may be prohibited from trading or delisted.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As a result of these scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our offering, business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to our subsidiaries.

Hong Kong is a Special Administrative Region (“SAR”) of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong SAR’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

The enactment of the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiary, which represents substantially all of our business.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong, which represents substantially all of our business. If our subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position, and results of operations could be materially and adversely affected.

If we become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our Class A Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably.

During the last several years, U.S. listed public companies that have substantially all of their operations in Mainland China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in our reputation being harmed. Our stock price could decline because of such allegations, even if the allegations are false.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance, or disobedience, as well as significant natural disasters, may affect the market may adversely affect the business operations of the Company. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development including the Hong Kong National Security Law issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and at the time President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S., China, and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative, or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Class A Ordinary Shares could be adversely affected.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

Our revenues and expenses will be denominated predominantly in Hong Kong dollars. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that the Hong Kong dollar will remain pegged to the U.S. dollar. Any significant fluctuations in the exchange rates between Hong Kong dollars to U.S. dollars may have a material adverse effect on our revenue and financial condition. For example, to the extent that we are required to convert U.S. dollars we receive from this offering into Hong Kong dollars for our operations, fluctuations in the exchange rates between Hong Kong dollars against the U.S. dollar would have an adverse effect on the amounts we receive from the conversion. We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk.

Risks Relating to Our Business and Industry

We are a rapidly growing company with a relatively limited operating history, which may result in increased risks, uncertainties, expenses and difficulties, and makes it difficult to evaluate our prospects.

Our first operating subsidiary, Fundergo, was formed as a limited liability company in Hong Kong in 2019. We have a limited history upon which an evaluation of our performance and prospects can be made. There can be no assurance that we will ever operate profitably. Our current and proposed operations are subject to all the business risks associated with new enterprises. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market.

Our revenue growth rate and financial performance in recent years may not be indicative of future performance and such growth may slow over time.

We have grown rapidly over the last four years, and our recent revenue growth rate and financial performance may not be indicative of our future performance. You should not rely on our revenue for any previous quarterly or annual period as an indication of our revenue or revenue growth in future periods. As we grow our business, our revenue growth rates may slow, or our revenue may decline, in future periods for a number of reasons, which may include slowing demand for our platform offerings and services, increasing competition, a decrease in the growth of our overall mortgage lending market, increasing regulatory costs and challenges and our failure to capitalize on growth opportunities.

We may not be able to effectively manage our growth and operations, which could materially and adversely affect our business.

We may experience rapid growth and development in a relatively short time span through our marketing efforts. The management of this growth will require, among other things, continued development of our financial and management controls and management information systems, stringent control of costs, increased marketing activities, the ability to attract and retain qualified management personnel, and the training of new personnel. We intend to hire additional personnel to manage our expected growth and expansion. Failure to successfully manage our possible growth and development could have a material adverse effect on our business and the value of our common stock.

A majority of our revenue is derived from referral fees, which are not long-term contracted sources of recurring revenue and are subject to external economic conditions and declines in those engagements could have a material adverse effect on our financial condition and results of operations.

We historically have earned principally all of our revenue from referral fees. We expect that we will continue to rely heavily on revenue from these sources for substantially all of our revenue for the foreseeable future. A decline in the number of transactions completed or in the value of the mortgage loans we facilitated could significantly decrease our revenues which would adversely affect our business, financial condition and results of operations.

We depend on relationships with our lenders and any adverse changes in these relationships could adversely affect our business, financial condition and results of operations.

Our success depends in significant part on the financial strength of our lenders (including banks and private credit lenders) and our continuing relationships with such lenders. Our lenders could, for any reason, experience financial difficulties and cease participating on our platforms, fail to pay match and/or closing fees when due and/or drop the quality of their services to consumers. We could also have commercial or other disputes with our lenders from time to time. The occurrence of one or more of these events with a significant number of our lenders could, alone or in combination, have a material and adverse effect on our business, financial condition and results of operations.

We rely on several key customers for our business.

We derive significant portion of our revenue from several key customers. We do not have long-term agreements with any of our key customers. The decision by our key customers to cease relationship/partnership with us, or to dramatically reduce transaction volume, could adversely affect our operating results.

We may experience delays or defaults in collecting mandated referral fees or service fees

We face uncertainties over the timeliness of our customers’ payments and their ability to pay. Our customers’ ability to pay may be affected by events or circumstances that are difficult to foresee or anticipate, such as a decline in their business or an economic downturn. Hence, there can be no assurance that we will be able to collect our referral fees or service fees fully or within a reasonable period of time. As such, our financial condition and results of operations are dependent, to a certain extent, on the creditworthiness of our customers. If there are any unforeseen circumstances affecting our customers’ ability or willingness to pay us, we may experience payment delays or non-payment. In such events, our Group’s liquidity, cash flows and working capital may be adversely affected.

Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of the software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for use. Errors or other design defects within the software on which we rely may result in a negative experience for users and our lenders. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of users or our lenders or liability for damages, any of which could adversely affect our business, results of operations and financial conditions.

We rely on the performance of highly skilled personnel and if we are unable to attract, retain and motivate well-qualified employees, our business could be harmed.

We believe our success has depended, and continues to depend, on the efforts and talents of our management team and our highly skilled employees. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. The loss of any of our senior management or key employees could materially and adversely affect our ability to build on the efforts they have undertaken and to execute our business plan, and we may not be able to find adequate replacements. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business and results of operations could be harmed.

Fluctuations in interest rates could negatively affect our loan facilitation volume.

Fluctuations in the interest rate environment may discourage our lenders to lend mortgage loans through our platform, which may adversely affect our business. Meanwhile, if we fail to respond to the fluctuations in interest rates in a timely manner and provide the best available mortgage loan options to our customers, these loan options may become less attractive to borrowers.

Any significant disruption in service on our platform, including events beyond our control, could reduce the attractiveness of our platform, services and solutions and result in a loss of users or our lenders.

In the event of a system outage and physical data loss, the performance of our platform, services and solutions would be materially and adversely affected. The satisfactory performance, reliability and availability of our platform, services and solutions and the technology infrastructure that underlies them are critical to our operations and reputation and our ability to retain existing and attract new users and lenders. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or other attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to our facilities, we could experience interruptions and delays in our service and may incur additional expense in arranging new facilities. Any interruptions or delays in the availability of our platform or solutions, whether accidental or willful, and whether as a result of our own or third-party error, natural disasters or security breaches, could harm our reputation and our relationships with users and lenders.

Any negative publicity about our services could harm our business and reputation and could materially adversely affect our financial condition and results of operations.

An integral part of our value is our reputation and our customers expect a high standard from our services. Our ability to maintain this value and the reputation of our business is key to our continued success. Despite our commitment to our integrity and service quality control, we cannot assure you that our business partners will adhere to the same commitment. Negative publicity regarding our service could also adversely affect our reputation and sales. Any actions or any negative publicity about us may adversely affect consumer perception of our services. Any incidents involving our company or our service, could erode the trust and confidence of our customers, and damage the strength of our brand, especially if such incidents result in adverse publicity, governmental investigations or litigation.

We compete with a number of other mortgage brokage companies, and we face the possibility of new competitors.

We currently compete with a number of other mortgage brokage companies and we expect that competition will intensify. Some of these existing competitors may have more capital or complementary products or services than we do, and they may leverage their greater capital or diversification in a manner that adversely affects our competitive position, including by making strategic acquisitions. In addition, new competitors may enter the market and may be able to innovate and bring products and services to market faster, or anticipate and meet borrower or lender demand before we do. We may be forced to expend significant resources to remain competitive with current and potential competitors. If any of our competitors are more successful than we are at attracting and retaining borrowers and lenders, our business, financial condition and results of operations could be materially and adversely affected.

We may be unable to obtain sufficient funding on terms acceptable to us, or at all.

The future expansion of our business may require us to incur additional borrowings and diversify sources of funding. Whether we are able to raise additional capital at costs acceptable to us depends on the financial success of our current business and the successful implementation of our key strategic initiatives. This may be affected by various financial, economic and market conditions and other factors, some of which are beyond our control. If we are unable to obtain sufficient banking facilities on acceptable terms to meet our operational and expansion demands, this may put strains on our cash flow and our ability to successfully implement our expansion plans.

Our insurance coverage may be inadequate to protect us from potential losses.

We may not be fully insured for our losses under our current insurance policies in place. We do not maintain any business interruption or key person life insurance. There are certain types of losses, such as from war, acts of terrorism and certain natural disasters, for which we cannot obtain insurance at a reasonable cost, or at all. If any of these occurs, it may result in us incurring substantial losses and the diversion of our resources, which are not covered by our insurance. It may in turn materially and adversely affect our business and financial condition.

Our financial result for the year ending June 30, 2024, is expected to be adversely affected by non-recurring listing expenses.

Our directors are of the view that the financial results of FGHL for the year ending June 30, 2024, are expected to be adversely affected by the listing expenses in relation to the offering, the nature of which is non-recurring. See “Expenses Related To This Offering” for details. Part of the listing expenses is expected to be accounted for as a deduction from equity upon listing while part of the listing expenses has been and is expected to be recognized as expenses in our consolidated statements of income which is expected to be recognized for the year ending June 30, 2024. Accordingly, our results of operation and financial performance for the year ending June 30, 2024, may be adversely impacted, and may or may not be comparable to our financial performance in the past.

We or our Operating Subsidiaries may be subject to litigation, arbitration, or other legal proceeding risk.

We or our Operating Subsidiaries may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this prospectus, neither we nor our Operating Subsidiaries are a party to, or are aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties, and other results adverse to us. A substantial judgment, settlement, fine or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

Our business is subject to Hong Kong laws and regulations regarding personal data privacy. Any changes in these laws and regulations could cause changes to our business practices and increase costs of operations, and any failure to comply with such laws and regulations could result in claims, penalties, damages to our reputation, declines in user growth or engagement, or otherwise harm our business, results of operations and financial condition.

We collect, store and process certain personal and other sensitive data from users for the purpose of providing our services, such as name, identity number and phone number. We have obtained the explicit consents from users to use their personal information within the scope of authorization and we have taken measures to protect the security of such personal information and prevent personal information from being divulged, damaged or lost. However, we face risks in handling and protecting personal data. We expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, or if we are accused of failing to comply with such laws and regulations, we could become subject to penalties and our reputation and results of operations could be materially and adversely affected.

We may be unable to successfully implement our future business plans and objectives.

Our success is dependent on, among other things, our proper and timely execution of our future business plans. Our future business plans may be hindered by factors beyond our control, such as competition within the industry we operate, our ability to cope with high exposure to financial risk, operational risk, market risk and credit risk as our business and customer base expands and our ability to provide, maintain and improve the level of human and other resources in servicing our customers. As such, we cannot assure that our future business plans will materialize, or that our objectives will be accomplished fully or partially, or our business strategies will generate the intended benefits to us as initially contemplated. If we fail to implement our business development strategies successfully, our business performance, financial condition and future prospects and growth could be materially and adversely affected.

We may in the future pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies and significant transaction costs, and also may present new risks associated with entering additional markets or offering new products or services and integrating the acquired companies or newly established joint ventures. Moreover, we may not have sufficient management, financial and other resources to integrate companies we acquire or to successfully operate joint ventures, and we may be unable to profitably operate our expanded company structure. Additionally, any new business that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, operating results, and financial condition.

Since late December 2019, the outbreak of a novel strain of coronavirus, later named COVID-19, spread rapidly throughout China and later to the rest of the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a PHEIC, and later on March 11, 2020, a global pandemic. The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. While the spread of COVID-19 was substantially controlled in 2021, several variants of COVID-19 have emerged in different parts of the world and restrictions were re-imposed from time to time in certain cities to combat sporadic outbreaks. Given the rapidly expanding nature of the COVID-19 pandemic, we believe that COVID-19 has impacted and will likely continue to impact our business, results of operations, and financial condition.

This outbreak of COVID-19 has caused companies like us and our business partners to implement temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business depends on our employees. If any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

Furthermore, our results of operations have been severely affected by the COVID-19 outbreak. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, our businesses and clients have been adversely affected by travel restrictions preventing travel from and to Hong Kong. More broadly, the COVID-19 outbreak threatens global economies and has caused significant market volatility and declines in general economic activities. This may have severely dampened the confidence in global markets and potential clients.

Most of the restrictive measures previously adopted by the Hong Kong and PRC governments at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures since December 2022. However, the extent to which the COVID-19 pandemic may continue to impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this prospectus, including the effectiveness of vaccines and other treatments for COVID-19, and other new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the general negative impact of the COVID-19 outbreak on the corporate finance markets, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected.

Risks Relating to our Class A Ordinary Shares and this Offering

There has been no public market for our Class A Ordinary Shares prior to this offering, and you may not be able to resell our Class A Ordinary Shares at or above the price you pay for them, or at all.

Prior to this offering, there has not been a public market for our Class A Ordinary Shares. We plan to apply for the listing of our Class A Ordinary Shares on the Nasdaq Capital Market. An active public market for our Class A Ordinary Shares, however, may not develop or be sustained after the offering, in which case the market price and liquidity of our Class A Ordinary Shares will be materially and adversely affected.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Class A Ordinary Shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our Class A Ordinary Shares shortly following this offering. If the market price of our Class A Ordinary Shares after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in the price of our Class A Ordinary Shares, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

The market price of our Class A Ordinary Shares may be highly volatile, and you could lose all or part of your investment.

The trading price of our Class A Ordinary Shares is likely to be volatile. Upon the consummation of this offering, we will have a relatively small public float due to the relatively small size of this offering, and the concentrated ownership of our Class A Ordinary Shares among our executive officers and directors. As a result of our small public float, our Class A Ordinary Shares may be less liquid and have greater stock price volatility than the shares of companies with broader public ownership. Our stock price could be subject to wide fluctuations in response to a variety of other factors, which include:

•        whether we achieve our anticipated corporate objectives;

•        changes in financial or operational estimates or projections;

•        termination of the lock-up agreement or other restrictions on the ability of our shareholders and other security holders to sell shares after this offering; and

•        general economic or political conditions in Hong Kong or elsewhere.

In addition, the stock price of a number of companies involved in initial public offerings, particularly among companies with relatively smaller public floats, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our stock. This volatility may prevent you from being able to sell your securities at or above the price you paid for your securities. If the market price of our Class A Ordinary Shares after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

Investors may have difficulty enforcing judgments against us, our directors and management.

We are incorporated under the laws of the BVI and all of our directors and officers reside outside the United States. Moreover, many of these persons do not have significant assets in the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

There is uncertainty as to whether the BVI courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in the BVI to impose liabilities against us or our directors or officers predicated upon the civil provisions of the federal securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.

There is uncertainty as to whether the courts of Hong Kong would: (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is: (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty); and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Class A Ordinary Shares to significant adverse United States income tax consequences.

In general, we will be treated as a passive foreign investment company (“PFIC”) for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “United States Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. We may be a PFIC for our current taxable year or in the foreseeable future, however, our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class B Ordinary Shares may view as beneficial.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Based on our dual-class voting structure, holders of Class A Ordinary Shares will be entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B Ordinary Shares will be entitled to 20 votes per share. Due to the disparate voting powers associated with our two classes of ordinary shares, our directors and officers will hold in aggregate approximately [*]% or more of voting power of our Company immediately following the completion of this Offering. Their interests may not coincide with your interests, and it may make decisions with which you disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession, and our business and financial strategy.

We cannot predict the effect our dual-class structure may have on the market price of our Class A Ordinary Shares.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A Ordinary Shares, adverse publicity or other adverse consequences. For example, certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it would no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on its treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced and implemented policies, the dual-class structure of our Ordinary Shares would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices would not invest in our Class A Ordinary Shares. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class structure of our Ordinary Shares, we will likely be excluded from certain indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

Our Class A Ordinary Shares are expected to initially trade under US$5.00 per share and thus would be known as “penny stock”. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Class A Ordinary Shares.

Our Class A Ordinary Shares are expected to initially trade below $5.00 per share. As a result, our Class A Ordinary Shares would be known as a “penny stock”, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our Class A Ordinary Shares could be considered to be “penny stock”. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established Members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Class A Ordinary Shares, and may negatively affect the ability of holders of our Class A

Ordinary Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile, and you may not be able to buy or sell the stock when you want to.

If we fail to meet applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

Assuming our shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Class A Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

•        a limited availability of market quotations for our Class A Ordinary Shares;

•        reduced liquidity for our Class A Ordinary Shares;

•        a determination that our Class A Ordinary Shares are “penny stock”, which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

•        a limited amount of news about us and analyst coverage of us; and

•        a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The U.S. National Securities Markets Improvement Act of 1996 prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Class A Ordinary Shares will be listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, this statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Volatility in the price of our Class A Ordinary Shares may subject us to securities litigation.

The market for our Class A Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our Class A Ordinary Share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

Because our initial public offering price is substantially higher than our pro forma net tangible book value per share, you will incur immediate and substantial dilution in the book value of your Class A Ordinary Shares.

If you purchase Class A Ordinary Shares in this offering, you will pay substantially more than our net tangible book value per Class A Ordinary Share. As a result, you will experience immediate and substantial dilution of $[*] per Class A Ordinary Share, representing the difference between our pro forma as adjusted net tangible book value per Class A Ordinary Share of $[*] as of June 30, 2023 after giving effect to the net proceeds to us from this offering, assuming no change to the number of Class A Ordinary Shares offered by us as set forth on the cover page of this prospectus, and an assumed public offering price of $[*] per Class A Ordinary Share. See “Dilution” for a more complete description of how the value of your investment in our Ordinary Shares will be diluted upon the completion of this offering.

Our directors and officers have significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this prospectus, our directors and officers hold in aggregate approximately [86.22]% or more of voting power of our Company. We are not considered a “controlled company” under Nasdaq corporate governance rules as we do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company, these shareholders, however, if they act together, will be able to control the management and affairs of our company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Class A Ordinary Shares as part of a sale of us or our assets and might affect the prevailing market price of our Class A Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Class A Ordinary Shares.

We anticipate that we will use the net proceeds from this offering for our ordinary business and other corporate purposes. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our Class A Ordinary Shares.

Our board of directors may decline to register the transfer of Class A Ordinary Shares.

Our Board is permitted to refuse or delay the registration of a transfer of Class A Ordinary Shares where it reasonably determines that it is in the best interest of the Company to do so. Without limiting the generality of the foregoing, the Board may refuse or delay the registration of a transfer of shares if the transferor has failed to pay an amount due in respect of those shares. Where the Board passes a resolution to refuse or delay the registration of a transfer, the Company shall, as soon as practicable, send the transferor and the transferee a notice of the refusal or delay.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We will design our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of a person, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases. Under BVI law, we may make a dividend distribution to our shareholders if our directors are satisfied, on reasonable grounds, that we will, immediately after the distribution, satisfy the solvency test, meaning that the value of our assets exceeds our liabilities and that we are able to pay our debts as they fall due.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Class A Ordinary Share price or trading volume to decline.

If a trading market for our Class A Ordinary Shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our Class A Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our Class A Ordinary Share price, our Class A Ordinary Share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our Class A Ordinary Share price or trading volume to decline and result in the loss of all or a part of your investment in us.

As the rights of a shareholder under BVI law differ from those under U.S. law, you may have fewer protections than you would as a shareholder of a U.S. corporation.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the BVI Act, and the common law of the BVI. The rights of shareholders to take legal action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors and officers under BVI law are governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the English common law and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are largely codified in the BVI Act, but are potentially not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

Therefore, you may have more difficulty protecting your interests in connection with actions taken by our directors and officers or our principal shareholders than you would as a shareholder of a corporation incorporated in the United States.

Shareholders of BVI companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

Shareholders of BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Shareholders of a BVI company could however, under certain circumstances, bring a derivative action in the BVI courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the BVI of judgments obtained in the United States, although the courts of the BVI will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the U.S. federal or state courts against us under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the BVI, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the BVI, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the BVI and (f) there is due compliance with the correct procedures under the laws of the BVI. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for all the losses suffered.

BVI laws may provide less protection for minority shareholders than those under U.S. law, and therefore minority shareholders who are dissatisfied with the conduct of our affairs may not have the same options as to recourse in comparison to the shareholders of a U.S. corporation.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under the BVI Act is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. A shareholder may also bring an action under the BVI Act if he feels that the affairs of the company have been or will be carried out in a manner that is oppressive, unfairly discriminatory or unfairly prejudicial to him. Under the BVI Act, a shareholder is also able to bring an action against the company for a breach of a duty owed by the company to a shareholder in his capacity as a shareholder. Generally any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the BVI or their individual rights as shareholders as established by the company’s memorandum and articles of association.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. corporation.

Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, obtaining and maintaining directors’ and officers’ liability insurance would become more difficult and expensive for us, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, BVI, may differ significantly from corporate governance listing standards. Currently, we plan to rely on some home country practices with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Class A Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to opt out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”.

Upon consummation of this offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a)following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay the adoption of new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy and financial results. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed, and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        our goals and strategies;

•        our future business development, financial condition and results of operations;

•        expected changes in our revenues, costs, or expenditures;

•        our expectations regarding the demand for and market acceptance of our services;

•        competition in our industry;

•        government policies and regulations relating to our industry; and

•        uncertainty about the spread of the COVID-19 virus and the impact it may have on the Company’s operations, the demand for the Company’s services, and economic activity in general.

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied, or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

OUR INDUSTRY

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties, as well estimates by our management based on such data. None of these third parties are affiliated with us, and the information contained in this prospectus has not been reviewed or endorsed by any of them. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. Industry publications, research, surveys, studies, and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

While we believe that the information from these industry publications, surveys and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Introduction of Mortgage Lending Business in Hong Kong

Overview

As one of the world’s most expensive and liquid property markets which drives by factors such as limited land supply, high demand as well as Chinese culture and family values, Hong Kong’s real estate industry is a significant contributor to the city’s economy. According to the statistics disclosed by the Land Registry of Hong Kong (“Land Registry”), there were 59,619 sale and purchase agreements for all building units in 2022 with a total consideration of approximately HK$554.46 billion1.

The mortgage lending business in Hong Kong is a robust and dynamic industry. Secured by fixed assets, mortgage loan has been one of the most favorite lending products to investors and banks over the past 10 years. The number of mortgage loan applications are mainly driven by (1) property transactions and (2) refinancing of existing properties to release liquidity from the asset. This industry plays a crucial role in facilitating the transactions and ownerships in the property market of Hong Kong and supported the working capital need for many corporations. Property transactions in Hong Kong involve various types of properties, including residential, commercial, and industrial properties. Each of these property types has its unique characteristics, demands, and financing requirements, making the mortgage lending business in Hong Kong diverse and complex.

While Hong Kong dollar has been pegged with US dollar since 1983, the interest rate hike of US dollar has also affected the inter-bank interest rate of Hong Kong dollar to rise since late 2022. Mortgage rates, which are mostly floating rate depending on the inter-bank interest rate has also increased approximately by 4% to 5% over the past 18 months, which led to higher demand of property refinancing in the market.

Despite higher interest rate in the past 18 months, the overall credit quality of mortgage loan assets in Hong Kong remains high. According to announcement by the Hong Kong Monetary Authority (“HKMA”), the government financial regulator on October 31, 2023, the delinquency ratio of residential mortgage loan as of September 30, 2023 is low at 0.07%2.

Automated online mortgage platform

Under the trend of digital adaption in many financing industries, the mortgage lending industry in Hong Kong has also evolved significantly in recent years. Several mortgage brokerage services providers are now offering online platforms to streamline and automate the mortgage process. Features of online mortgage platforms generally include the following:

•        Loan approval amount estimation

•        mortgage loan comparison

•        Online property valuation and repayment calculator

____________

1        Land Registry of Hong Kong, Summary of Statistics for Year of 2022 & Comparison with the Year of 2021 and the Year of 2020, https://www.landreg.gov.hk/en/monthly/stat22yr.htm

2        Hong Kong Monetary Authority, Residential Mortgage Survey Results for September 2023, https://www.hkma.gov.hk/eng/news-and-media/press-releases/2023/10/20231031-6/

HK real estate properties

In Hong Kong, the real estate properties can be divided into three categories, namely, residential, commercial, and industrial properties:

•        Residential Properties:

As the largest segment of Hong Kong’s property market, residential properties consist of different types of housing ranging from luxury villas to small apartments. Despite high property prices, the demand for residential properties remains strong due to the city’s high population density and limited land supply.

Per official historical data available from HKMA, the yearly average number of residential property mortgage cases applied and approved approximate at 138,100 and 107,800 cases with yearly average loan sum high at HK$107.8 billion for the past 5 years (from June 2018 to June 2023)3.

•        Commercial Properties:

Commercial properties in Hong Kong are highly sought after, especially in prime business districts. They include office buildings, retail spaces, and mixed-use developments. The high rental yields and capital appreciation potential make commercial properties very attractive to investors.

•        Industrial Properties:

Industrial properties, including warehouses, factories, and logistics facilities, have seen increasing demand in recent years, driven by the growth of e-commerce and logistics industries. The government’s revitalization scheme for industrial buildings has also provided new investment opportunities in this sector.

HK mortgage lending business

The mortgage lending business in Hong Kong is dominated by banks, but private credit lenders also play an important role in this industry:

•        Banks:

Banks are the primary lenders in Hong Kong’s mortgage market. They offer competitive interest rates and have a wide range of mortgage related products to cater to different customer needs. The lending business of banks are governed by the rules and guidelines introduced by HKMA such as prudential measure for mortgage loans which ensure borrowers can repay the mortgage during period of interest rate hike.

•        Private Credit Lenders:

Private credit lenders include finance companies, credit funds and unions, and private investors who provide an alternative source of mortgage financing. Since their funding source are not from depositors of mass market, they are not required to follow the rules and guidelines introduced by HKMA. They often have more flexible lending criteria and quicker loan approval procedures to attract borrowers who may not meet the strict requirements of banks; however, interest rates are generally higher than banks.

____________

3        Hong Kong Monetary Authority, Residential Mortgage Survey Results, https://www.hkma.gov.hk/eng/news-and-media/press-releases/monthly-residential-mortgage-survey-results/

Market Size of Mortgage Lending Business in Hong Kong

The chart below shows the total outstanding of residential mortgage loan amount from banks in Hong Kong. As of 2022, the total loan value of residential mortgage loans from authorized banking institutions in Hong Kong amount to almost HK$1.81 trillion. Mortgage lending accounted for around 17% of the total loan value in the city. Despite fluctuation of property prices in different property sectors, with the control measures imposed by the local regulator, the total residential loan amount has been increasing steadily in the past 7 years together with overall real estate market value.

Mortgage Loan Value
(Amount in HK$ Trillion)
2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
-
1.12
1.22
1.33
1.46
1.58
1.74
1.81
2016
2017
2018
2019
2020
2021
2022

Source: Statista 20234

Total Transaction Value - All Property Types
(Amount in HK$' Billion)
900
800
700
600
500
400
300
200
100
0
735.2
563.97
833.8
740.68
547.64
2018-2019
2019-2020
2020-2021
2021-2022
2022-2023

Source: Midland Reality5

____________

4         See Daniel Slotta (2023). Value of residential mortgage lending from authorized banking institutions in Hong Kong from 2016 to 2022

5        Midland Reality, Statistics of Properties Transactions in Land Registry, https://www.midland.com.hk/land-registry-record/
12months.html

Due to COVID-19 and interest rate hike which had negatively affected the property market price, the market performance is experiencing downward trend in terms of transaction volume and value. Considering recent market development, the governmental relaxation of mortgage loan restrictions, the improved rental yield after lowered property price and close to the end of US interest rates hiking cycle, it is generally expected that there will be supportive factor towards the Hong Kong property market.

Domestic Loans by Economic Sectors
(Amount in HK$' Billion)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
2,932
503
384
305
3,092
474
372
308
3,290
543
343
314
3,456
524
357
328
3,504
406
307
312
Q2 2019
Q2 2020
Q2 2021
Q2 2022
Q2 2023
Property lending
Trade financing
Wholesale and retail trade
Manufacturing

Source: Hong Kong Monetary Authority6

•        Property Lending include: 1. Property development loan; 2. Property investment loan; and 3. Mortgage loan to purchase of residential properties.

From the second quarter of 2019 to the second quarter of 2023, total property lending granted by authorized institutions has increased from approximately HK$2.9 trillion to HK$3.5 trillion, this represent 77.3% of all domestic loans granted. Property lending continued to play a crucial part of credit market in Hong Kong.

____________

6        Hong Kong Monetary Authority, Domestic Loans by economic sectors, https://www.hkma.gov.hk/media/eng/doc/market-data-and-statistics/monthly-statistical-bulletin/C03.xls

As illustrated in the chart below, domestic loans under the property lending sector are generally contributed by (1) the property development and investment sub-sector; and (2) the purchase of private residential properties sub-sector. The latter continued to benefit from an upward trend while the former appears to be flattening.

Domestic Loans under Property Lending Sector
(Amount in HK$' Billion)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
2,932
3,092
3,290
3,456
3,504
1,395
1,517
1,647
1,773
1,840
1,536
1,575
1,643
1,683
1,665
Q2 2019
Q2 2020
Q2 2021
Q2 2022
Q2 2023
Property development and investment
Purchase of private residential properties
Total Property lending

Source: Hong Kong Monetary Authority7

Major Market Drivers of The Mortgage Lending Business

The mortgage lending business in Hong Kong is affected by several property market factors and the global and local economic environment. Some of the drivers that exert influence on the lending volumes and trends include property prices, level of interest rate, level of employment, level of income and government regulation.

Property prices in Hong Kong

Hong Kong remains one of the most expensive places to purchase a property. While increase in interest rates by central banks worldwide has negatively impacted to property markets, most property price in Hong Kong, from our observation, has been lowered by approximately 15% to 25% in the past 2 years. The outlook of the property market has a potential to change to positive with expectation of interest rate drop in the future, better affordability with increased income of local citizens and increased rental yield after property price dropped.

Increase of Interest Rate shifted bank mortgage to private credit

Under the Linked Exchange Rate System (“LERS”), Hong Kong dollar interbank rates generally track their US dollar counterparts. As the US’s Fed Rate Hikes cycle for taming inflation since March 2022, Hong Kong dollar interbank rates have gradually risen in recent months from 0.75% to current level of 5.75%. Banks which are regulated under HKMA, have been lowering their credit exposure by not reducing credit to property investors who depend on rental income to repay property loans. This led to higher demand in private credit mortgage loans to property investors which would seek re-financing and replenish their liquidity.

____________

7        Ibid

Government Regulation

The most essential driver to the mortgage lending business is the government regulation. Throughout the years after the pandemic, the Hong Kong government has introduced several measures to relax the regulations of the mortgage business. In 2020, the HKMA has raised the loan-to-value ratio for commercial property and industrial property from 40% to 50%, in order to respond to the financial pressure caused by COVID-198. In July 2023, the HKMA eased the pressure of first-time home buyers by raising the loan-to-value ratio from 60% to 70%9. The new measures not only benefited first-time home buyers, but also the property owners who need to remove the mortgage insurance program or mortgage loan offered by property developers. Meanwhile, the loan-to-value ratio for the non-residential property increased from 50% to 60%10. All the above measures showed that the Hong Kong government has been dedicated to maintaining the affordability of property buyers and liquidity of real estates.

Levels of Employment and Income

The levels of employment and income are of critical importance to the mortgage lending business as they indicate affordability to purchase a property and/or ability to repay the mortgage loan. According to the data from Census and Statistics Department of Hong Kong Government, the seasonally-adjusted unemployment rate in Hong Kong ticked lower to approximately 3.1% at the end of March 2023. From June to August 2023, the unemployment rate stayed low at approximately 2.8%, the same as the level in May to July 202311. Further, a KPMG survey found that the salary expectations for 2023 will continue to increase, with approximately 74% of respondents expecting an increase in salary12. The figures showed that the unemployment rate has been decreasing since March 2023, and the total employment has been increasing. According to the KPMG survey13, employment level in Hong Kong may continue to improve. The positive levels of employment and the levels of income indicate that the people in Hong Kong will have a better affordability and ability to invest in property market.

Technology Advancement

The rapid development of technology has propelled the transformation of traditional mortgage lending industry and empowered innovative players to compete more effectively. Digital adaption in the mortgage lending industry will improve the accessibility and transparency of mortgage information and increase the efficiency of the overall mortgage lending process. This will exerts positive impact on the mortgage lending market.

Entry Barriers of The Mortgage Lending Business

Relationship & track record with Lenders

In terms of loan matching platform, connection with lenders (collectively the banks and private credit lenders) shall be the top priority for sustainable business. Concentration on a few lenders would make it challenging for taking on board new businesses, as that would reduce options for borrower which is not ideal for a fintech market place.

Reputation and Trust

Trust and reputation are essential in the mortgage lending business. Borrowers often prefer to work with established mortgage brokers with a proven track record of reliability, transparency, and fair practices. New entrants need to invest in building a positive brand image, customer trust, and referral networks to compete effectively with established players in the market.

____________

8        Hong Kong Monetary Authority, Prudential Measures for Mortgage Loans on Non-residential Properties, https://www.hkma.gov.hk/media/eng/doc/key-information/guidelines-and-circular/2020/20200819e1.pdf

9        Hong Kong Monetary Authority, Amendments to the Mortgage Insurance Programme, https://www.hkma.gov.hk/eng/news-and-media/press-releases/2023/07/20230707-5/

10      Hong Kong Monetary Authority, Countercyclical Macroprudential Measures for Property Mortgage Loans, https://www.hkma.gov.hk/eng/news-and-media/press-releases/2023/07/20230707-4/

11      Census and Statistics Department of Hong Kong, Statistics on labour force, employment, unemployment and underemployment, https://www.censtatd.gov.hk/en/web_table.html?id=6

12      KPMG, Hong Kong Executive Salary Outlook 2023-Employment Trends Survey Report, Seventh Edition

13      ibid

Market Knowledge and Expertise

Asset backed/secured lending is a typical way for borrowers to seek credit from lenders, which may then be followed by unsecured lending arrangements. Limited industrial knowledge, such as without sufficient understanding on credit facility arrangement and skill set on credit assessment (Know-Your-Client assessment), would potentially be a barrier for entering the industry.

Market Competition

The mortgage lending market in Hong Kong is highly competitive, with both local and international banks, as well as private credit lenders, vying for market shares. Established players often have strong brand recognition, extensive networks, and better customer relationship, making it more challenging for new entrants to compete effectively. Building a reputable brand and establishing a customer base take substantial time and need significant marketing efforts.

USE OF PROCEEDS

Based upon an initial public offering price of US$[*] per Class A Ordinary Share, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us, of approximately US$[*] if the underwriter does not exercise its over-allotment option, and US$[*] if the underwriter exercises its over-allotment option in full, [            ], after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

Each US$1.00 increase (decrease) in the assumed initial public offering price of US$[*] per Class A Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by US$[*], assuming that the number of Class A Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. An increase (decrease) of 1.0 million in the number of Class A Ordinary Shares we are offering would increase (decrease) the net proceeds to us from this offering by US$[*], assuming the assumed initial public offering price remains the same, and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

The primary purpose of this offering is to create a public market for our Class A Ordinary Shares for the benefit of all shareholders. We plan to use the net proceeds of this offering as follows:

•        Approximately [30]% for acquisition of companies and/or formation of joint ventures within the value chain of the financial service industry;

•        Approximately [20]% for developing new products and diversifying our service offerings;

•        Approximately [10]% for expanding our business to overseas market, including but not limited to the UK, the US and Canada;

•        Approximately [10]% for investment in IT and optimization of online platform; and

•        The balance of approximately [30]% to fund working capital and for other general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. As of the date of this prospectus, we have no understandings, agreements or commitments for particular uses of the net proceeds from this offering and have not currently identified any targets for acquisitions of companies and/or formation of joint ventures. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this registration statement. We reserve the right to change the use of proceeds that we presently anticipate and describe in this prospectus.

To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business, and we do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Since incorporation, FGHL has not declared or paid any dividends or distributions and there has been no transfer of assets among FGHL and its subsidiaries. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries by way of dividend payments.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable BVI laws regarding solvency. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Under the BVI Act, a BVI company may make a dividend distribution to its shareholders if the directors are satisfied, on reasonable grounds, that such BVI company will, immediately after the distribution, satisfy the solvency test, meaning that the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due

We are a holding company incorporated in the BVI. In order for us to distribute any dividends to our shareholders, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our Operating Subsidiaries.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

CAPITALIZATION

The following table sets forth our capitalization as of June 30,2023, on:

•        an actual basis; and

•        a pro forma as adjusted basis to give effect to the sale of [*] Class A Ordinary Shares in this offering at the assumed initial public offering price of US$[*] per Class A Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus) after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us, assuming the underwriter does not exercise the over-allotment option.

You should read this information together with our audited consolidated financial statements appearing elsewhere in this prospectus and the information set forth under the sections titled “Exchange Rate Information,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2023
	Actual	Actual	Adjusted(1)
	HK$	US$	US$
Ordinary Shares, unlimited number of shares authorized without par value; 15,000,000 shares issued and outstanding comprising:
13,000,000 Class A Ordinary Shares issued and outstanding	5,206,760	664,441
2,000,000 Class B Ordinary Shares issued and outstanding	801,040	102,222
Total ordinary shares	6,007,800	766,663
Retained earnings	1,242,686	158,581
Total shareholders’ equity	7,250,486	925,244
Bank borrowings	8,242,900	1,051,887
Total capitalization	15,493,386	1,977,131

____________

(1)      Reflects the sale of Class A Ordinary Shares in this offering at an assumed initial public offering price of $[*] per Class A Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts (underwriting discount equal to [*]% per Class A Ordinary Share and estimated offering expenses payable by us ([$*]). We estimate that such net proceeds will be approximately [$*]. For an itemization of an estimation of the total offering expenses payable by us, see “Expenses Related to this Offering”.

DILUTION

If you invest in our Class A Ordinary Shares in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per Class A Ordinary Share in this offering and the net tangible book value per Ordinary Share after this offering. Because our Class A Ordinary Shares and Class B Ordinary Shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding Ordinary Shares, including Class A Ordinary Shares and Class B Ordinary Shares. Dilution results from the fact that the initial public offering price per Class A Ordinary Share is substantially in excess of the net tangible book value per Class A Ordinary Share. As of June 30, 2023, we had a historical net tangible book value of $[**], or US$[**] per Ordinary Share. Our net tangible book value per Ordinary Share represents total net tangible assets less intangible asset, all divided by the number of Ordinary Shares outstanding as of June 30, 2023.

After giving effect to the sale of Class A Ordinary Shares in this offering at the assumed initial public offering price of US$[          ] per Class A Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus), we will have [*] Class A Ordinary Shares outstanding, and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at June 30, 2023 would have been US$[*], or US$[*] per Class A Ordinary Share. This represents an immediate increase in pro forma as adjusted net tangible book value of US$[*] per Class A Ordinary Share to existing investors and immediate dilution of US$[*] per Class A Ordinary Share to new investors. The following table illustrates this dilution to new investors purchasing Class A Ordinary Shares in this offering:

	Post- Offering(1)		Full Exercise of Over-allotment Option(2)
Assumed initial public offering price per Class A Ordinary Share	$	[*]	$	[*]
Net tangible book value per Ordinary Share as of June 30, 2023	$	[*]	$	[*]
Increase in pro forma as adjusted net tangible book value per Ordinary Share attributable to new investors purchasing Class A Ordinary Shares in this offering	$	[*]	$	[*]
Pro forma as adjusted net tangible book value per Ordinary Share after this offering	$	[*]	$	[*]
Dilution per Ordinary Share to new investors in this offering	$	[*]	$	[*]

____________

(1)      Assumes gross proceeds from the offering of [*] Class A Ordinary Shares and assumes that the underwriter’s over-allotment option has not been exercised.

(2)      Assumes gross proceeds from the offering of [*] Class A Ordinary Shares and assumes that the underwriter’s over-allotment option has been exercised in full.

To the extent that we issue additional Class A Ordinary Shares in the future, there will be further dilution to new investors participating in this offering.

The following table summarizes, on a pro forma basis as of June 30, 2023, the differences between the existing shareholders and the new investors with respect to the number of Class A Ordinary Shares purchased from us in this offering, the total consideration paid and the average price per Class A Ordinary Share paid at the assumed initial public offering price of US$[*] per Class A Ordinary Share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts, non-accountable expense allowance and estimated offering expenses. The total number of Class A Ordinary Shares does not include Class A Ordinary Shares issuable upon the exercise of the over-allotment option granted to the underwriter.

	Class A Ordinary Shares purchased			Total consideration			Average price per Class A Ordinary Share
	Number	Percent		Amount		Percent
Existing shareholders	13,000,000	[ ]	%		$—	0%		$0.00
New investors	[*]	[ ]	%	$	[*]	100%	$	[*]
Total	[*]	100%		$	[*]	100%	$	[*]

EXCHANGE RATE INFORMATION

FGHL is a holding company with operations conducted in Hong Kong through its key Operating Subsidiaries in Hong Kong, Fundergo, Richest View and Fundermall, using Hong Kong dollars. The Group’s reporting currency is Hong Kong dollars. Translations of amounts from HK$ into US$ are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.8363 on June 30, 2023, as published in H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that the HK$ or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or HK$, as the case may be, at any particular rate or at all.

CORPORATE HISTORY AND STRUCTURE

Corporate History and reorganization

On July 22, 2019, FGHL was incorporated under the laws of the BVI as an investment holding company.

On July 23, 2019, Fundergo was established by FGHL under the laws of Hong Kong to engage in the business of providing private credit mortgage loan matching services and consultancy services.

On June 5, 2020, Fundergo acquired the entire issued share capital of Richest View, a limited company established under the laws of Hong Kong on November 27, 2014 that engages in the business of private credit mortgage loan brokerage services, from an Independent Third Party. As such, Richest View became a wholly-owned subsidiary of Fundergo.

On August 21, 2023, FGHL acquired 97% and 3% of the issued share capital of Fundermall from Mr. Wai Kan Leung and an Independent Third Party, respectively. Fundermall was established by Mr. Wai Kan Leung under the laws of Hong Kong in November 2020 to engage in the business of providing online bank mortgage loan brokerage services.

Corporate Structure

The chart below illustrates our corporate structure and identify our subsidiaries as of the date of this prospectus and upon completion of this offering:

Name	Background		Ownership
Fundergo Limited	—	A Hong Kong company	100% owned by FGHL
	—	Incorporated in July 2019
	—	Issued Share Capital of HK$10,000 (approximately US$1,276)
	—	Provision of private credit mortgage loan matching services and consultancy service
Fundermall Limited	—	A Hong Kong company	100% owned by FGHL
	—	Incorporated in November 2020
	—	Issued Share Capital of HK$10,000 (approximately US$1,276)
	—	Provision of online bank mortgage loan brokerage services
Richest View (HK) Limited	— —	A Hong Kong company Incorporated in November 2014	100% owned by Fundergo Limited
	—	Issued Share Capital of HK$10,000 (approximately US$1,276)
	—	Provision of private credit mortgage loan brokerage services

We are offering [*] Class A Ordinary Shares, representing [*]% of our Shares following completion of this offering, assuming the underwriter does not exercise the over-allotment option.

As of the date of this prospectus, our directors and officers hold in aggregate approximately 51.33% of our total issued and outstanding Ordinary Shares, representing [86.22]% or more of voting power of our Company. After this offering, our directors and officers will hold in aggregate approximately 51.33% of our total issued and outstanding Ordinary Shares, representing [*]% or more of voting power of our Company. Although we will not be considered a “controlled company” under Nasdaq corporate governance rules as we do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company immediately following the consummation of this offering, the abovementioned shareholders, if they act together, will be able to control the management and affairs of our Company. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Class A Ordinary Share and twenty votes for each Class B Ordinary Share which such shareholder holds. There are no prohibitions to cumulative voting under the laws of the BVI, but our Articles of Association do not provide for cumulative voting.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties, and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We are a financial service provider who provide private credit mortgage loan brokerage services and bank mortgage loan brokerage services in Hong Kong through our fintech platform with a human touch. We also provide consultancy services to assist our corporate clients to identify restructuring initiatives and explore potential financing options.

We believe we are a pioneer among mortgage loan brokerage companies in Hong Kong who have successfully developed a flexible and efficient fintech marketplace that connects borrowers and lenders. Our online mortgage brokerage platform is designed to be secured and simple to use, with a bilingual user interface, fast execution enabled by automated assessment simulation and provide a great user experience.

Leveraging our expertise in banking and financing industry, our broad network of lenders, and our advanced fintech platform, we provide borrowers with mortgage application simulation and access to multiple mortgage loan options from different lenders, rather than just multiple generic quotes from lenders’ standard pricing. We match borrowers to their best loan options and connect them with potentially suitable loan lender(s). We also serve as a valued partner to our lenders seeking an efficient, scalable and flexible source of customer acquisition with directly measurable benefits. We aim to facilitate/assist the mortgage lending market by making it hyper-efficient, transparent, and accessible to all rather than the few.

Key Factors that Affect Results of Operations

Our results of operations have been and will continue to be affected by a number of factors, including those set out below:

Economic, political, and social conditions in Mainland China and Hong Kong, as well as its government policies, laws and regulations

Our key operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. Accordingly, our business, prospects, financial condition, and results of operations may be influenced to a significant degree by the political, economic and social conditions in the PRC generally and by the continued economic growth in China as a whole. Accordingly, our results of operations and prospects are, to a significant degree, subject to economic, political, and legal developments in the PRC.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

General market conditions of the property market in Hong Kong

Our business is closely related to the property market in Hong Kong. Our services are affected by the property market activities in Hong Kong. The Hong Kong property market is susceptible to changes in the global as well as domestic economic, social and political conditions including but not limited to interest rate fluctuations, volatility of foreign currency exchange rates, monetary policy changes and legal and regulatory changes. Any material deterioration in the financial and economic conditions of the property markets in Hong Kong could materially and adversely affect our business and prospects. When there are unfavorable changes to global or local market conditions, the property market in Hong Kong may experience negative fluctuations in its performance. It may directly affect the demand for our services, the level of our business activities and consequently our revenue derived therefrom. This may materially and adversely affect our financial condition and results of operations.

Fluctuations in interest rates could negatively affect our loan facilitation volume.

Fluctuations in the interest rate environment may discourage our lenders to lend mortgage loans through our platform, which may adversely affect our business. The higher financing costs will also affect the affordability and sentiments of property buyers. Meanwhile, if we fail to respond to the fluctuations in interest rates in a timely manner and provide the best available mortgage loan options to our customers, these loan options may become less attractive to borrowers.

Our ability to manage our staff costs and employee benefits

Our staff costs are the largest costs we incur in our business operations and our ability to manage our staff costs and employee benefits affects our results of operations. Our staff costs and employee benefits amounted to HK$4,838,770 and HK$3,971,270 (approximately US$506,778) for the years ended June 30, 2022 and 2023, respectively. Our staff costs and employee benefits consist primarily of salaries, bonuses and mandatory provident fund contribution. Any upward changes in our staff costs and employee benefits that are not in proportion to an increase in our revenues would impact our results of operations negatively.

Competition in the financial services industry in Hong Kong

There is a significant number of existing market participants in the mortgage loan brokerage services and consultancy services in Hong Kong providing services similar to ours. Our larger competitors may have advantages over us such as having better brand recognition and reputation in the market, wider range of value adding services, stronger human and financial resources, longer operating histories, and operational presence in more geographic locations. We also face competition from local medium and small-sized financial services providers which offer similar range of services. New participants may enter into the market insofar as they have engaged appropriate qualified professionals and obtained the requisite regulatory licenses. In addition, competition creates an unfavorable pricing environment in the market in which we operate. Intensified competition may cause us to reduce our service fees in order to compete with other market players, which could place significant pressure on our ability to maintain profitability and is particularly acute during market slowdowns, and will in turn materially and adversely affect our market share, financial condition and results of operations.

Impact of COVID-19

The COVID-19 pandemic has caused companies such as ours, as well as our business partners, to implement temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business depends on our employees. If any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

Furthermore, our results of operations have been severely affected by the COVID-19 pandemic. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, our businesses and clients have been adversely affected by travel restrictions preventing travel from and to Hong Kong. More broadly, the COVID-19 pandemic threatens global economies and has caused significant market volatility and declines in general economic activities. This may have severely dampened the confidence in global markets and potential clients.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the SEC. They include the financial statements of the Company and its wholly owned subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All significant assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in consolidation.

Critical Accounting Policies, Judgments and Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities as the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, the useful lives of property and equipment, interest rate of lease and impairment assessment on goodwill. Actual results may differ from these estimates.

Revenue recognition

The Group applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all periods presented.

The five-step model defined by ASC 606 requires the Group to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts, and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the customer in an amount that reflects the consideration expected in exchange for those services.

The determination of whether revenues should be reported on a gross or net basis is based on the Group’s assessment of whether it is the principal or an agent in the transaction in accordance with ASC 606-10-55 and depends on whether the promise to the customer is to provide the products or to facilitate a sale by a third party. The nature of the promise depends on whether the Group control the products prior to transferring it. When the Group controls the products, the promise is to provide and deliver the products and revenue is presented gross. When the Group does not control the products, the promise is to facilitate the sale and revenue is presented net. To distinguish a promise to provide products from a promise to facilitate the sale from a third party, the Group considers the guidance of control in ASC 606-10-55-37A and the indicators in 606-10-55-39. The Group considers this guidance in conjunction with the terms in its arrangements with both suppliers and customers.

As a practical expedient, the Group elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Group otherwise would have recognized is one year or less.

The Group is a professional services provider in Hong Kong that principally engages in bank and private credit mortgage brokerage services and consultancy services. The service offerings mainly comprise the following:

The Group’s principal revenue stream includes:

1.      Private credit mortgage loan brokerage services: The Group acts as an agent to entities and individuals pursuing credit facilities from lenders (private credit lenders in Hong Kong) in return for referral fees from lenders who is considered as the client of the Group. The Group enters into a distinct contract, which specify the key terms and conditions of the arrangement, with its clients — private credit lenders for the provision of referring prospect entities and individuals to apply private credit mortgage loan facilities and other private credit lenders to apply for subordinated loan facilities, (collectively the “borrowers”). The subordinated loan facilities are loan facilities financing by private credit lenders at the time of servicing by the Group.

The scope of service includes carrying out due diligence of the borrowers and the referral of appropriate private credit lenders to clients based on the borrowers’ financial status, credit ratings, their needs and the types of underlying property to be mortgaged. The Group also carries out additional due diligence for subordinated mortgage loan arrangements including the ultimate borrower, the status of the pledged assets and related terms and conditions of the mortgage loan to be financed. A separate private credit mortgage loan or subordinated mortgage loan application will be entered into between the lender and borrower once both parties agreed the general terms of the mortgage loans. There is one single performance obligation which is helping the borrower procuring mortgage loans financing evidenced by the successful drawdown of the loans by the borrowers.

Referral fees are separately negotiated for each transaction and generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges, and typically paid on or shortly after the transaction is completed (either the loan was successfully withdrawn by the borrowers or regular payment by the borrowers). The referral fees are non-refundable. The clients agree to pay a fixed percentage of referral fee for each mortgage loan on the actual loan amount approved by the lenders. Hence, it is considered as variable consideration.

Pursuant to the agreement between the Group and the clients, the Group is entitled for the payment either (i) in one-off basis upon the withdrawal of mortgage loans by the borrowers; or (ii) by instalments with scheduled repayment obligation fulfilled by the borrowers. For one-off basis, the referral fees are recognized as revenue at the point in time when draw-down of credit facilities by borrowers as the Group has no future or ongoing obligation with respect to such credit facilities arrangement. For the instalments basis, the Group completed its performance obligations once the borrowers successfully withdrawn the loans but the referral fees are recognized over the period that the borrowers repaid the loans on regular basis since the right of payment is certain only when the borrower is done the regular repayment loans (usually monthly). As the private credit mortgage loan brokerage services involve a series of tasks which are interrelated and are not separable or distinct as the Group’s clients cannot benefit from any standalone task, the Group concludes that brokerage services to be accounted for as a single performance obligation. The entire referral fees of private credit mortgage loan brokerage services are allocated to a single performance obligation.

2.      Consultancy services: The Group acts as a consultant to companies to advise and assist the companies in procuring approval of restructuring of debt obligations from financial institutions. In order to complete these services, the Group is requiring to perform a series of tasks to persuade the financial institutions to obtain the approval of restructuring of debt obligations on behalf of the borrowers including (i) preparation of report for their current financial status, financial forecasts and sensitivity analysis memorandums and other submission documents including accountants’ and management reports; (ii) submission of property valuation reports, if any; (iii) preparation of financial restructuring plan by negotiating with the existing financial institutions, including both banks and/or private credit lenders, with loans; and (iv) obtaining new loans from financial institutions including both banks and/or private credit lenders to meet their operation needs. In return, we charge an advisory fee on variable consideration according to the complexity and expecting timeline of the transaction. There is one single performance obligation that the borrower obtained the successful approval for the restructuring of debt obligations from the financial institutions including successful extra loans withdrawal, if any.

The advisory fees are separately negotiated for each transaction and generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges, and typically paid on or shortly after the transaction is completed. The entire service fees from clients are non-refundable and it is paid by installments including (i) upfront payment upon signing the contract for certain contracts; (ii) at the time the Group assisted the clients to reach key milestones predetermined under the contract; and (iii) at the time of loans drawdown by clients (borrowers), if any stipulated in the contract. As the consultancy services can be vary from project to project and generally involves a series of tasks which are interrelated and are not separable or distinct as the Group’s clients cannot benefit from any standalone task, the Group concludes that consultancy services to be accounted for as a single performance obligation. The entire service fee of consultancy services that received by the Group in one-off are allocated to a single performance obligation.

Revenue from upfront payment and other installments is recognized based on the point in time at the time of completion.

Accounts receivable

Accounts receivable mainly represent amounts due from clients for private credit mortgage loan brokerage services which are recorded net of allowance for the doubtful accounts. The Group grants credit terms 30 days to the clients in practice. Management regularly reviews accounts receivable and provides an allowance for doubtful accounts. When collection of the original invoice amounts is no longer probable, we will either partially or fully write-off the balance against the allowance for doubtful accounts.

In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, its current creditworthiness, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against the allowance for doubtful accounts when all means of collection have been exhausted and that the likelihood of collection is not probable.

Provision for doubtful accounts

We establish a provision for doubtful accounts when there is objective evidence that we may not be able to collect amounts due.

Pursuant to Accounting Standards Codification 310-10-35-41, account balances are charged off against the provision for doubtful accounts when the accounts receivables and other receivables are deemed uncollectible.

Year ended June 30, 2022 compared to year ended June 30, 2023

Aging Analysis of our gross accounts receivable at the end of each period

As of June 30,	Current	1 – 30 days	31 – 60 days	61 – 90 days	> 90 days	Total
2023 (US$)	14,154	—	1,179	—	12,111	27,444
2023 (HK$)	110,911	—	9,240	—	94,900	215,051
2022 (HK$)	26,030	6,563	—	—	34,900	67,493

Subsequent settlements related to our accounts receivable as of September 30, 2023

As of June 30,	Current	1 – 30 days	31 – 60 days	61 – 90 days	> 90 days	Total
2023 (US$)	10,857	—	—	—	—	10,857
2023 (HK$)	85,077	—	—	—	—	85,077

Accounts receivable balance net of subsequent settlements as at September 30, 2023

As of June 30,	Current	1 – 30 days	31 – 60 days	61 – 90 days	> 90 days	Total
2023 (US$)	3,297	—	1,179	—	12,111	16,587
2023 (HK$)	25,834	—	9,240	—	94,900	129,974

Provision of doubtful accounts for each aging group of our gross accounts receivable at the end of each period

As of June 30,	Current	1 – 30 days	31 – 60 days	61 – 90 days	> 90 days	Total
2023 (US$)	—	—	—	—	12,111	12,111
2023 (HK$)	—	—	—	—	94,900	94,900
2022 (HK$)	—	—	—	—	34,900	34,900

Percentage of provision for doubtful accounts for each aging group of our accounts receivable at the end of each period

As of June 30,	Current	1 – 30 days	31 – 60 days	61 – 90 days	> 90 days	Total
2023	—	—	—	—	100%	44.1%
2022	—	—	—	—	100%	51.7%

Income Tax

BVI

We are incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Fundergo and Richest View are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in their statutory financial statements adjusted in accordance with Hong Kong’s Inland Revenue Department Ordinance. The applicable tax rate is 16.5% in Hong Kong. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. Under Hong Kong tax law, FGHL is exempted from income tax on its foreign-derived income and there is no withholding tax in Hong Kong on the remittance of dividends.

The charge for taxation is based on actual results for the year as adjusted for items that are non-assessable or disallowed; and it is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The Group is not currently subject to tax in the British Virgin Islands.

Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Lease

The Group is a lessee of non-cancellable operating leases for corporate office premise. The Group applied ASC Topic 842 “Leases” effective on January 1, 2019 for all periods presented. The Group determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the leases commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date. The Group generally uses the base, non-cancellable lease term in calculating the right-of-use assets and liabilities.

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in our office lease. We review the underlying objective of each contract, the terms of the contract, and consider our current and future business conditions when making these judgments.

The lease standard provides practical expedients for an entity ongoing accounting. The Group elected to apply the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement. Lease terms used to compute the present value of lease payments do not include any option to extend, renew or terminate the lease that the Group is not able to reasonably certain to exercise upon the lease inception. Accordingly, operating lease right-of-use assets and liabilities do not include leases with a lease term of 12 months or less.

The Financial Accounting Standards Board (“FASB”) issued a Q&A in March 2020 that focused on the application of lease guidance in ASC 842 for lease concessions related to the effects of COVID-19. The FASB staff has said that entities can elect to not evaluate whether concessions granted by lessors related to COVID-19 are lease modifications. Entities that make this election can then apply the lease modification guidance in ASC 842 or account for the concession as if it were contemplated as part of the existing contract.

The Group has elected to not treat the concessions as lease modifications and will instead account for the lease concessions as if they were contemplated as part of the existing leases. The Company has recorded negative variable lease expense and adjusted lease liabilities at the point in which the rent concession has become accruable.

The Group did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

The Group evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Group has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows.

Recently issued accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies and Practices”.

Results of Operations

The following table sets forth a summary of the consolidated results of operations of us for the periods indicated:

	For the years ended June 30,
	2022	2023	2023
	HK$	HK$	US$
Revenue	8,222,548	15,180,775	1,937,238
IT development expenses	477,229	483,122	61,652
Selling and marketing expenses	4,399,976	2,694,020	343,787
General and administrative expenses	4,949,105	5,097,813	650,537
(Loss) income from operation	(1,603,762)	6,905,820	881,262
Other income	481,877	462,058	58,964
Interest expenses	1	238,701	30,461
(Loss) income before income tax	(1,121,886)	7,129,177	909,765
Income tax (benefit) expenses	(197,408)	1,094,610	139,685
Net (loss) income	(924,478)	6,034,567	770,080

Revenue

For the years ended June 30, 2022 and 2023, we generated our revenue through (1) consultancy services; and (2) private credit mortgage loan brokerage services. Set out below is a breakdown of our revenue for the years ended June 30, 2022 and 2023:

	For the years ended June 30,
	2022	2023	2023
	HK$	HK$	US$
Consultancy services	30,000	11,659,000	1,487,820
Private credit mortgage loan brokerage services	8,192,548	3,521,775	449,418
Total	8,222,548	15,180,775	1,937,238

Our revenue increased by HK$6,958,227, or approximately 85%, from HK$8,222,548 for the year ended June 30, 2022 to HK$15,180,775 (US$1,937,238) for the year ended June 30, 2023. The increase was mainly due to the business growth of our consultancy services which increased by HK$11,629,000 from HK$30,000 for the year ended June 30, 2022 to HK$11,659,000 (US$1,487,820) for the year ended June 30, 2023. During the year ended June 30, 2023, some corporate banks started re-building their lending portfolio. As a result, we shifted our focus towards consultancy services to cater for quality borrowers with stronger cash flow which fit the credit appetite of most corporate banks. On the other hand, during the year ended June 30, 2023, property prices had been volatile, therefore, we exercised greater cautions in providing pure property backed private credit mortgage loan brokerage services. This led to a decrease in revenue in private credit mortgage loan brokerage services by HK$4,670,773, or 57%, from HK$8,192,548 for the year ended June 30, 2022 to HK$3,521,775 (US$449,418) for the year ended June 30, 2023.

IT development expenses

For the years ended June 30, 2022 and 2023, our IT development expenses consisted of staff costs and employee benefits and webpage development costs. Our IT development expenses remained relatively stable at HK$477,229 and HK$483,122 (US$61,652) for the years ended June 30, 2022 and 2023, respectively.

Selling and marketing expenses

For the years ended June 30, 2022 and 2023, our selling and marketing expenses consisted of staff costs and employee benefits, agent fees and advertising and marketing expenses. The following table sets forth a breakdown of our selling and marketing expenses for the years ended June 30, 2022 and 2023:

	For the years ended June 30,
	2022	2023	2023
	HK$	HK$	US$
Staff costs and employee benefits	2,564,789	1,471,982	187,841
Agent fees	1,397,309	940,974	120,079
Advertising and marketing expenses	437,878	281,064	35,867
Total	4,399,976	2,694,020	343,787

Our selling and marketing expenses decreased by HK$1,705,956, or approximately 39%, from HK$4,399,976 for the year ended June 30, 2022 to HK$2,694,202 (US$343,787) for the year ended June 30, 2023, mainly due to the reduction in sales staff and bonus, as well as the decrease in agent fees due to the decline in private credit mortgage loan brokerage services during the year ended June 30, 2023.

General and administrative expenses

For the years ended June 30, 2023 and 2022, our general and administrative expenses consisted of staff costs and employee benefits, management fees, rental expenses, legal and professional fees, depreciation, allowance for doubtful debts and others. Our general and administrative expenses remained relatively stable at HK$4,949,105 and HK$5,097,813 (US$650,537) for the years ended June 30, 2022 and 2023, respectively.

The following table sets forth a breakdown of our general and administrative expenses for the years ended June 30, 2023 and 2022:

	For the years ended June 30,
	2022	2023	2023
	HK$	HK$	US$
Staff costs and employee benefits	1,926,352	2,016,166	257,285
Management Fees	1,800,000	1,800,000	229,700
Rental expenses	361,244	425,246	54,266
Legal and professional fees	83,090	52,710	6,726
Depreciation	28,315	32,115	4,098
Allowance for doubtful debts	13,600	60,000	7,657
Others	736,504	711,576	90,805
	4,949,105	5,097,813	650,537

Staff costs and employee benefits

Staff costs and employee benefits, remained relatively stable at HK$1,926,352 and HK$2,016,166 (US$257,285) for the years ended June 30, 2022 and 2023, respectively.

Management fees

Our management fee represented service fees for general corporate management paid to a related company during the year ended June 30, 2022 and 2023 and remained stable.

Rental expenses

Our rental expenses increased by HK$64,002, or approximately 18%, from HK$361,244 for the year ended June 30, 2022 to HK$425,246 (US$54,266) for the year ended June 30, 2023, principally due to increase in monthly rent for our new office leased during the year ended June 30, 2023.

Allowance for doubtful debts

The allowance for doubtful debts is based on management’s best estimates of specific losses on individual customer exposures by referring to credit periods, subsequent settlements, business relation and history, customer reputation, etc. at the end of the periods indicated.

For details of the allowance for doubtful debts, please refer to the section headed ‘‘Provision for doubtful accounts’’ in this prospectus.

Others

Others mainly consist of other miscellaneous expenses, including general office sundry expenses, building management fees, communication expenses, entertainment expenses, labor insurance, staff welfare, stationary, transportation and utilities. These expenses remained relatively stable for the year ended June 30, 2022 and 2023.

Other Income

Our other income mainly consisted of government subsidies and rental income from sub-leasing our office unit remained relatively stable for the year ended June 30, 2022 and 2023.

Interest expenses

Our interest expenses primarily refer to the interest on the bank borrowing obtained during the year ended June 30, 2023.

Income tax (benefit) expenses

The following table sets forth a breakdown of income tax (benefit)/expenses for the years ended June 30, 2022 and 2023:

	For the years ended June 30,
	2022	2023	2023
	HK$	HK$	US$
Current year’s provision	11,925	65,331	8,337
Deferred taxation	(209,333)	1,029,279	131,348
Income taxes (benefit) expenses	(197,408)	1,094,610	139,685

Provision for income tax (benefit) expense primarily comprised current profits tax, deferred tax benefits and deferred tax expenses. Current profits tax represented tax recorded in Hong Kong.

Hong Kong current profits tax arose from the business operations of Fundergo and Richest View in Hong Kong and their applicable tax rate is 16.5%. From year of assessment commencing on April 1, 2018, Hong Kong profits tax rates are 8.25% on assessable profits on the first HK$2 million and 16.5% on any assessable profits in excess of HK$2 million. Deferred tax benefit arose from the accumulated tax losses which can be utilized against taxable profits and the temporary different between the carrying amounts and tax bases of assets.

Our income tax expenses was HK$1,094,610 (US$139,685) for the year ended June 30, 2023 and we recorded an income tax benefit of HK$197,408 for the year ended June 30, 2022. The change was mainly due to the positive taxable profits resulting from the increase in revenue during the year ended June 30, 2023.

Net income

Our net income increased by HK$6,959,045, from net loss of HK$924,478 for the year ended June 30, 2022 to HK$6,034,567 (US$770,080) for the year ended June 30, 2023, primarily due to increase in revenue as mentioned above.

Liquidity and Capital Resources

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated:

	As of June 30,
	2022	2023	2023
	HK$	HK$	US$
Current assets
Cash and cash equivalents	697,228	8,839,336	1,127,999
Accounts receivable, net	32,593	120,151	15,333
Deposits, prepayments and other receivables	332,432	266,830	34,049
Amounts due from related parties	79,648	6,620,310	844,828
Total current assets	1,141,901	15,846,627	2,022,209
Current liabilities
Accruals and other payables	139,319	209,750	26,767
Amounts due to related parties	918,037	149,594	19,090
Lease liabilities – current portion	352,660	56,834	7,253
Bank borrowings	—	8,242,900	1,051,887
Tax payables	46,038	111,369	14,212
Total current liabilities	1,456,054	8,770,447	1,119,209

Net current (liabilities)/assets	(314,153)	7,076,180	903,000

Accounts receivable, net

Accounts receivable represented fee income receivable from private credit mortgage loan brokerage services. We grant a credit terms of 30 days to the clients in practice.

Our accounts receivable increased by HK$87,558, or approximately 269%, from HK$32,593 as of June 30, 2022 to HK$120,151 (US$15,333) as of June 30, 2023. The increase was mainly due to revenue recognized for private credit mortgage loan brokerage services before year end of June 30, 2023 remained unsettled.

Our management regularly reviews outstanding accounts and provides an allowance for doubtful accounts. When collection of the original invoice amounts is no longer probable, we will either partially or fully write-off the balance against the allowance for doubtful accounts. In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers and the borrower of the underlying loan transaction. Our management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after all means of collection have been exhausted and that the likelihood of collection is not probable.

For details of the accounts receivable, please refer to the section headed ‘‘Provision for doubtful accounts’’ in this prospectus.

Deposits, prepayments and other receivables

The following table sets forth a breakdown of our deposits, prepayments and other receivables as of the dates indicated:

	As of June 30,
	2022	2023	2023
	HK$	HK$	HK$
Prepaid rent	198,532	199,832	25,501
Rental deposit	56,500	56,500	7,210
Rent receivable on sub-leasing arrangement	75,000	—	—
Others	2,400	10,498	1,338
Total	332,432	266,830	34,049

Our deposits, prepayments and other receivables decreased by HK$65,602, or approximately 20%, from HK$332,432 as of June 30, 2022 to HK$266,830 (US$34,049) as of June 30, 2023. The decrease was mainly due to the settlement of other receivables during the year ended June 30, 2023.

Accruals and other payables

The following table sets forth a breakdown of our accruals and other payables as of the dates indicated:

	As of June 30,
	2022	2023	2023
	HK$	HK$	US$
Accrued agent fees	41,969	60,162	7,677
Accrued employee benefits and staff reimbursements	45,885	74,629	9,523
Accrued professional fees	11,590	—	—
Prepayment from tenant under sub-lease arrangement	—	25,000	3,190
Other accrued expenses	39,875	49,959	6,377
Total	139,319	209,750	26,767

Our accruals and other payables increased by HK$70,431, or approximately 51%, from HK$139,319 as of June 30, 2022 to HK$209,750 (US$26,767) as of June 30, 2023. The increase was mainly due to the increase in the staff reimbursements and prepayment from tenant under sub-lease arrangement.

Amounts due from/to related parties

The following table set forth the breakdown of our amounts due from related parties as of the dates indicated:

	As of June 30,
	2022	2023	2023
	HK$	HK$	US$
FGO Limited	18,428	58,428	7,456
Fundeer Capital Limited	—	6,462,632	824,705
Fundergo Group Limited	5,950	11,900	1,519
Fundermall Limited	55,020	63,950	8,161
New Age Financing Limited	250	11,400	1,455
Fundsups Limited	—	6,000	766
HKM Club Limited	—	6,000	766
Total	79,648	6,620,310	844,828

The amounts due from the related parties are non-trade related, unsecured, interest free and without fixed repayment terms. These balances mainly represented funds advanced to related parties and payment of operating expenses by the Group on behalf of the related parties. All amounts due from related parties of HK$6,620,310 (US$844,828) as of June 30, 2023 were subsequently settled in December 2023.

The following table set forth the breakdown of our amounts due to related parties as of the dates indicated:

	As of June 30,
	2022	2023	2023
	HK$	HK$	US$
Fundeer Capital Limited	768,443	—	—
Mr. Kevin Wai Kei Ng	75,547	75,547	9,641
Mr. Wai Kan Leung	74,047	74,047	9,449
Total	918,037	149,594	19,090

The amounts due to the related parties are non-trade related, unsecured, interest free and without fixed repayment terms. These balances mainly represented funds advanced from related parties and payment of operating expenses by these related parties on behalf of the Group. All amounts due to related parties of HK$149,594 (US$19,090) as of June 30, 2023 were subsequently settled in December 2023.

Lease liabilities

Our lease liabilities mainly related to tenancy of our office premises in Hong Kong.

Tax payable

Our tax payable mainly related to our income tax payable, which increased by HK$65,331, or approximately 142%, from HK$46,038 as of June 30, 2022 to HK$111,369 (US$14,212) as of June 30, 2023, mainly due to increase in assessable profits as a result of the increase in revenue.

Cash Flows

Our use of cash is primarily related to operating activities. We have historically financed our operations primarily through our cash flow generated from our operations, advances from related parties and bank borrowings.

The following table sets forth a summary of our cash flows information for the years indicated:

	For the years ended June 30,
	2022	2023	2023
	HK$	HK$	HK$
Net cash (used in)/provided by operating activities	(1,316,386)	7,208,313	919,863
Net cash used in investing activities	(913,486)	(11,531,980)	(1,471,611)
Net cash provided by financing activities	1,850,000	12,465,775	1,590,773
NET CHANGE IN CASH AND CASH EQUIVALENTS	(379,872)	8,142,108	1,039,025
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,077,100	697,228	88,974
CASH AND CASH EQUIVALENTS AT END OF YEAR	697,228	8,839,336	1,127,999

Cash (used in)/provided by operating activities

Our cash inflow from operating activities was principally from receipt of revenue. Our cash outflow in operating activities was principally for payment of staff costs and employee benefits and other operating expenses.

For the year ended June 30, 2022, we had net cash used in operating activities of HK$1,316,386 mainly arising from net loss from our operation of HK$924,478, as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of (i) allowance for doubtful debts of HK$13,600; and (ii) depreciation of office equipment of HK$28,315. Changes in operating assets and liabilities mainly include (i) an increase in deposits, prepayments and other receivables of HK$183,133 as a result of additional rental deposit and prepayment related to the lease of additional office premises during the year; and (ii) a decrease in accruals and other payables of HK$141,481 driven by the settlement of agent fee payable; (iii) change on lease liabilities of HK$3,424; and (iv) change on deferred tax assets of HK$209,333 as a result of the deferred tax benefit recognized; partially offset by (i) reduced accounts receivable of HK$91,622 due to settlement from our customers; and (ii) increase in tax payables of HK$11,926.

For the year ended June 30, 2023, we had net cash provided by operating activities of HK$7,208,313 (US$919,863) mainly arising from net income from our operation of HK$6,034,567 (US$770,080), as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of (i) allowance for doubtful debts of HK$60,000 (US$7,657); and (ii) depreciation of office equipment of HK$32,115 (US$4,098). Changes in operating assets and liabilities mainly include (i) decrease in deposits, prepayments and other receivables of HK$65,602 (US$8,372) which was mainly due settlement of other receivable during the year ended June 30, 2023; (ii) an increase in accrual and other payables of HK$70,431 (US$8,988) which was due to increase in the accrued staff reimbursements and prepayment from tenant under sub-lease arrangement; and (iii) an increase in tax payable of HK$65,331 (US$8,337) which was due to the increase in taxable profits driven by increase in revenue and net income before tax; and (iv) change on deferred tax assets of HK$1,029,279 (US$131,348) following the offset of tax losses against the net income for the year, partially offset by (i) increase in accounts receivable of HK$147,558 (US$18,831) which was mainly due to revenue recognized for private credit mortgage loan brokerage services before year end of June 30, 2023 remained unsettled; and (ii) change on lease liabilities of HK$1,454 (US$186).

Cash used in investing activities

Our cash used in investing activities was mainly for the purchase of office equipment and advance to related parties.

For the year ended June 30, 2022, net cash used in investing activities was HK$913,486 consisted of (i) purchase of office equipment of HK$50,057 and (ii) advance to related parties of HK$863,429.

For the year ended June 30, 2023, net cash used in investing activities was HK$11,531,980 (US$1,471,611) represented net advance to related parties.

Net cash provided by financing activities

Our cash provided by financing activities was principally for fund from with related parties and proceeds from bank borrowing.

For the year ended June 30, 2022, net cash provided by financing activities of HK$1,850,000 represented net advance from related parties.

For the year ended June 30, 2023, net cash provided by financing activities of HK$12,465,775 (US$1,590,773) consisted of (i) proceeds from bank borrowings of HK$8,242,900 (US$1,051,887) and (ii) advanced from related parties of HK$4,222,875 (US$538,886).

Cash Flow Sufficiency

FGHL believes that, taking into consideration the financial resources presently available, including the current levels of cash and cash flows from operations, our working capital will be sufficient to meet our anticipated cash needs for at least the next twelve months from the date of this prospectus.

Capital Expenditures

We incurred capital expenditure of HK$50,057 for the year ended June 30, 2022, which mainly related to purchase of computers and office equipment while no capital expenditure for the year ended June 30, 2023.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Quantitative and Qualitative Disclosure About Market Risk

Credit risk

Our assets that potentially subject to a significant concentration of credit risk primarily consist of cash and accounts receivable.

Our Group believes that there is no significant credit risk associated with cash and cash equivalents, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$63,806) if the bank with which an individual/a company holds its eligible deposit fails. As of June 30, 2022 and 2023, cash and cash equivalents balance of HK$697,228 and HK$8,839,336 (US$1,127,999), respectively, was maintained at financial institutions in Hong Kong and approximately HK$657,346 (US$83,885) were insured by the Hong Kong Deposit Protection Board as of June 30, 2023.We have designed credit policies with an objective to minimize our exposure to credit risk. Our accounts receivable is short term in nature and the associated risk is minimal. We conduct credit evaluations on our clients and generally do not require collateral or other security from such clients. We periodically evaluate the creditworthiness of the existing clients in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Interest rate risk

Our exposure on fair value interest rate risk mainly arises from our bank short-term deposits and bank borrowings. We also have exposure on cash flow interest rate risk which is mainly arising from its deposits and borrowings with banks.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by us, such as cash and cash equivalent and bank borrowings, at the end of the reporting period, we are not exposed to significant interest rate risk as the interest rates are not expected to change significantly.

Foreign currency risk

The Group uses HK$ as its reporting currency. The functional currency of FGHL and its subsidiaries is US$ and HK$, respectively. FGHL is a holding company registered and incorporated in BVI with no material operations of its own. FGHL conducts its operations in Hong Kong through its operating subsidiaries.

To date the majority of the income and expenses are denominated in HK$ and a significant portion of the assets and liabilities are denominated in HK$. There was no significant exposure to foreign exchange rate fluctuations and we have not maintained any hedging policy against foreign currency risk. We will consider hedging significant currency exposure should the need arise.

BUSINESS

Overview

We are a financial services provider who provide private credit mortgage loan brokerage services and bank mortgage loan brokerage services in Hong Kong through our fintech platform with a human touch. We also provide consultancy services to assist our corporate clients to identify restructuring initiatives and explore potential financing options.

We believe we are a pioneer among mortgage loan brokerage companies in Hong Kong who have successfully developed a flexible and efficient fintech marketplace that connects borrowers and lenders. Our online mortgage brokerage platform is designed to be secure and simple to use, with a bilingual user interface, fast execution enabled by automated assessment simulation and provide a great user experience.

Leveraging our expertise in banking and financing industry, our broad network of lenders, and our advanced fintech platform, we provide borrowers with mortgage application simulation and access to multiple mortgage loan options from different lenders, rather than just multiple generic quotes from lenders’ standard pricing. We match borrowers to their best loan options and connect them with potentially suitable loan lender(s). We also serve as a valued partner to our lenders seeking an efficient, scalable and flexible source of customer acquisition with directly measurable benefits. We aim to facilitate/assist the mortgage lending market by making it hyper-efficient, transparent, and accessible to all rather than the few.

From our inception to June 30, 2023, we had facilitated over HK$3,024 million (US$386 million) in loans to 93 borrowers. For the year ended June 30, 2023, the loans facilitated by us amounted to HK$1,378 million (US$176 million), representing an increase of 17% from HK$1,181 million (US$151 million) for the fiscal year ended June 30, 2022.

Our Competitive Strengths

We believe that the following strengths distinguish us from our competitors and have contributed to our success:

Our Award-winning online mortgage brokerage platform

Our distinctiveness is founded on our ability to develop purpose-built technology, combine it with our financial expertise, and embed these solutions in our online platform. We believe we are a pioneer in the mortgage brokerage industry that has successfully built up a fintech platform to connect borrowers and banks in a speedy, flexible and simple way. Leveraging extensive data, AI applications and machine learning technologies, our online platform effectively provides online property valuation, instant risk and credit assessment, and accurate borrower-lender matching results. In April 2022, iMort was awarded the Credit Digitalization-Mortgage Loan in Hong Kong Fintech Impetus Awards.

A broad network and proven track record working with banks and private credit lenders

We have established mutually beneficial partnerships with our lenders, including 20 banks and 100 private credit lenders (including licensed money lenders, family offices and credit funds). Diversified lender-base and close relationships with our lenders, together with the system built to capture transaction data that is embedded with the most current regulatory guidelines, we have built and maintained a strong internal database on credit appetite of our lenders, which enable us to provide a wide range of options to suit the needs of different borrowers and help us to establish our credibility within the industry.

Efficient and customized services to cater for the needs of different borrowers

Borrowers who use our brokerage services consist of both corporations and individuals who own different properties and have different financial needs. We will confer with borrowers and understand their particular needs. We will then match them with the best available mortgage loan options in response to their needs and purposes in a speedy and efficient way. We also provide tailor-made plans/solutions to meet the specific needs of customers who engage us for consultancy services. We have facilitated the offering of an array of mortgage loans with flexibility in size (up to HK$1 Billion (US$128 million) at the best rates that the borrowers could obtain. As some borrowers return to seek our services, we believe that our efficient, flexible and customized services, reputation for integrity, readiness and capacity to cater for particular needs of our customers are the reasons for their continuing patronage of our services.

Our management members have deep industry knowledge and proven track records

Our executive Directors have extensive experience and knowledge in operating mortgage loan brokage and consultancy business in Hong Kong. Mr. Kevin Wai Kei Ng, the co-founder of our Group and our chief executive officer, focuses on our strategic planning, finance and overall management. He has over 15 years of team management, business strategy formulation, and financing deals and budgeting experience in banking industry. Mr. Wai Kan Leung, the other co-founder of our Group and our chief operating officer, is mainly responsible for strategic planning, lenders networking and compliance. He has over 16 years of experience in banking industry and possesses extensive networks with our private credit lenders. In addition, we have an experienced senior management team. Mr. Jimmy Chun Ming Ho, our chief financial officer, has 15 years of banking and financial audit experience. The collective industry knowledge and skills of our management give us the capability to deliver reliable and efficient services to our customers. We believe our management’s in-depth industry experience and established connections with our lenders differentiate us from our competitors.

Our Strategies

We intend to pursue the following strategies to drive our further growth:

Acquisition of companies and/or formation of joint ventures

We intend to acquire stakes in companies and/or forming joint ventures with potential business partners within the value chain of the financial service industry, with a view to support the business growth of our Group and diversify our revenue sources.

While we have not identified any specific targets, we plan to selectively pursue acquisitions and formation of joint ventures that complement our existing operations, facilitate our business strategies as well as strengthening our products, enhancing our production capabilities and/or expanding our market presence in our core markets, in order to maximize the potential value and capability of our Company. Our potential targets for acquisition and formation of joint ventures will focus on companies with business and products that will enhance our market share and bring synergic effect to our business. We will select potential targets based on various factors including each candidate’s market share, reputation and customer base. As of the date of this prospectus, we have no identified any targets for acquisition of companies and/or formation of joint ventures.

Expand and diversify our operations and product offerings and services

We strive to provide comprehensive services to our borrowers and lenders. We intend to grow our business in Hong Kong by expanding our product reach to unsecured loans including consumer loans, Environmental, Social and Governance (“ESG”) related financing and Small Medium Enterprises (“SME”) loans. Our focus on mortgage loans has provided the expertise and trust to effectively expand our product offerings and introduce new services. We believe we can leverage our established expertise to provide borrowers with more tailored loan products and financing services, such as unsecured loans or other financing options. We believe this will attract a greater number of new borrowers while also allowing our products and services to evolve alongside the finance needs of our existing borrowers. This will also help us to grow and diversify our source of revenue.

Further strengthen our market position in our existing markets and extend our geographical reach to overseas market on the strength of our online platform and overseas network

We plan to capture a larger market share in our existing markets by investing in more marketing channels, including advertising campaigns in digital marketing, collaboration with other online business and brand.

We also plan to expand into new markets. We currently intend to extend our geographical reach to the UK, the US and Canada by establishing partnerships with local lenders to provide mortgage loan brokerage services to Hong Kong investors who hold or intend to buy real estate properties in the UK, the US and Canada. The UK, the US and Canada are hot foreign destinations for Hong Kong property investors. A recent news report of The Telegraph shows that Hong Kong investors own an estimate £10.8 billion (approximately US$13.7 billion) in property in the UK, being the largest group of property holders by value of all foreign nationals. However, due to locality, most Hong Kong investors have little or no connections with overseas banks or private credit lenders. Language barriers and legal documentation requirements make it more difficult for Hong Kong investors to obtain mortgage loan financing overseas. There is a huge demand and potential growth in this underserved segment. Our online platform will provide information of and access to overseas mortgage market, particularly for cross-border property investors or immigrants.

Once we successfully enter into a new market, we will further invest in that market and replicate our whole business mode in Hong Kong to that overseas market. We will strive to serve not only Hong Kong investors but all the local borrowers and lenders, so that we can duplicate our success overseas.

Further invest in information technology and optimize our online platform

We plan to upgrade our online platform along with our business growth and expansion. As we continue to expand our business, we expect the loan application volume to increase. With an improved technology infrastructure, we can provide borrowers with the most user-friendly interface and seamless transaction experience. We aim to increase the system concurrent accesses, improve the system’s stability and security, and increase the execution speed. We will provide all the useful information that the borrowers are looking for in an easy-to-navigate format and use that to drive account creation on our platform and brand development.

OUR BUSINESS OPERATIONS

Private credit mortgage loan brokerage services

Our business primarily focuses on providing private credit mortgage loan brokerage services. We refer corporate or private individual borrowers seeking mortgage loan financing or re-financing to private credit lenders (including licensed money lenders, family offices and credit funds). The private credit mortgage loans we refer are typically secured by the first mortgages on borrowers’ real estate properties or mortgages subordinated to the first or higher-ranking mortgages charged on the borrowers’ pledged properties. We facilitate mortgage loans which are secured against real estate properties located in Hong Kong as well as overseas real estate properties since 2023 in a small scale. These collateral properties are diversified, and include residential properties, commercial properties, industrial properties, car parks, tenement houses, village houses, office units and shops.

The size of the private credit mortgage loans that we facilitate is dependent upon the type of property to be mortgaged (i.e. residential, commercial or other) and its value, or the residual value of the property to be mortgaged once any prior securities have been valued and assessed (i.e. the loan-to-value ratio). 90% of the private credit mortgage loans that we facilitated during July 1, 2021 to June 30, 2023 were first mortgage loans while the remaining were subordinate property mortgage loans. Whilst the collaterals of first mortgage loans are not subject to any prior lenders, subordinate property mortgage loans are secured by collaterals which are subject to prior mortgages to other lenders such as banks or money lenders. For first mortgage loans, the average loan-to-value ratio is approximately 70%. The private credit mortgage loans we facilitated have ranged from around HK$600,000 (approximately US$76,600) to HK$350 million (approximately US$44.7 million) with a tenure of no more than a year. Interest rates for each borrower are determined by lenders on a case-by-case basis, in accordance with their internal credit policies and with consideration to various factors including, amongst others, the overall credit history and profile of the relevant borrower, the property type, profile and valuation of the underlying property as security and the level of any prior encumbrance on such property.

During the year ended June 30, 2022 and 2023, the amounts of private credit mortgage loans facilitated by us amounted to HK$1,181 million (approximately US$150.7 million) and HK$421.5 million (approximately US$53.8 million) respectively.

Our private credit mortgage loan brokerage services primarily target borrowers who need to refinance their mortgage loan, or need short-term working capital/bridging finance, and/or who are unable to obtain financing from banks due to stringent restrictions. During the year ended June 30, 2022 and 2023, we successfully facilitated 36 and 23 borrowers to obtain private credit mortgage loans from lenders respectively. As at June 30, 2023, among 23 borrowers, 11 were individual borrowers and 12 were corporate borrowers.

Our private credit lenders include licensed money lenders, family offices and credit funds. During July 1, 2021 to June 30, 2023, we successfully referred borrowers to 24 licensed money lenders, 1 family office and 2 credit funds. Before working with a private credit lender, we will carry out know-your-client due diligence to verify such private credit lender’s identity.

Private credit mortgage loan brokerage services process

The following steps are the major steps involved in our private credit mortgage loan brokerage services process:

(a)    Receipt of mortgage loan financing enquiries and due diligence check

We typically receive enquiries from prospective borrowers who may have seen our advertisements from different media platforms, or who have been referred by our contacts in banking, financing, and real estate industries, or referred by our past or existing borrowers.

Upon receiving enquiries from a prospective borrower, we will obtain financial and property information from the prospective borrower. To prevent and detect potential money laundering activities, we will carry out know-your-client due diligence to verify the prospective borrower’s identity. We will request for a copy of the applicant’s identity card and proof of residential address. In the case of a corporation, we will request for copies of its business registration certificate and certificate of incorporation and conduct company searches.

(b)    Preliminary credit assessment, lenders matching, and loan options proposal

We will then perform credit assessment on the prospective borrower. We will obtain property valuation from our partnering valuation firms. We will also take the prospective borrower’s income proof or financial statements to assess their financial conditions and loan repayment ability. We will conduct land registry searches to verify the ownership of the property to be mortgaged and ascertain whether such property is under any charge. We will then input all the above information into our automated system which will immediately generate a credit information summary.

Based on the credit information summary, we will go through our internal database which collected credit appetite of all our partnering lenders and generate five to ten best matched options. We will then contact the matched lenders and send the credit information summary to them. Lenders shall acknowledge the information received and provide with us their indicative offer within the same day (The indicative offer may be delayed to a few days if more due diligence work on property and borrower background is required).

(c)     Referral

The prospective borrower will select from indicative offers available and we will inform the relevant lender that the prospective borrower would like to apply a mortgage loan from them. The relevant lender will then use two to three business days to make a formal offer to the prospective borrower. If the prospective borrower agrees and accepts the offer made by the lender(s), we will pass the borrower’s personal and property details to the relevant lender so that they can conduct their own credit review or analysis. Once borrower’s loan application has been approved by the relevant lender, we will arrange for the borrower to sign the loan agreements with the relevant lender directly.

As part of our daily operation, we have periodical meetings (weekly or monthly) with our private credit lenders to review all active and outstanding loans referred by us and their repayment status. Meeting with our private credit lenders regularly is an effective way for us to maintain a close relationship with them, to understand lenders’ latest liquidity status and to monitor market trends and changes.

We keep track of the borrowing history of our borrowers and promote our services to them when their needs arise.

www.fundergo.com

We launched a website (www.fundergo.com) in January 2020 to provide online private credit mortgage loan application services. The main features of Fundergo online service are similar to iMort which is described in detail below. Our online platform can generally process a private credit mortgage loan application, credit assessment and mortgage loan matching in few seconds with the assistance of the automated online system, achieving massive operational efficiency. We will promote Fundergo online service by utilizing various forms of marketing and advertising to attract more users.

Bank mortgage loan brokerage services through iMort

iMort is a flexible, efficient and easy-to-use online bank mortgage loan referral platform which connects prospective borrowers and banks. Prospective borrowers can easily submit their bank mortgage loan requests on iMort. Our algorithms automatically match the prospective borrowers to the best available bank loan options and connect the prospective borrowers with potentially suitable banks. Basically, a platform where prospective borrowers can leverage technology to find a better mortgage solution and where banks can leverage that technology to engage more customers. The whole application process can be done online without physical presence.

Our bank mortgage loan brokerage services aim to assist the bank mortgage loans secured by real estate properties in Hong Kong, including residential properties, commercial properties, industrial properties, car parks, tenement houses, village houses, office units and shops. The size of the bank mortgage loans that iMort facilitated is generally around HK$4 million (approximately US$510,000) to HK$10 million (approximately US$1.3 million). All the bank mortgage loans are secured by first mortgages on the borrowers’ real estate properties. The interest rate for each borrower is decided by the relevant banks on a case-by-case basis, in accordance with such banks internal credit policies and with consideration to various factors including, amongst others, the overall credit history and profile of the borrower, profile and valuation of the underlying property as the security.

Borrowers who use our bank’s mortgage loan application and comparison services are typically individual clients who held residential properties in Hong Kong and are looking for maximum loan amount at a cheaper interest rate and/or higher rebate. In order to attract more borrowers, iMort provides extra cash rebate on top of the banks’ general rebate to the borrowers. During the year ended June 30, 2022 and 2023, iMort facilitated 43 and 118 borrowers to obtain mortgage loans from banks respectively. We had also established relationships with 20 retail banks in Hong Kong. We introduced potential borrowers to those banks for the purpose of taking out mortgage loans. The final approval of any mortgage loan application referred by us is subject to the discretion of the banks.

Since the launch of iMort in November 2020, and as of June 30, 2023, HK$918.5 million loans had been facilitated through iMort. iMort provides an effective digital transaction process including application, matching, and referral, as illustrated below:

Step 1: Paperless property valuation and bank mortgage loan application

A prospective borrower can initiate a loan application online through our iMort platform at anytime and anywhere by providing the following:

•        the type of the Property

•        the prospective borrower’s basic information, including his or her age, monthly income and other annual income (bonus, allowance, double pay), any existing mortgage loan or guarantee, any existing loan monthly payment

•        the information of the Property, including the property age, down payment, property valuation, requested loan amount.

We provide free property valuation on our website so that a prospective borrower could have more accurate estimation on his mortgage.

The application/assessment typically takes less than two minutes, after which we would initiate a bank matching process.

Step 2: Credit assessment and matching

Upon submission of a complete application, our system begins the process of building a profile for that prospective borrower. Leveraging on the information provided by the prospective borrower, our advanced database and system will automatically initiate the risk and credit assessment on such prospective borrower.

Our system will simultaneously compare the prospective borrower’s profile to the respective lending criteria as provided by various banks. Our algorithms will then automatically match the prospective borrower to his or her best bank mortgage loan option(s) and list out the matching results for such prospective borrower. However, some details of the loan options will be concealed at this stage.

Step 3: Referral

A prospective borrower will need to sign an online mortgage referral application form with us before we disclose more details of the proposed loan options to him. A prospective borrower can choose his favorite offer among all the offers they get. We will then pass the prospective borrower’s information to the relevant bank for the bank to contact that prospective borrower directly.

All our referrals will then go through the usual loan application procedures of the relevant bank, which will conduct its own credit assessment. Whether the relevant bank will grant a loan to the borrower referred by us is at its absolute discretion. Once the borrowers’ loan application has been approved by the bank, the borrower will then sign the loan agreement with the bank directly.

www.imort.com.hk

iMort
About iMort
Mortgage Calculator
Property Valuation
Apply mortgage
Schedule meeting with mortgage bankers
Bank Meeting Appointment
Multiple custom made mortgage choices for you
Mortgage Comparsion
Surf you the best value of mortgage plans
Personal Loan
Click the situation best fits you
First Time Buyer
Remortgage
Non-Regular salaried
New build real estate
Net-worth based lending
Non-Bank Mortgage
Other property type

Input Information
Basic Information
Property Type
Residential
Are you buying new house or refinancing?
New purchase
Refinancing
Mortgage applied by?*
Individual
Company
What is the property used for?
Primary residence
Investment
Property Information
Borrower
If insufficient income, press here to add guarantor (3 guarantor at most)
Borrower Age
$800,000
Amount
$7,200,000
Debt-servicing Ratio(stressed)
60%
Property Maximum LTV
90%
Max loan amount on income(Stressed)
$7,916,673
Property Maximum Loan Amount
$7,200,000
0%
70%
100%
Max
Above this level of LTV HKMC needed
Property Maximum LTV
Actual Requested Loan Amount
$7,200,000
Actual Requsted LTV
90%

Choose 3 plans
Basic information
Borrower information
Property information
Review result
Choose 3 plans
Schedule Banks meeting
Interest Rate
Caps: 4.125%
H + 1.3%
Total Cash Rebate
2.7%
Monthly repayment
$34,895
Max. Loan Amount
$7,200,000
Interest Expense
$5,362,044
Insurance Premium
$180,000
Mortgage Insurance Fee (Tenor)
30Y
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Consultancy services

We also provide consultancy services to our customers. We provide tailor-made consultancy plan to meet the financial needs of each customer upon request. Our consultancy services include assisting customers on their financial restructuring, enhancing customer’s cash management system and identifying potential/alternative financing options. After a customer engaged us for consultancy services, we will have meetings with its representative(s) to understand its financial needs and financial status. We will then make a specific consultancy plan for that customer and provide our services accordingly.

For financial restructuring, we will review the documents provided by the customer, including its corporate structure, business operation and financial status to identify such customer’s strengths and development potentials. We will also review the financial statements of such customer and prepare (or advice on) financial documentation (including financing forecast and sensitivity analysis) for its application of financing facilities.

For enhancement of cash management system, we will review the customer’s treasury policies and look for areas of improvement. We will also review the operating cash cycle of the customer and identify any potential areas to unlock the embedded cash and to enhance its liquidity. We will provide or assist to arrange short term bridging facility to our customers if needed.

For identification of alternative financial options, we will explore potential financing options for our customers (including potential buyer for assets disposal of such customer) based on our overall review of its financial conditions.

The customers in this segment are corporate customers who seek our expertise to assist them to obtain credit facilities from financial institutions or to improve their financial status or conditions. Some customers are new to our Group while some are past or existing customers who have successfully obtained private credit mortgage loans under our referral and look for further consultancy services.

During the year ended June 30, 2023, we provided consultancy services to three customers, one of them was our past customer. We successfully assisted our customers to obtain financing facilities at the total amount of HK$661 million (approximately US$[84.4 million]).

OUR CUSTOMERS

Our customers include (i) private credit lenders, (ii) banks who sourced borrowers from us and (iii) corporate clients who engaged us for consultancy services. Our Group’s primary source of revenue is generated from the referral fees paid by banks and private credit lenders. The referral fees are generally calculated based on the loan amounts lent to our referred borrowers. Our average referral fee per transaction is approximately [0.5]% to [1.5]% of the loan amount. The referral fees are payable to us in full or by instalment upon drawdown of the mortgage loan we facilitated.

For private credit mortgage loan brokerage services, referral fees payable to us are determined as a percentage of the loan amount offered to borrowers according to the mortgage type and interest rate. For first mortgage loans and subordinated mortgage loans, the referral fee rate ranged from 0.5% to 1.5% of the loan amount.

For bank mortgage loan brokerage services, the referral fees paid by the banks ranged from 0.14% and 0.76% of the loan amount we referred.

We also generate our revenue from the service fees paid by customers who engage us for consultancy services. The amount and payment terms of the service fees vary from different customers and are determined by different scopes of the consultancy services we provided to each customer. There are two type of service fees: (i) fixed fees which are calculated based on the degree of responsibility, skill/expertise involved, and the estimated time required to complete the agreed work, and (ii) variable fees which are generally 1% to 1.5% of the financing facility amount that the customer obtained through our assistance. The fixed fees are paid by instalment while the variable fees are typically payable upon drawdown.

We derived a substantial portion of our revenue from a small number of key customers. For the fiscal year ended June 30, 2022, our three largest customers represented approximately [29]%, [17]% and [11]% of our total revenue. For the fiscal year ended June 30, 2023, our three largest customers represented approximately [37]%, [36]% and [6]% of our total revenue.

The following sets out details of our three largest customers for the year ended June 30, 2022 and for the year ended June 30, 2023:

For the year ended June 30, 2022

Customer	Profile	Principal business	Service provided
A	Corporation	Private Credit lender	Private credit mortgage loan brokerage service
B	Corporation	Private Credit lender	Private credit mortgage loan brokerage service
C	Corporation	Private Credit lender	Private credit mortgage loan brokerage service

For the year ended June 30, 2023

Customer	Profile	Principal business	Service provided
D	Corporation	Luxury products manufacturing	advisory service
E	Corporation	Catering	advisory service
F	Corporation	Property investment	advisory service

MARKETING

We currently focus on building brand awareness through online marketing campaigns, including advertising our products and services in leading social media platforms, such as Facebook, YouTube and Instagram. These marketing activities help us to promote customer awareness of our brand and grow our customer base. We believe that engaging in various marketing and promotional activities is an effective strategy to increase public awareness of our business and brand in Hong Kong. As part of our business development and as a result of the increased competition, our management believes that we shall continue with our marketing efforts through various forms of advertising activities to further solidify our brand image and achieve deeper market penetration in order to standout from our competitors.

SEASONALITY

Based on our records, our operating results and operating cash flows can affected by some seasonal factors. The real estate market tends to have the first and fourth fiscal quarters being more active than the second and third fiscal quarters, while changes in mortgage interest rates as well as real estate values, to some extent, would also affect our business.

COMPETITION

We mainly compete with other traditional mortgage brokerage companies and consultancy firms. Some of our current or potential competitors may have more financial, technical, and marketing resources therefore would be able to devote greater resources to the development, promotion and sale. Our competitors may also have longer operating histories, wider range of products and borrower base than us. However with more digitization and less legacy burden, our development is more flexible and agile. We understand that our lenders would source mortgage loan originations directly through their own marketing strategies, such as, by phone calls or direct mails. Our goal is to connect borrowers and lenders in a more efficient and flexible way which saves the customer acquisition and marketing cost of our lenders. We believe this is more of an opportunity instead of competition.

PRIVACY PROTECTION

In our daily operations, we obtain various types of personal data of our customers under the protection of the Personal Data (Privacy) Ordinance. As such, we have set up internal control procedures to protect the personal data which include (i) requiring our employees not to retain or disclose any confidential information about our business activities and other sensitive confidential data to any third party; (ii) requiring our customers to acknowledge their rights under the Personal Data (Privacy) Ordinance and the purpose of collecting their personal data upon completion and signing of the referral application forms; and (iii) obtaining consents from our customers before using their personal information.

GOVERNMENTAL/REGULATORY APPROVAL AND COMPLIANCE

To the knowledge of the Company, the Company is not required to obtain any government or agency’s approval for its current or planned operations. However, the Company, its operations, results of operations and financial condition could be adversely affected by the new laws or regulations or by changes in existing laws or regulations, or the application thereof.

INTELLECTUAL PROPERTY

To date, we do not own any patents, copyrights, or trademarks. We own and maintain the registered domains www.imort.com.hk and www.fundergo.com through our Operating Subsidiaries. As of the date of this prospectus, we have not been subjected to any material dispute or claim for infringement upon third parties’ trademarks, licenses and other intellectual property rights in Hong Kong.

INSURANCE

We believe our insurance coverage is adequate to insure against the risks relating to our operations with reference to the size and nature of our business. Our insurance coverage includes, among others, employees’ compensation, business interruption, trade credit and fire. We believe that our insurance coverage is in line with our industry norm. We review our insurance policies from time to time for adequacy in the breadth of coverage.

FACILITIES

We do not own any real property.

Our principal executive office is located at Unit 1002, 10/F Tai Sang Bank Building 130 – 132 Des Voeux Road Central, Central, Hong Kong SAR. We leased our office from a related party, Keal Capital Limited (See “Related Party Transactions” for details.) Our office has a total size of approximately 800 square feet. The current lease term of our office is from September 1, 2023 to August 31, 2024 with a monthly rent of HK$29,400 (approximately US$3,752).

We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

EMPLOYEES

As of June 30, 2023, we employed a total number of 13 full-time employees. Our employees are employed in the areas of human resources and administration, management, sales and marketing, accounting and finance, information technology and programming. We have employment contracts with each of our employees in compliance with the applicable employment laws in Hong Kong.

We believe that we maintain a good working relationship with our employees, and we do not have material labor disputes in the past. None of our employees is represented by any labor union.

LEGAL PROCEEDINGS

From time to time, we may be involved in legal proceedings arising in the ordinary course of business. As of the date of this prospectus, our Company and our subsidiaries are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our Company or our subsidiaries’ business, financial condition or operations.

COVID-19 Update

Since late December 2019, the outbreak of COVID-19, spread rapidly throughout China and to the rest of the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak of a “Public Health Emergency of International Concern (PHEIC),” and later, on March 11, 2020, it became a global pandemic. The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. While the spread of COVID-19 was substantially controlled in 2021, several variants of COVID-19 have emerged in different parts of the world and restrictions were re-imposed from time to time in certain cities to combat sporadic outbreaks.

Given the rapidly expanding nature of COVID-19 pandemic, we believe that COVID-19 has impacted and will likely continue to impact our business, results of operations, and financial condition.

The COVID-19 pandemic has caused companies like us and our business partners to implement temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business depends on our employees. If any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to quarantine and there could also be a possibility of the spread of diseases affecting other employees, as a result, it could cause severe disruption to our business.

Furthermore, the results of our operations have been severely affected by the COVID-19 pandemic. The COVID-19 pandemic threatens the global economies by causing significant market volatility and declines in general economic activities. This may have severely dampened the confidence in global markets and potential clients.

On November 1, 2022, the Hong Kong Monetary Authority organized the Global Financial Leaders’ Investment Summit recognizing the return to normal business stage of Hong Kong, as an International Financial Centre, by further relaxation of most of the anti-epidemic measures and social-distancing measures. Most of the virus-control restrictive measures previously adopted by Hong Kong and the mainland Chinese governments have been revoked or replaced with more flexible measures since December 2022. The revocation or replacement of the restrictive measures could have positive impacts on our operations.

However, the extent to which the COVID-19 pandemic may continue to impact our consolidated financial results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this prospectus, including the effectiveness of vaccines, other treatments for COVID-19, and other new information that may emerge concerning the severity of the pandemic. We will continue to closely monitor the situation throughout 2023 and beyond.

REGULATIONS

Regulations Related to our Business Operations in Hong Kong

Hong Kong Regulations Related to Services Providers

Business registration requirement

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

As of the date of this prospectus, all our subsidiaries hold valid business registration certificates.

Regulations related to employment and labor protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO, is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

As of the date of this prospectus, all our subsidiaries have complied with the provisions under the EO.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HK$100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

As of the date of this prospectus, employee compensation insurance has been obtained for all employees of our subsidiaries.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO, is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment.

As of the date of this prospectus, the Company believes it has made all contributions required under the MPFSO.

Regulations related to Personal Data

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), or the PDPO, imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

•        Principle 1 — purpose and manner of collection of personal data;

•        Principle 2 — accuracy and duration of retention of personal data;

•        Principle 3 — use of personal data;

•        Principle 4 — security of personal data;

•        Principle 5 — information to be generally available; and

•        Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

•        the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

•        if the data user holds such data, to be supplied with a copy of such data; and

•        the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

As of the date of this prospectus, all our subsidiaries are in compliance with the provisions of the PDPO.

MANAGEMENT

The following table provides information regarding the executive officers and directors of the Company as of the date of this prospectus:

Directors and Executive officers	Age	Position
Mr. Kevin Wai Kei Ng	[42]	Director, Chairman of the Board, Chief Executive Officer
Mr. Wai Kan Leung	[43]	Director, Chief Operating Officer
Mr. Jimmy Chun Ming Ho	[39]	Chief Financial Officer
Mr. Patrick Kwok Fai Lau	[51]	Independent Director Nominee*
Mr. John Cheung-wah Lam	[69]	Independent Director Nominee*
Ms. Ka Lee Lam	[40]	Independent Director Nominee*

____________

*        The proposed nominees will become Independent Directors of our Company upon the effectiveness of the registration statement of which this prospectus forms a part

Mr. Kevin Wai Kei Ng is the co-founder and chief executive officer, Chairman of the Board of our Group. Mr. Ng has more than 15 years of experience of team management, business strategy formulation, and financing deals and budgeting experience in the banking industry. Mr. Ng started his career at Shanghai Commercial bank in 2004. Mr. Ng then worked at Hang Seng Bank from September 2005 to January 2007 and Standard Chartered Bank from January 2007 to March 2008. Mr. Ng’s work in those commercial banks focused on corporate lending, payments, foreign exchange and wealth management solutions to commercial and corporate clients. Mr. Ng was a consultant for banking and finance recruitment of Hudson Global Resources (Hong Kong) Ltd. from April 2008 to May 2009 and he was responsible for recruitment service of banking professionals for large multinational banks in Hong Kong. From August 2009 to June 2011, Mr. Ng worked as a relationship manager of commercial banking at Citibank. From June 2011 to September 2014, Mr. Ng was the senior vice president of local corporate at Hong Kong and Shanghai Bank Corporation Limited. Mr. Ng was the director and division head of commercial banking of Standard Chartered Bank from September 2014 to April 2018. Before founding our Group in 2019, Mr. Ng had served as the Head, large local corporate of United Overseas Bank from May 2018 to August 2019. Mr. Ng has been a director of Fundergo since July 2019, Richest View since June 2020 and Fundermall since November 2020. Mr. Ng has also served as an independent non-executive director of Majestic Ideal Holdings Ltd (NASDAQ: MJID) since December 2021. Mr. Ng obtained his bachelor’s degree in engineering from the University of Hong Kong and an executive Master of Business Administration degree from Kellogg School of Management of Northwestern University and Business school of Hong Kong University of Science and Technology. Mr. Ng currently resides in Hong Kong.

Mr. Wai Kan Leung is the co-founder and our chief operating officer. Mr. Leung has over 16 years of experience in the banking industry and possesses extensive networks with our private credit lenders. Mr. Ng started his career as a senior marketing officer at Dah Sing Bank Limited from February 2004 to May 2006, where he was responsible for leasing business. Mr. Leung then worked as an assistant vice president at Hang Seng Bank Limited from May 2006 to May 2007 and his work also focused on leasing business. From May 2007 to June 2014, Mr. Leung was a vice president of Citibank N.A. Hong Kong Brach where he managed a portfolio over 70 clients and focused on commercial banking and foreign exchange investment. From June 2014 to June 2018, Mr. Leung was an assistant general manager and a team head of China Citic Bank International and his work focused on managing a marketing team and corporate lending and investment. Mr. Leung served as a team head of OCBC Hong Kong branch from June 2018 to August 2019. Mr. Leung has been a director of Fundergo since July 2019, Richest View since June 2020 and Fundermall since November 2020. He was responsible for managing a marketing team, corporate lending and investment. Mr. Leung obtained his Bachelor of Commerce degree in banking and finance from Curtin University of Technology in 2003. Mr. Leung currently resides in Hong Kong.

Mr. Patrick Kwok Fai Lau, has accepted appointment to be our director, effective immediately prior to the effectiveness of our registration statement of which the prospectus is a part. Mr. Lau has more than 20 years of experience in the fields of accounting, auditing, financial advisory and corporate governance. From September 1996 to November 1997, Mr. Lau worked as an auditor at Glass Radcliffe Chan & Wee, an accounting firm. From December 1997 to April 1999, Mr. Lau was an associate at PricewaterhouseCoopers. From October 1999 to June 2011, Mr. Lau worked at KPMG, Hong Kong office, KPMG Huazhen (Guangzhou office) and KPMG Advisory (China) Limited, with his last held position as a manager of KPMG Advisory (China) Limited, a consulting services company. From July 2011 to June 2016, Mr. Lau held various positions, including deputy general manager, financial controller and company secretary, in BII Railway Transportation Technology Holdings Company Limited, a company whose shares are listed on the Main Board of the Stock Exchange of Hong Kong Limited (“HKSE”) (HKSE: 1522). From July 2016 to October 2019, Mr. Lau served as the chief financial officer and company secretary of International Alliance Financial Leasing Co., Ltd. (HKSE: 1563). From September 2020 to November 2021, Mr. Lau was the

chief financial officer of Neo-Concept (Holdings) Company Limited. Mr. Lau has been serving as the chief financial officer of Neo-Concept International Company Limited since December 2021. Mr. Lau has also served as the chief financial officer of Neo-Concept International Group Holdings Limited (NASDAQ: NCI) since May 2022.

Mr. Lau has been an independent non-executive director of Steering Holdings Limited (now known as FDB Holdings Limited) (HKSE: 1826) since January 2018, Ximei Resources Holding Limited (HKSE: 9936) since February 2020, Sundy Service Group Co. Ltd (HKSE: 9608) since December 2020 and Zhongtian Construction (Hunan) Group Limited (HKSE: 2433) since March 2023. Mr. Lau was also an independent non-executive director of Jinhai International Group Holdings Limited (HKSE: 2225) from September 2017 to June 2020.

Mr. Lau obtained a degree of Master of Science in Corporate Governance and Directorship (Distinction) from Hong Kong Baptist University in November 2014. He also obtained the HKICPA Diploma in Insolvency awarded by The Hong Kong Institute of Certified Public Accountants in June 2004. Mr. Lau has been a member of The Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants since July 2003 and December 2007, respectively. He has also been a member of Beta Gamma Sigma Hong Kong, an international honor society for collegiate schools of business, since April 2014.

Mr. John Cheung-wah Lam, Mr. Lam has substantial experience in the banking industry. From 1991 to 2005, he held various senior positions at Hongkong Bank of Canada (currently known as HSBC Bank Canada), HSBC California and Hang Seng Bank Limited. He subsequently worked at Dah Sing Bank, Limited from September 2005 to February 2012 with his last position as an executive director, head of retail banking. After that, Mr. Lam acted as the vice chairman and an executive director of Nan Fung Property Holdings Limited in China Property Division between February 2013 and December 2021, and he has served as their consultant since January 2022.

Mr. Lam has been an independent non-executive director of Wing Lee Property Investments Limited (HKSE: 864) since February 2013, C&D Newin Paper & Pulp Corporation Limited (formerly known as Samson Paper Holdings Limited) (HKSE: 731) since May 2022, Blue River Holdings Limited (HKSE: 498) since August 2022, Oshidori International Holdings Limited (HKSE: 622) since August 2022 and Golden Ponder Holdings Limited (HKSE: 1783) since June 2023.

Mr. Lam graduated from Ryerson Polytechnical Institute (currently known as Toronto Metropolitan University) in Toronto, Canada in June 1988 where he received his Bachelor of Business Management degree. Mr. Lam is a fellow of The Institute of Canadian Bankers and a fellow of the Royal Institution of Chartered Surveyors.

Ms. Ka Lee Lam, has accepted appointment to be our director, effective immediately prior to the effectiveness of our registration statement of which the prospectus is a part. Ms. Lam has over 10 years of experience in business management, investment banking and operation control. From June 2009 to October 2011, Ms. Lam worked in the operations department at Bank of America Merrill Lynch. From October 2011 to August 2012, Ms. Lam worked as an analyst at Barclays Capital Asia Ltd. From September 2012 to August 2016, Ms. Lam worked in the operations department at ABN AMRO Clearing Hong Kong Limited. From June 2016 to September 2019, Ms. Lam served as an executive director of Huisheng International Holdings Limited (HKSE: 01340). From October 2019 to November 2020, Ms. Lam was the head of operations of Black Marble Securities Limited. Ms. Lam has been an independent non-executive director of Magic Empire Global Limited (NASDAQ: MEGL) since [August] 2022 and an executive director of GBA Holdings Limited (HKSE: 261) since June 2023. Ms. Lam obtained a Bachelor of Business (Accounting) degree from Swinburne University of Technology in Australia in April 2008.

Mr. Jimmy Chun Ming Ho is the chief financial officer of our Group. He has over 15 years of banking and financial audit experience. Mr. Ho is a fellow member of Hong Kong Institute of Certified Public Accountants. Mr. Ho began his career at Eddie M.T.NG & Co, an accounting firm in Hong Kong from October 2007 to May 2011 where he worked as an audit supervisor and his work focused on financial audit, accounting, tax, company secretarial services to small and medium-sized enterprises and private clients. Mr. Ho worked for BDO Limited from May 2011 to October 2012 as a senior associate and he was responsible for providing financial audit service to clients including private and listed companies. Mr. Ho was a relationship manager at Standard Chartered Bank from November 2012 to April 2017 and the vice president of commercial banking at United Overseas Bank from May 2017 to August 2019. Before joining our Group in November 2022, Mr. Ho was the cluster head and associate director of corporate banking department at OCBC Wing Hang Bank from August 2019 to November 2022, where he was responsible for overseeing corporate lending, payments, foreign exchange and wealth management solutions to commercial and corporate clients. Mr. Ho graduated with a Bachelor of Science in managerial and administrative studies from Aston University in 2007. Mr. Ho currently resides in Hong Kong.

Family Relationships

Save as disclosed above, none of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period — typically for one year. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon thirty days’ advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a thirty days’ advance written notice.

Each executive officer has agreed to hold, at all times during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information, or the confidential or proprietary information disclosed to the executive officer by or obtained by the executive officer from us either directly or indirectly in writing, orally or otherwise, if specifically indicated to be confidential or reasonably expected to be confidential.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into agreements with all directors whose service will begin upon the effectiveness of the registration statement of which this prospectus forms a part. Pursuant to the agreements, each director has agreed to attend and participate in such number of meetings of the Board and of the committees of which he or she may become a member as regularly or specially called and will agree to serve as a director for a year and be up for re-election each year at our annual shareholder meeting. The directors’ services will be compensated by cash under the agreement in an amount determined by the Board.

We have entered into indemnification agreements with each of our executive directors and executive officers. Under these agreements, we agree to indemnify them against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of five directors, comprising two executive directors and three independent directors, upon the SEC’s declaration of effectiveness of the registration statement of which this prospectus is a part. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the board of directors in accordance with our post-offering Memorandum and Articles, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested, in voting in respect of any such matter, such director should take into account his or her director’s duties. The Board may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Board diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our Board.

Our directors have a balanced mix of knowledge and skills. We will have three independent directors with different industry backgrounds, representing a majority of the members of our board. We will also achieve gender diversity by having one female director out of the total of five directors (including independent directors). Our board is well balanced and diversified in alignment with the business development and strategy of our Company and its subsidiaries.

Committees of the Board of Directors

Prior to the declaration of effectiveness of the registration statement of which this prospectus forms a part, we intend to establish an audit committee, a compensation committee, and a nominating and corporate governance committee under the board of directors. We intend to adopt a charter for each of the three committees upon the establishment of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will consist of Mr. Patrick Kwok Fai Lau, Mr. John Cheung-wah Lam and Ms. Ka Lee Lam and is chaired by Mr. Patrick Kwok Fai Lau. We have determined that each of these three director nominees satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Lau, Kwok Fai Patrick qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

•        selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•        annually reviewing and reassessing the adequacy of our audit committee charter;

•        meeting separately and periodically with management and the independent registered public accounting firm;

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•        reporting regularly to the board.

Compensation Committee

Our compensation committee will consist of Mr. John Cheung-wah Lam, Mr. Patrick Kwok Fai Lau and Ms. Ka Lee Lam and is chaired by Mr. John Cheung-wah Lam. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•        reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•        reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements, annual bonuses, and employee pension and welfare benefit plans; and

•        selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of Ms. Ka Lee Lam, Mr. Patrick Kwok Fai Lau and Mr. John Cheung-wah Lam and is chaired by Ms. Ka Lee Lam. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•        recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•        reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

•        selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•        developing, reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices;

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•        evaluating the performance and effectiveness of the board as a whole.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics, which is filed as an exhibit to this registration statement and applicable to all of our directors, officers, and employees. We will make our code of business conduct and ethics publicly available on our website prior to the closing of this public offering.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, or from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

•        Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

Duties of Directors

Under BVI law, the directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our memorandum and articles of association or the BVI Act. You should refer to “Description of Share Capital — Certain BVI Company Considerations — Differences in Corporate Law” for additional information on our standard of corporate governance under BVI law.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Compensation of Directors and Executive Officers

For the year ended June 30, 2023 and 2022, we paid an aggregate of HK$1,228,300 (approximately US$156,745) and HK$1,196,000, respectively, in cash (including salaries and mandatory provident fund) to our directors. Our subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of June 30, 2023 and 2022, we had no outstanding equity awards.

RELATED PARTY TRANSACTIONS

Our board of directors will create an audit committee in connection with this offering which will be tasked with review and approval of all related party transactions.

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our operating subsidiary’s experience in the business sector in which it operates and the terms of its transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, to which we were or will be a party and in which the other parties included or will include our directors, director nominees, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of any of the foregoing persons.

List of Related Parties

Name of related parties	Relationship with the Company
FGO Limited	Under common control by shareholders of the Company
Fundergo Group Limited	Under common control by shareholders of the Company
Fundeer Capital Limited	Under common control by shareholders of the Company
Fundermall Limited	Under control by shareholder of the Company
New Age Financing Limited	Under common control by shareholders of the Company
Fundsups Limited	Under common control by shareholders of the Company
HKM Club Limited	Under common control by shareholders of the Company
Mr. Kevin Wai Kei Ng	Shareholder and Director of the Company
Mr. Wai Kan Leung	Shareholder and Director of the Company
Mr. Jimmy Chun Ming Ho	Key management personnel of the Company

Amounts Due From (To) Related Parties

The following table set forth the breakdown of our balances due from related parties as of the dates indicated:

	Maximum exposures	As of June 30,
		2021	2022	2023	2023
	HK$	HK$	HK$	HK$	US$
Due from FGO Limited	58,428	18,428	18,428	58,428	7,456
Due from Fundergo Group Limited	11,900	5,800	5,950	11,900	1,519
Due from (to) Fundeer Capital Limited	(9,263,632)	168,777	(768,443)	6,462,632	824,705
Due from Fundermall Limited	104,770	104,770	55,020	63,950	8,161
Due from New Age Financing Limited	11,400	—	250	11,400	1,455
Due from Fundsups Limited	6,000	—	—	6,000	766
Due from HKM Club Limited	6,000	—	—	6,000	766
Due to Mr. Kevin Wai Kei Ng	(75,547)	(75,547)	(75,547)	(75,547)	(9,641)
Due to Mr. Wai Kan Leung	(74,047)	(74,047)	(74,047)	(74,047)	(9,449)

Above balances are at the end of each period are non-trade related, unsecured, interest free and without fixed repayment terms.

Transactions with Related Parties

Related party transactions during the three years ended June 30, 2021, 2022 and 2023

	Nature	For the Years Ended June 30,
		2021	2022	2023	2023
		HK$	HK$	HK$	US$
FGO Limited(1)	Professional and company fees paid by Fundergo on behalf(4)	12,500	—	40,000	5,104
Fundergo Group Limited(1)	Professional and company fees paid by Fundergo on behalf(4)	—	150	4,950	632
Fundergo Group Limited(1)	Fund advance to related party(5)	—	—	1,000	128
Fundeer Capital Limited(1)	Fund advance to related party(5)	200,000	844,000	11,400,000	1,454,768
Fundeer Capital Limited(1)	Fund advance from related party(5)	—	—	(600,000)	(76,567)
Fundeer Capital Limited(1)	Fee income received by Fundergo on behalf(6)	—	—	(1,822,875)	(232,619)
Fundeer Capital Limited(1)	Agent fees paid by Fundergo on behalf(7)	—	18,630	49,000	6,253
Fundeer Capital Limited(1)	Professional and Company fees paid by Fundergo on behalf(4)	—	150	4,950	632
Fundeer Capital Limited(1)	Management fee(8)	—	(1,800,000)	(1,800,000)	(229,700)
Fundermall Limited(2)	Fund advance to related party(5)	100,000	—	—	—
Fundermall Limited(2)	Fund advanced from related party(5)	—	(50,000)	—	—
Fundermall Limited(2)	Professional and Company fees paid by Fundergo on behalf(4)	4,770	250	8,930	1,140
New Age Financing Limited(3)	Professional and Company fees paid by Fundergo on behalf(4)	—	250	11,150	1,425
New Age Financing Limited(3)	Corporate office rental	(62,500)	(194,667)	(195,200)	(24,910)
Fundsups Limited(1)	Professional and Company fees paid by Fundergo on behalf(4)	—	—	6,000	766
HKM Club Limited(1)	Professional and Company fees paid by Fundergo on behalf(4)	—	—	6,000	766
Mr. Kevin Wai Kei Ng	Salaries	(498,000)	(598,000)	(457,000)	(58,318)
Mr. Wai Kan Leung	Salaries	(498,000)	(598,000)	(457,000)	(58,318)
Mr. Jimmy Chun Ming Ho	Salaries	—	—	(314,300)	(40,108)

____________

(1)      An affiliate company incorporated in Hong Kong directly owned by Mr. Kevin Wai Kei Ng and Mr. Wai Kan Leung, with each owning an equal 50% share in the company.

(2)      An affiliate company incorporated in Hong Kong directly owned by Mr. Wai Kan Leung and an Independent Third Party with shareholding at 97% and 3%, respectively.

(3)     An affiliate company incorporated in Hong Kong directly wholly owned by Mr. Kevin Wai Kei Ng.

(4)     Professional and company fees refer to annual company secretarial service fees, annual filing fees with the relevant business registry and formation costs paid by Fundergo on behalf of respective related parties.

(5)      Advances to and from related parties refer to the fund transaction on a current account basis.

(6)      Fee income refers to the income generated from consultancy services provided by the affiliate company while respective fee settlement was received by Fundergo on behalf of the affiliate company.

(7)      Agent fees refer to the payment to the agent for referring the borrowers to the affiliate company while the respective fee settlement was paid by Fundergo on behalf of the affiliate company.

(8)      Management fees represent service fees for general corporate management paid to Fundeer Capital Limited. These corporate services will terminate in 2024.

Transactions with Related Parties

The amounts due from (to) related parties were advances to (from) these related parties. The balances were non-trade related, unsecured, interest free with no specific repayment terms. All amounts due from (to) related parties as of June 30, 2023 were subsequently settled in December 2023.

Bank facilities and other borrowing

Bank borrowings as at June 2021, 2022 and 2023 are as follows:

Lender	Type	Maturity date	Currency	Interest rate	2021	2022	2023	2023
					HK$	HK$	HK$	US$
The Hongkong and Shanghai Banking Corporation Limited (“HSBC”)	Term loan	July 25, 2032	HK$	Bank’s prime lending rate minus 2.25%	—	—	8,242,900	1,051,887

Fundergo entered into the loan arrangement with HSBC Hong Kong on July 29, 2022. The banking facility were unsecured, details of which is set out as follows:

(1)    facility tenure of 10 years (120 months) with principal repayment holiday for the first 12 months after drawdown of the loan on August 25, 2022.

(2)    joint and several personal guarantee from Mr. Kevin Wai Kei Ng and Mr. Wai Kan Leung;

(3)    guarantee in 100% from Hong Kong Mortgage Corporation Limited (“HKMC”);

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of the date of the prospectus by:

•        Each person who is known by us to beneficially own more than 5% of our issued and outstanding Ordinary Shares;

•        Each of our directors, director nominees and named executive officers; and

•        All directors and named executive officers as a group.

We are authorized to issue an unlimited number of Class A Ordinary Shares with no par value and Class B Ordinary Shares with no par value. The number and percentage of Ordinary Shares beneficially owned before the Offering are based on [*] Class A Ordinary Shares and [*] Class B Ordinary Shares issued and outstanding as of the date of this prospectus and [*] Class A Ordinary Shares and [*] Class B Ordinary Shares post-Offering.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of more than 5% of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed issued and outstanding but are not deemed outstanding for computing the percentage ownership of any other person. None of our shareholders as of the date of this prospectus is a record holder in the United States. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Unit 1002, 10/F Tai Sang Bank Building, 130-132 Des Voeux Road Central, Central, Hong Kong.

	Ordinary shares beneficial owned prior to this offering				Ordinary shares beneficially owned after this offering(*)
	Class A Number	Class B Number	%	Percent of Total Voting Power Number %	Class A Number	Class B Number	Percent of Total Voting Power
Directors and Executive Officers(1):
Mr. Kevin Wai Kei Ng	2,760,000	1,000,000	25.067%	42.94%	2,760,000	1,000,000	[	*]%
Mr. Wai Kan Leung	2,760,000	1,000,000	25.067%	42.94%	2,760,000	1,000,000	[	*]%
Mr. Jimmy Chun Ming Ho	180,000	—	1.20%	0.34%	180,000	—	[	*]%
Mr. Patrick Kwok Fai Lau	—	—	—	—	—	—	—
Mr. John Cheung-wah Lam	—	—	—	—	—	—	—
Ms. Ka Lee Lam	—	—	—	—	—	—	—
Directors and Executive Officers as a group	5,700,000	2,000,000	51.33%	86.22%	5,700,000	2,000,000	[	*]%

Principal Shareholders:
Mr. Kevin Wai Kei Ng	2,760,000	1,000,000	25.067%	42.94%	2,760,000	1,000,000	[	*]%
Mr. Wai Kan Leung	2,760,000	1,000,000	25.067%	42.94%	2,760,000	1,000,000	[	*]%
Bravo Brilliant Holdings Limited(2)	870,000	—	5.80%	1.64%	870,000	—	[	*]%

____________

*        Assuming the Representative does not exercise the over-allotment option.

(1)      The business address of our directors and executive officers is Unit 1002, 10/F Tai Sang Bank Building, 130-132 Des Voeux Road Central, Central, Hong Kong.

(2)      Bravo Brilliant Holdings Limited, a company incorporated under the laws of Hong Kong, whose registered office address is at 17/F, 118 Connaught Road West, Hong Kong.

As of the date of this prospectus, the Company is authorized to issue an unlimited number of Class A Ordinary Shares of no par value and Class B Ordinary Shares of no par value. As of the date of this prospectus, None of our outstanding Ordinary Shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

DESCRIPTION OF SHARE CAPITAL

We are a BVI business company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the BVI Act.

As of the date of this prospectus, we are authorized to issue an unlimited number of ordinary shares (the “Ordinary Shares”) comprised of (i) an unlimited number of Class A Ordinary Shares; and (b) an unlimited number of Class B Ordinary Shares. As of the date of this prospectus, [13,000,000] Class A Ordinary Shares and [2,000,000] Class B Ordinary Shares are issued and outstanding.

Immediately prior to the completion of this offering, we will have [13,000,000] Class A Ordinary Shares and [2,000,000] Class B Ordinary Shares issued and outstanding. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

Our post-offering Memorandum and Articles of Association

We [will] adopt a [second amended and restated] memorandum of association and articles of association, which will become effective and replace our current amended and restated memorandum of association and articles of association in its entirety prior to the completion of this offering. The following are summaries of the material provisions of our Memorandum and Articles that will be in force prior to the completion of this offering and the BVI Act, insofar as they relate to the material terms of our Ordinary Shares.

The following description of our Ordinary Shares and provisions of our Memorandum and Articles are summaries and are qualified by reference to the Memorandum and the Articles of Association that will be in effect prior to the completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Ordinary Shares

General

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates evidencing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their Ordinary Shares. Immediately after the completion of this offering, we will have [•] Class A Ordinary Shares and [•] Class B Ordinary Shares issued and outstanding, assuming no exercise of their over-allotment option by the underwriters.

Holders of our Class A Ordinary shares and Class B Ordinary Shares will have the same rights except for voting and conversion rights. Subject to the aforesaid, the Class A Ordinary Shares and the Class B Ordinary Shares carry equal rights and rank pari passu with one another, including the rights to dividends and other capital distributions.

Conversion

Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares or the transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise by a holder thereof to any person or entity which is neither ultimately controlled by FGO Limited, Mr. Wai Kan Leung and Mr. Kevin Wai Kei Ng (the “Founders” and any of them, a “Founder”) nor another holder of Class B Ordinary Shares or an Affiliate (as defined in the Articles) of such another holder, all Class B Ordinary Shares held by a holder thereof shall be automatically and immediately converted into an equal number of Class A Ordinary Shares. Upon any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person or entity which is neither ultimately controlled by the Founder nor another holder of Class B Ordinary Shares or an Affiliate (as defined in the Articles) of such another holder, all Class B Ordinary Shares held by a holder thereof shall be automatically and immediately converted into an equal number of Class A Ordinary Shares.

Listing

We intend to apply to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “FGO” provided that we pay the balance of our entry fee and show that we will have [•] round-lot shareholders prior to our first day of trading. We cannot guarantee that we will be successful in listing the Class A Ordinary Shares; however, we will not complete this offering unless we are so listed.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is Vstock Transfer, LLC.

Distributions

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of Directors subject to the BVI Act.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called general meeting of the shareholders entitled to vote on such action or may be effected by a resolution in writing. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Class A Ordinary Share which such shareholder holds and 20 votes for each Class B Ordinary Share which such shareholder holds. Holders of Class A Ordinary Shares and holders of Class B Ordinary Shares shall vote together as a single class, on all matters that require shareholders’ approval unless otherwise required under BVI laws, the Memorandum and Articles.

Qualification

There is currently no shareholding qualification for directors.

Meetings

We must provide not less than seven days’ notice of all meetings of shareholders to those persons whose names appear as shareholders in the register of members on the date of the notice is given and are entitled to vote at the meeting. Generally, our board of directors shall call a meeting of the shareholders upon the written request of shareholders holding at least 30% of the voting rights. In addition, our board of directors may call a meeting of shareholders on its own motion. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver on his part.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50% of the votes of Ordinary Shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day at the same time and place or to such other time and place as the board of directors may determine, and if shareholders representing not less than one-third of the votes of the Ordinary Shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders. If the chair of our board of directors is not present then the shareholders present shall choose a shareholder to chair the meeting of shareholders. If the shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy at the meeting shall preside as chairman.

A corporation that is a shareholder shall be deemed for the purpose of our Memorandum and Articles to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

There are no provisions in the Articles of Association relating to rights of minority shareholders in relation to fraud or oppression. However, certain remedies are available to shareholders of the Company under the BVI law as summarized below.

The BVI Act contains various mechanism to protect minority shareholders, including:

(i)     Restraining or Compliance Orders: if a company or a director of a company engages in, proposes to engage in or has engaged in, conduct that contravenes the BVI Act or the company’s memorandum and articles of association, the court may, on the application of a member or a director of the company, make an order directing the company or its director to comply with, or restraining the company or director from engaging in conduct that contravenes, the BVI Act or the company’s memorandum and articles of association;

(ii)    Derivative Actions: the court may, on the application of a member of a company, grant leave to that member to:

(aa)   bring proceedings in the name and on behalf of that company; or

(bb)  intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company; and

(iii)   Unfair Prejudice Remedies: a member of a company who considers that the affairs of the company have been, are being or are likely to be, conducted in a manner that is, or any acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him, may apply to the court for an order and, if the court considers that it is just and equitable to do so, it may make such order as it thinks fit, including, without limitation, one or more of the following orders:

(aa)   in the case of a shareholder, requiring the company or any other person to acquire the shareholder’s shares;

(bb)  requiring the company or any other person to pay compensation to the member;

(cc)   regulating the future conduct of the company’s affairs;

(dd)  amending the memorandum or articles of association of the company;

(ee)   appointing a receiver of the company;

(ff)    appointing a liquidator of the company under section 159(1) of the Insolvency Act;

(gg)  directing the rectification of the records of the company; and

(hh)  setting aside any decision made or action taken by the company or its directors in breach of the BVI Act or the company’s memorandum and articles of association.

(iv)   Personal and Representative Actions: a member is able to bring an action against the company for a breach of a duty owed by the company to member in his capacity as a member. Where a member brings such an action and other members have the same (or substantially the same) action against the company, the court may appoint the first member to represent all or some of the members having the same interest and may make an order:

(aa)   as to the control and conduct of the proceedings;

(bb)  as to the costs of the proceedings; and

(cc)   directing the distribution of any amount ordered to be paid by a defendant in the proceedings among the members represented.

The BVI Act provides that any member of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following:

(i)     a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares;

(ii)    a consolidation, if the company is a constituent company;

(iii)   any sale, transfer, lease, exchange or other disposition of more than 50% of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including:

(aa)   a disposition pursuant to an order of the court having jurisdiction in the matter;

(bb)  a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interests within one (1) year after the date of disposition; or

(cc)   a transfer pursuant to the power of the directors to transfer assets for the protection thereof;

(iv)   a redemption of 10% or less of the issued shares of the company required by the holders of 90% or more of the shares of the company pursuant to the terms of the BVI Act; and

(v)    an arrangement, if permitted by the court.

Generally any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the BVI or their individual rights as shareholders as established by the company’s memorandum and articles of association.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new Class A Ordinary Shares under either BVI law or our Memorandum and Articles.

Transfer of Ordinary Shares

Subject to the restrictions in our Memorandum and Articles, the lock-up agreements with the representative of the underwriters described in “Shares Eligible for Future Sale — Lock-Up Agreements” and applicable securities laws, any of our shareholders may transfer all or any of his or her Class A Ordinary Shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our Board may resolve by resolution to refuse or delay the registration of the transfer of any Class A Ordinary Shares.

Liquidation

The BVI court has authority under the Insolvency Act of the BVI to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

A BVI company may enter into voluntary liquidation under the BVI Act if it has no liabilities or is able to pay its debts as they fall due and the value of its assets equals or exceeds its liabilities.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our Board may from time to time make calls upon shareholders for any amounts unpaid on their Class A Ordinary Shares in a notice served to such shareholders at least fourteen days prior to the specified time of payment. The Class A Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture. For the avoidance of doubt, if the issued shares have been fully paid in accordance with the terms of its issuance and subscription, the Board shall not have the right to make calls on such fully paid shares and such fully paid shares shall not be subject to forfeiture.

Purchase or redemption of Ordinary Shares

Subject to the provisions of the BVI Act, the board of directors may purchase, redeem or otherwise acquire and hold its own shares on such terms and in such manner as may be determined by our Memorandum and Articles and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the Nasdaq Stock Market Rules, or by any recognized stock exchange on which our securities are listed.

Modification of rights

All or any of the special rights attached to any class of shares may, subject to the provisions of the BVI Act, be amended only pursuant to consent in writing of all the holders of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class.

To every such separate general meeting all the provisions of the Articles relating to general meetings of shareholders shall, mutatis mutandis, apply, but so that:

(a)     separate general meetings of the holders of a class or series of shares may be called only by (i) the chairman of the board of directors, or (ii) a majority of the entire board of directors (unless otherwise specifically provided by the terms of issue of the shares of such class or series);

(b)    the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons (or in the case of a shareholder being a corporation, its duly authorized representative) together holding or representing by proxy not less than one-third in nominal or par value of the issued shares of that class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those shareholders who are present shall form a quorum);

(c)     every holder of shares of the class shall be entitled (whether on show of hands or on a poll) to one vote for every such share held by him; and

(d)    any holder of shares of the class present in person or by proxy or authorized representative may demand a poll.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by a resolution of shareholders or resolution of our board of directors:

•        amend our Memorandum and Articles to increase or decrease the maximum number of shares we are authorized to issue;

•        subject to our Memorandum and Articles, sub-divide our authorized and issued shares into a larger number of shares than our existing number of shares; and

•        subject to our Memorandum and Articles, consolidate our authorized and issued shares into a smaller number of shares than our existing number of shares.

Untraceable shareholders

Our Memorandum and Articles contain no provision entitling us to sell the shares of a shareholder who is untraceable.

Inspection of books and records

Members of the general public, on a payment of a nominal fee, can inspect the public records of a company available at the office of the BVI Registrar of Corporate Affairs (the “Registrar”) which will include, inter alia, the company’s certificate of incorporation, its memorandum and articles of association (with any amendments) and the records of license fees paid to date.

A director of a BVI company may, on giving reasonable notice, inspect (and make copies of) the documents and records of a BVI company without charge and at a reasonable time specified by the director.

A member of a BVI company may, on giving written notice to a BVI company, inspect the company’s memorandum and articles of association, the register of members, the register of directors and the minutes of meetings and resolutions of members and of those classes of members of which he is a member.

Subject to any provision to the contrary in the company’s memorandum and articles of association, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. The directors shall, as soon as reasonably practicable, notify a member of any exercise of such powers. Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

A company shall keep minutes of all meetings of directors, members, committees of directors and committees of members and copies of all resolutions consented to by directors, members, committees of directors and committees of members. The books, records and minutes required by the BVI Act shall be kept at the office of the BVI registered agent of the company or at such other place as the directors determine. See “Where You Can Find Additional Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our Memorandum and Articles authorizes our Board to issue additional shares, to the extent available, from time to time as our Board shall determine.

Certain BVI Company Considerations

Differences in Corporate Law

The BVI Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the BVI applicable to us and, for illustrative purposes only, the Delaware General Corporation Law (the “DGCL”), which are applicable to us and the companies incorporated in the state of Delaware and their shareholders.

Mergers and similar arrangements

Under the BVI Act, two or more BVI companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent BVI company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders. One or more BVI companies may also merge or consolidate with one or more companies incorporated under the laws of jurisdictions outside the BVI, if the merger or consolidation is permitted by the laws of the jurisdictions in which the companies incorporated outside the BVI are incorporated. In respect of such a merger or consolidation a BVI company is required to comply with the provisions of the BVI Act and a company incorporated outside the BVI is required to comply with the laws of its jurisdiction of incorporation.

Shareholders of BVI companies not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum association or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Under Delaware law each corporation’s board of directors must approve a merger agreement. The merger agreement must state, among other terms, the terms of the merger and method of carrying out the merger. This agreement must then be approved by the majority vote of the outstanding stock entitled to vote at an annual or special meeting of each corporation, and no class vote is required unless provided in the certificate of incorporation.

Delaware permits an agreement of merger to contain a provision allowing the agreement to be terminated by the board of directors of either corporation, notwithstanding approval of the agreement by the stockholders of all or any of the corporations (1) at any time prior to the filing of the agreement with the Secretary of State or (2) after filing if the agreement contains a post-filing effective time and an appropriate filing is made with the Secretary of State to terminate the agreement before the effective time. In lieu of filing an agreement of merger, the surviving corporation may file a certificate of merger, executed in accordance with Section 103 of the DGCL. The surviving corporation is also permitted to amend and restate its certification of incorporation in its entirety. The agreement of merger may also provide that it may be amended by the board of directors of either corporation prior to the time that the agreement filed with the Secretary of State becomes effective, even after approval by stockholders, so long as any amendment made after such approval does not adversely affect the rights of the stockholders of either corporation and does not change any term in the certificate of incorporation of the surviving corporation. If the agreement is amended after filing but before becoming effective, an appropriate amendment must be filed with the Secretary of State. If the surviving corporation is not a Delaware corporation, it must consent to service of process for enforcement of any obligation of the corporation arising as a result of the merger; such obligations include any suit by a stockholder of the disappearing Delaware corporation to enforce appraisal rights under Delaware law.

If a proposed merger or consolidation for which appraisal rights are provided is to be submitted for approval at a shareholder meeting, the subject company must give notice of the availability of appraisal rights to its shareholders at least 20 days prior to the meeting.

A dissenting shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger or consolidation; and (b) continuously hold the shares of record from the date of making the demand through the effective date of the applicable merger or consolidation. Further, the dissenting shareholder must deliver a written demand for appraisal to the company before the vote is taken. The Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court will take into account “all relevant factors.” Unless the Delaware Court of Chancery in its discretion determines otherwise, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate.

Shareholders’ suits

The BVI Act provides for remedies which may be available to shareholders. Where a company incorporated under the BVI Act or any of its directors engages in, or proposes to engage in, conduct that contravenes the BVI Act or the company’s memorandum and articles of association, the BVI courts can issue a restraining or compliance order. Shareholders cannot also bring derivative, personal and representative actions under certain circumstances. The traditional English basis for members’ remedies has also been incorporated into the BVI Act: where a shareholder of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may apply to the court for an order based on such conduct.

Any shareholder of a company may apply to court for the appointment of a liquidator of the company and the court may appoint a liquidator of the company if it is of the opinion that it is just and equitable to do so.

The BVI Act provides that any shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following: (a) a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation, if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the shareholders in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a redemption of 10% or fewer of the issued shares of the company required by the holders of 90% or more of the shares of the company pursuant to the terms of the BVI Act; and (e) an arrangement, if permitted by the court.

Indemnification of directors and executive officers and limitation of liability

BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of directors, officers and any other person, except to the extent any such provision may be held by the court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime) provided that the indemnified person acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the DGCL for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ fiduciary duties

BVI law provides that every director of a BVI company in exercising his powers or performing his duties shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, BVI law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes BVI law or the memorandum association or articles of association of the company.

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Shareholder action by written consent

Our Memorandum and Articles provide that shareholders may approve corporate matters by way of a resolution approved at a duly constituted meeting of shareholders by the affirmative vote of a simple majority of the votes of those shareholders entitled to vote and voting on the resolution; or a resolution consented to in writing by all of the shareholders entitled to vote thereon.

Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Shareholder proposals

BVI law and our Memorandum and Article provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested.

Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cumulative voting

There are no prohibitions to cumulative voting under the laws of the BVI, but our Memorandum and Articles do not provide for cumulative voting.

Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Our Articles provides that a director may be removed from office by a resolution of shareholders, with or without cause at a meeting of the shareholders called for the purpose of removing the director of for purposes including the removal of the director, or by a resolution of members consented to in writing by all of the shareholders entitled to vote thereon.

Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Transactions with interested shareholders

The DGCL contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

BVI law has no comparable provision. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. Although BVI law does not regulate transactions between a company and its significant shareholders, it does provide that transactions by the Company must be entered into bona fide in the best interests of the company and not with the effect of oppressing or constituting a fraud on the minority shareholders.

Dissolution; Winding Up

As permitted by BVI law and our Memorandum and Articles, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if we have no liabilities or we are able to pay our debts as they fall due and value of the Company’s assets equals or exceeds its liabilities.

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

Under our Memorandum and Articles, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied pursuant to consent in writing of all the holders of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class.

To every such separate general meeting all the provisions of the Articles relating to general meetings of shareholders shall, mutatis mutandis, apply, but so that:

(a)     separate general meetings of the holders of a class or series of shares may be called only by (i) the chairman of the board of directors, or (ii) a majority of the entire board of directors (unless otherwise specifically provided by the terms of issue of the shares of such class or series);

(b)    the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons (or in the case of a shareholder being a corporation, its duly authorized representative) together holding or representing by proxy not less than one-third in nominal or par value of the issued shares of that class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those shareholders who are present shall form a quorum);

(c)     every holder of shares of the class shall be entitled (whether on show of hands or on a poll) to one vote for every such share held by him; and

(d)    any holder of shares of the class present in person or by proxy or authorized representative may demand a poll.

Amendment of governing documents

As permitted by BVI law, our Memorandum and Articles may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there was no established public market for our Ordinary Shares, and while we intend to apply for approval to have our Class A Ordinary Shares listed on the Nasdaq Capital Market, we cannot assure you that a liquid trading market for the Class A Ordinary Shares will develop or be sustained after this offering. Future sales of substantial amounts of our Class A Ordinary Shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our Class A Ordinary Shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our Class A Ordinary Shares, including Class A Ordinary Shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our Class A Ordinary Shares and our ability to raise equity capital in the future.

Upon the closing of this offering, we will have [*] outstanding Class A Ordinary Shares, assuming no exercise of the underwriter’s over-allotment option. Of that amount, [*] Class A Ordinary Shares will be publicly held by investors participating in this offering, and [*] Class A Ordinary Shares will be held by our existing shareholders, some of whom may be our affiliates as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the Class A Ordinary Shares sold in this offering will be freely transferable by persons other than our affiliates in the United States without restriction or further registration under the Securities Act. Class A Ordinary Shares purchased by one of our affiliates may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The Class A Ordinary Shares held by existing shareholders are, and any Class A Ordinary Shares issuable upon exercise of options outstanding following the completion of this offering will be, restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Lock-up Agreements

Our directors, executive officers and principal shareholders (defined as owners of 5% or more of our Class A Ordinary Shares) have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A Ordinary Shares or such other securities for a period of 180 days from the date of this prospectus, without the prior written consent of Revere Securities LLC. See “Underwriting.”

Rule 144

In general, persons who have beneficially owned restricted Ordinary Shares for at least six (6) months, and any affiliate of the company who owns either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three (3) months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•        the restricted securities have been held for at least six (6) months, including the holding period of any prior owner other than one of our affiliates;

•        we have been subject to the Exchange Act periodic reporting requirements for at least ninety (90) days before the sale; and

•        we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three (3) months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three (3) months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three (3) month period only that number of securities that does not exceed the greater of either of the following:

•        1% of the number of Ordinary Shares then outstanding, which will equal approximately [*] Class A Ordinary Shares immediately after the closing of this offering based on the number of Class A Ordinary Shares outstanding as of June 30, 2023; or

•        the average weekly trading volume of our Ordinary Shares in the form of Class A Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three (3) months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six (6) month holding period of Rule 144, which does not apply to sales of unrestricted securities. Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resale of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. If any of our employees, consultants or advisors purchase shares under a written compensatory plan or contract, they may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares would be required to wait until ninety (90) days after we become a reporting company under the Exchange Act before selling any such shares.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sales by an issuer, a distributor, their respective affiliates or anyone acting on their behalf. Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sales must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates by virtue of their status as our officer or director of may resell their restricted shares in an “offshore transaction” under Regulation S if:

•        none of the shareholder, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States, and

•        in the case of a sale of our restricted shares by an officer or director who is our affiliate solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

Additional restrictions are applicable to a holder of our restricted shares who will be our affiliate other than by virtue of his or her status as our officer or director.

TAXATION

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Class A Ordinary Shares. This summary applies only to U.S. Holders that hold our Class A Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the IRS with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•        financial institutions or financial services entities;

•        underwriters;

•        insurance companies;

•        pension plans;

•        cooperatives;

•        regulated investment companies;

•        real estate investment trusts;

•        grantor trusts;

•        broker-dealers;

•        traders that elect to use a mark-to-market method of accounting;

•        governments or agencies or instrumentalities thereof;

•        certain former U.S. citizens or long-term residents;

•        tax-exempt entities (including private foundations);

•        persons liable for alternative minimum tax;

•        persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

•        persons whose functional currency is not the U.S. dollar;

•        passive foreign investment companies;

•        controlled foreign corporations;

•        persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

•        partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A Ordinary Shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Class A Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that our Class A Ordinary Shares are readily tradable on an established securities market in the United States and the U.S. Holder satisfies certain holding periods and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Class A Ordinary Shares are expected to be.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A Ordinary Shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Class A Ordinary Shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on the expected composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries, we may be treated as a PFIC for the current taxable year. However, our actual PFIC status for our current taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Class A Ordinary Shares. Under these rules,

•        the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

•        the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•        the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Class A Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Class A Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding, or selling any Class A Ordinary Shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain BVI and Hong Kong income tax consequences of an investment in the Class A Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under BVI and Hong Kong laws.

BVI Taxation

We are not liable to pay any form of taxation in the BVI and all dividends, interests, rents, royalties, compensations and other amounts paid by us to persons who are not persons resident in the BVI are exempt from all forms of taxation in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of ours by persons who are not persons resident in the BVI are exempt from all forms of taxation in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the BVI with respect to any shares, debt obligation or other securities of ours.

Subject to the payment of stamp duty on the acquisition of property in the BVI by us (and in respect of certain transactions in respect of the shares, debt obligations or other securities of BVI incorporated companies owning land in the BVI), all instruments relating to transfers of property to or by us and all instruments relating to transactions in respect of the shares, debt obligations or other securities of ours and all instruments relating to other transactions relating to our business are exempt from payment of stamp duty in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to us or our shareholders.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding, or selling our Class A Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling our Class A Ordinary Shares. Under the current laws of Hong Kong:

•        No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Class A Ordinary Shares.

•        Revenues gains from the sale of our Class A Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

•        Gains arising from the sale of Class A Ordinary Shares, where the purchases and sales of the Class A Ordinary Shares are effected outside of Hong Kong such as, for example, in the BVI, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Class A Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Class A Ordinary Shares.

UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement dated [*], 2023 with Revere Securities LLC (“Revere”), acting as representative of the Underwriter (the “Representative”), in this offering. The Representative may retain other brokers or dealers to act as sub-agents or selected dealers on their behalf in connection with this offering. Subject to the terms and conditions of the Underwriting Agreement, we have agreed to sell to the Underwriter, on a firm commitment basis, the number of Class A Ordinary Shares set forth opposite its name below, at the offering price less the underwriting discounts set forth on the cover page of this prospectus:

Name of Underwriter	Number of Class A Ordinary Shares
Revere Securities LLC
Total	[*]

The Underwriter is committed to purchase all the Class A Ordinary Shares offered by this prospectus if they purchase any Class A Ordinary Shares. The Underwriter is not obligated to purchase the Class A Ordinary Shares covered by the Underwriter’s over-allotment option to purchase Class A Ordinary Shares as described below. The Underwriter is offering the Class A Ordinary Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the Underwriter of officer’s certificates and legal opinions. The Underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Determination of Pricing of this Offering

Prior to this offering, there has been no public market for our Class A Ordinary Shares. The initial public offering price for our Class A Ordinary Shares will be determined through negotiations between us and the Representative. Factors to be considered in these negotiations include but are not limited to: prevailing market conditions, the history of our Company, our financial information, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, market valuations of other companies that we and the Representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development and other factors deemed relevant. The initial public offering price of our Class A Ordinary Shares in this offering does not necessarily bear any direct relationship to the assets, operations, book value or other established criteria of value of our company.

Over-Allotment Option

We have granted to the Underwriter a [45]-day option to purchase up to an aggregate of additional Class A Ordinary Shares (equal to 15% of the number of Class A Ordinary Shares sold in the offering), at the offering price per Class A Ordinary Share less underwriting discounts. The Underwriter may exercise this option any time during the 45-day period after the date of closing of this offering, solely to cover sales of Class A Ordinary Shares by the Underwriter in excess of the total number of Class A Ordinary Shares set forth in the table above. If any of the additional Class A Ordinary Shares are purchased, the Underwriter will offer the additional Class A Ordinary Shares at $            per Class A Ordinary Share, the offering price of each Class A Ordinary Share.

Discounts and Expense Reimbursement

The underwriting discounts for the shares and the over-allotment shares are equal to [*] of the initial public offering price.

The following table shows the price per share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. The total amounts are shown assuming both no exercise and full exercise of the over-allotment option.

Total
	Per Share	No Exercise of Over-allotment Option	Full Exercise of Over-allotment Option
Initial public offering price	$	$	$
Underwriting discounts to be paid by us	$	$	$
Proceeds to us, before expenses	$	$	$

Additionally, we will also pay to the Representative by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to one percent (1.0%) of the gross proceeds received by us from the sale of the shares, including any shares issued pursuant to the exercise of the Representative’s over-allotment option.

We have further agreed to reimburse the Representative up to a maximum of US$[*] for out-of-pocket accountable expenses including but are not limited to: legal fees, due diligence fees, reasonable and documented travel, lodging and other road show expenses, mailing, printing and reproduction expenses, and any other expenses and disbursements incurred in connection with this offering. As of the date of this prospectus, we have paid US$[*] to the Representative as an advance against out-of-pocket accountable expenses. Any expenses advancement will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and non-accountable expense allowance, will be approximately US$[*].

Right of First Refusal

We have agreed to grant the Representative, for the [12]-month period from the date of the engagement letter between the Company and the Representative, a right of first refusal to provide investment banking services to the Company on an exclusive basis in all matters for which investment banking services are sought by the Company (such right, the “Right of First Refusal”), which right is exercisable in the Representative’s sole discretion. For these purposes, investment banking services shall include, without limitation, (a) acting as lead manager for any underwritten public offering; (b) acting as exclusive placement agent, initial purchaser or financial advisor in connection with any private offering of securities of the Company; and (c) acting as financial advisor in connection with any sale or other transfer by the Company, directly or indirectly, of a majority or controlling portion of its capital stock or assets to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority or controlling portion of the capital stock or assets of the Company, and any merger or consolidation of the Company with another entity. The Right of First Refusal granted hereunder may be terminated by the Company for “cause,” which shall mean a material breach by the Representative of the terms of its engagement letter with the Company or a material failure by the Representative to provide the services as contemplated by such engagement letter.

Lock-Up Agreements

Our directors, executive officers and principal shareholders (defined as owners of five percent (5%) or more of our Class A Ordinary Shares as of the effective date of the Registration Statement) have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A Ordinary Shares or such other securities for a period of [180] days from the date of this prospectus, without the prior written consent of the representative.

We are prohibited from conducting any other offerings during this period and from re-pricing or changing the terms of existing options and warrants.

The Representative may in its sole discretion and at any time without notice release some or all of the Class A Ordinary Shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the Representative will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested, and market conditions at the time.

No Sales of Similar Securities

We have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A Ordinary Shares, whether any such transaction is to be settled by delivery of Class A Ordinary Shares or such other securities, in cash or otherwise, without the prior written consent of the representative, for a period of [180] days from the date of this prospectus.

Foreign Regulatory Restrictions on Purchase of our Class A Ordinary Shares

We have not taken any action to permit a public offering of our Class A Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our Class A Ordinary Shares and the distribution of this prospectus outside the United States.

Indemnification

We have agreed to indemnify the underwriter against liabilities relating to the offering arising under the Securities Act and the Exchange Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriter may be required to make for these liabilities.

Application for Nasdaq Listing

Prior to this offering, there has been no public market for our Class A Ordinary Shares. We have applied to list our Class A Ordinary Shares on Nasdaq Capital Market under the symbol “FGO”. There can be no assurance that we will be successful in listing our Class A Ordinary Shares on Nasdaq Capital Market or another national exchange and if such listing is not obtained then this offering will be terminated.

Electronic Offer, Sale, and Distribution of Class A Ordinary Shares

A prospectus in electronic format may be made available on websites or through other online services maintained by the Representative or selling group members, if any, including their affiliates. In addition, the Representative may agree to allocate a number of Class A Ordinary Shares to selling group members for sale to their online brokerage account holders. The Class A Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations.

In connection with this offering, the Representative may distribute prospectus electronically. Other than the prospectus in electronic format, the information on, or that can be accessed through, the Representative’s websites and any information contained in any other website maintained by the Representative is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Representative in its capacity as Underwriter, and should not be relied upon by investors.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Potential Conflicts of Interest

The Underwriter and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the Underwriter and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The Underwriter and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Class A Ordinary Shares offered by this prospectus is completed, rules and regulations of the SEC may limit the ability of the Underwriter to bid for and to purchase our Class A Ordinary Shares. Under these rules and regulations, the Underwriter may not engage in any stabilization activity in connection with our securities or bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution. As an exception to these rules, the Underwriter may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain, or otherwise affect the price of our Class A Ordinary Shares. The Underwriter may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•        Stabilizing transactions consist of bids or purchases made by the Underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

•        Short sales and over-allotments occur when the Representative, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the Representative may exercise the over-allotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The Underwriter will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the Underwriter is entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

•        Syndicate covering transactions are bids for or purchases of our securities on the open market by the Representative on behalf of the Underwriter in order to reduce a short position incurred by the Representative on behalf of the Underwriter.

•        A penalty bid is an arrangement permitting the Representative to reclaim the selling concession that would otherwise accrue to an Underwriter if the Class A Ordinary Shares originally sold by the Underwriter were later repurchased by the Representative and therefore were not effectively sold to the public by such Underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A Ordinary Shares or preventing or delaying a decline in the market price of our Class A Ordinary Shares. As a result, the price of our Class A Ordinary Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the Underwriter make any representation or prediction as to the effect that the transactions described above may have on the prices of our Class A Ordinary Shares. These transactions may occur on Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Selling Restrictions

Other than in the United States, no action may be taken, and no action has been taken, by us or the Underwriter that would permit a public offering of the Class A Ordinary Shares offered by, or the possession, circulation, or distribution of, this prospectus in any jurisdiction where action for that purpose is required. The Class A Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Class A Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In addition to the offering of the Class A Ordinary Shares in the United States, the Underwriter may, subject to applicable foreign laws, also offer the Class A Ordinary Shares in certain countries.

Notice to Prospective Investors in Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our Class A Ordinary Shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the Class A Ordinary Shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Taiwan, the Republic of China

The Class A Ordinary Shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan, the Republic of China, pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan.

Notice to Prospective Investors in the BVI

The shares are not being, and may not be offered to the public or to any person in the BVI for purchase or subscription by us or on our behalf. The shares may be offered to business companies incorporated under the BVI Act (each a “BVI Company”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the BVI. No registered prospectus has been or will be prepared in respect of our Class A Ordinary Shares for the purposes of the Securities and Investment Business Act (As Revised) or the Public Issuers Code of the British Virgin Islands.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the BVI with limited liability. We are incorporated in the BVI because of certain benefits associated with being a BVI business company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the BVI has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, BVI companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, all of our directors and executive officers are nationals or residents in Hong Kong and substantially all of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors. See “Risk Factors — Risks Related to our Class A Ordinary Shares and this Offering — Investors may have difficulty enforcing judgments against us, our directors and management.” for more information.

We have appointed Cogency Global Inc., as our agent to receive service of process with respect to any action brought against us in the United States in connection with this offering under the federal securities laws of the United States or of any State in the United States.

Enforceability

BVI

Conyers Dill & Pearman, our counsel to the laws of the BVI has advised us that the courts of the BVI are unlikely (i) to recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) to entertain original actions brought in the BVI to impose liabilities against us or our directors or officers predicated upon the civil provisions of the federal securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.

We have been advised by Conyers Dill & Pearman that the United States and the BVI do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the BVI. We have also been advised by Conyers Dill & Pearman that the courts of the BVI would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the U.S. federal or state courts against us under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the BVI, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the BVI, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the BVI and (f) there is due compliance with the correct procedures under the laws of the BVI.

Hong Kong

Hastings & Co., our counsel as to the laws of Hong Kong, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and non-accountable expense allowance, which are expected to be incurred in connection with the sale of Class A Ordinary Shares in this offering. With the exception of the registration fee payable to the SEC, the Nasdaq Capital Market listing fee and the filing fee payable to Financial Industry Regulatory Authority, Inc., or FINRA, all amounts are estimates.

SEC registration fee	$	[*]
The Nasdaq Capital Market listing fee		*
FINRA filing fee		*
Printing expenses		[*]
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fee and expenses		*
Miscellaneous		*
Total		*

____________

*        To be completed by amendment.

LEGAL MATTERS

Certain legal matters in connection with this offering with respect to United States federal securities law will be passed upon us by Loeb & Loeb LLP. The underwriter is being represented by Ortoli Rosenstadt LLP with respect to certain legal matters as to United States federal securities laws. The validity of the Class A Ordinary Shares offered in this offering and other certain legal matters as to BVI law will be passed upon for us by Conyers Dill & Pearman, our counsel as to BVI law. Certain legal matters as to Hong Kong law will be passed upon for us by Hastings & Co..

EXPERTS

The consolidated financial statements as of and for the years ended June 30, 2022 and 2023 as set forth in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of WWC, P.C., an independent registered public accounting firm, given on their authority as experts in accounting and auditing. The current address of WWC, P.C. is 2010 Pioneer Court, San Mateo, CA 94403.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. Certain information is omitted, and you should refer to the registration statement and its exhibits and schedules for that information. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, like us, that file electronically with the SEC.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a website at [www. ]. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

FG HOLDINGS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:    The Board of Directors and Shareholders of
FG Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of FG Holdings Limited and its subsidiaries (collectively, the “Company”) as of June 30, 2022 and 2023, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company33 in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.
Certified Public Accountants
PCAOB ID No.1171

We have served as the Company’s auditor since 2023.
San Mateo, California
December 28, 2023

FG HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2022 AND 2023

	As of June 30,
	2022	2023	2023
	HK$	HK$	US$
ASSETS
Current assets:
Cash and cash equivalents	697,228	8,839,336	1,127,999
Accounts receivable, net	32,593	120,151	15,333
Deposits, prepayments and other receivables	332,432	266,830	34,049
Amounts due from related parties	79,648	6,620,310	844,828
Total current assets	1,141,901	15,846,627	2,022,209

Non-current assets:
Property and equipment, net	104,081	71,966	9,184
Right-of-use assets	408,040	56,834	7,253
Goodwill, net	55,668	55,668	7,104
Deferred tax assets	1,034,150	—	—
Total non-current assets	1,601,939	184,468	23,541
Total assets	2,743,840	16,031,095	2,045,750

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accruals and other payables	139,319	209,750	26,767
Amount due to related parties	918,037	149,594	19,090
Leased liabilities – current portion	352,660	56,834	7,253
Bank borrowings	—	8,242,900	1,051,887
Tax payables	46,038	111,369	14,212
Total current liabilities	1,456,054	8,770,447	1,119,209

Non-current liabilities:
Leased liabilities – non-current portion	56,834	—	—
Deferred tax liabilities	15,033	10,162	1,297
Total non-current liabilities	71,867	10,162	1,297
Total liabilities	1,527,921	8,780,609	1,120,506

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary Shares, unlimited number of shares authorized without par value; 15,000,000 shares issued and outstanding as of June 30, 2022 and 2023 comprising:
13,000,000 Class A Ordinary Shares issued and outstanding as of June 30, 2022 and 2023*	5,206,760	5,206,760	664,441
2,000,000 Class B Ordinary Shares issued and outstanding as of June 30, 2022 and 2023*	801,040	801,040	102,222
Total ordinary shares	6,007,800	6,007,800	766,663
(Accumulated losses) retained earnings	(4,791,881)	1,242,686	158,581
Total shareholders’ equity	1,215,919	7,250,486	925,244
Total liabilities and shareholders’ equity	2,743,840	16,031,095	2,045,750

____________

*        Giving retroactive effect to the share restructuring mentioned in Note 1 effected on July 1, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

FG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED JUNE 30, 2022 AND 2023

	For the years ended June 30,
	2022	2023	2023
	HK$	HK$	US$
REVENUE	8,222,548	15,180,775	1,937,238

OPERATING EXPENSES
IT development expenses	477,229	483,122	61,652
Selling and marketing expenses
Staff costs and employee benefits	2,564,789	1,471,982	187,841
Agency fees	1,397,309	940,974	120,079
Advertising and marketing expenses	437,878	281,064	35,867
	4,399,976	2,694,020	343,787
General and administrative expenses
Staff costs and employee benefits	1,926,352	2,016,166	257,285
Management fees – related party	1,800,000	1,800,000	229,700
Rental expenses	361,244	425,246	54,266
Legal and professional fees	83,090	52,710	6,726
Depreciation	28,315	32,115	4,098
Allowance for doubtful debts	13,600	60,000	7,657
Others	736,504	711,576	90,805
	4,949,105	5,097,813	650,537
Total operating expenses	9,826,310	8,274,955	1,055,976

(LOSS) INCOME FROM OPERATIONS	(1,603,762)	6,905,820	881,262

OTHER INCOME (EXPENSE)
Interest expense	(1)	(238,701)	(30,461)
Other income	481,877	462,058	58,964
Total other income, net	481,876	223,357	28,503

(LOSS) INCOME BEFORE INCOME TAX	(1,121,886)	7,129,177	909,765
INCOME TAX (BENEFIT) EXPENSES	(197,408)	1,094,610	139,685

NET (LOSS) INCOME	(924,478)	6,034,567	770,080

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*	15,000,000	15,000,000	15,000,000

(LOSS) EARNINGS PER SHARE
Basic and diluted*	(0.06)	0.40	0.05

____________

*        Giving retroactive effect to the share restructuring mentioned in Note 1 effected on July 1, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

FG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED JUNE 30, 2022 AND 2023

	Ordinary shares*				(Accumulated losses)/ retained earnings	Total
	Class A		Class B
	No. of shares	Amount	No. of shares	Amount
		HKD		HKD	HKD	HKD
BALANCE, July 1, 2021	13,000,000	5,206,760	2,000,000	801,040	(3,867,403)	2,140,397
Net loss	—	—	—	—	(924,478)	(924,478)
BALANCE, June 30, 2022	13,000,000	5,206,760	2,000,000	801,040	(4,791,881)	1,215,919
Net income	—	—	—	—	6,034,567	6,034,567
BALANCE, June 30, 2023	13,000,000	5,206,760	2,000,000	801,040	1,242,686	7,250,486
BALANCE, June 30, 2023 (USD)		664,441		102,222	158,581	925,244

____________

*        Giving retroactive effect to the share restructuring mentioned in Note 1 effected on July 1, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

FG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2022 AND 2023

	For the years ended June 30,
	2022	2023	2023
	HK$	HK$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	(924,478)	6,034,567	770,080
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Allowance for doubtful debts	13,600	60,000	7,657
Depreciation	28,315	32,115	4,098
Change in operating assets and liabilities
Accounts receivable	91,622	(147,558)	(18,831)
Deposits, prepayments and other receivables	(183,133)	65,602	8,372
Accruals and other payables	(141,481)	70,431	8,988
Operating lease liabilities	(3,424)	(1,454)	(186)
Tax payables	11,926	65,331	8,337
Deferred tax assets	(209,333)	1,029,279	131,348
Net cash (used in) provided by operating activities	(1,316,386)	7,208,313	919,863

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment	(50,057)	—	—
Advance to related parties	(863,429)	(11,531,980)	(1,471,611)
Net cash used in investing activities	(913,486)	(11,531,980)	(1,471,611)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank borrowings	—	8,242,900	1,051,887
Advance from related parties	1,850,000	4,222,875	538,886
Net cash provided by financing activities	1,850,000	12,465,775	1,590,773

NET CHANGE IN CASH AND CASH EQUIVALENTS	(379,872)	8,142,108	1,039,025
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,077,100	697,228	88,974
CASH AND CASH EQUIVALENTS AT END OF YEAR	697,228	8,839,336	1,127,999

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid for interest	1	238,701	30,461

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	451,563	196,832	25,118

The accompanying notes are an integral part of these consolidated financial statements.

FG HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.      ORGANIZATION, REORGANIZATION AND BUSINESS OVERVIEW

FG Holdings Limited (“FGHL”) is a company with limited liability incorporated in the British Virgin Islands on July 22, 2019. The Company’s registered office is located at the office of Conyers Trust Company (BVI) Limited at Commerce House, Wickhams Cay 1, Road Town, Tortola, VG1110, British Virgin Island and its principal place of business is situated at Unit 1002, 10/F., Tai Sang Bank Building, 130 – 132 Des Voeux Central, Central, Hong Kong.

The Company through its subsidiaries (collectively referred to as the “Company” or “Group”) principally engage in the provision of private credit mortgage loan brokerage services and consultancy services to both entities and individuals in Hong Kong.

During the years ended June 30, 2022 and 2023, the Company has direct and indirect interests in the following subsidiaries:

Name	Place and date of formation	Issued ordinary share capital	Ownership	Principal activity
Fundergo Limited (“Fundergo”)	Hong Kong July 23, 2019	HK$10,000	100% (directly)	Provision of private credit mortgage loan brokerage and consultancy services
Richest View (HK) Limited (“Richest View”)	Hong Kong November 27, 2014	HK$10,000	100% (indirectly)	Provision of private credit mortgage loan brokerage services

FG Holdings Limited was incorporated on July 22, 2019, the number of authorized ordinary shares at the date of incorporation was 50,000 shares with par value of US$1. The Company was ultimately wholly-owned by Mr. Kei Wai Kevin Ng (“Mr. Kevin Ng”) and Mr. Wai Kan Leung (“Mr. Ken Leung”), directors of the Company, on equal basis.

Fundergo was established by FGHL on July 23, 2019 under the laws of Hong Kong to engage in the business of providing private credit mortgage loan matching services and consultancy services.

On June 5, 2020, Fundergo acquired the entire issued share capital of Richest View, a limited company established under the laws of Hong Kong on November 27, 2014 that engages in the business of private credit mortgage loan brokerage services, from an independent third party. As such, Richest View became a wholly-owned subsidiary of Fundergo.

During the years of 2019 and 2023, a series of group restructuring was performed including (i) allotment of ordinary shares of FGHL to Mr. Kevin Ng, Mr. Ken Leung and certain independent individual investors; (ii) allotment of 240 preference shares of FGHL without voting rights to certain independent individual investors; (iii) amendment of the memorandum and article of association of FGHL approved by the board of directors to create the new class A ordinary share and class B ordinary shares; and (iv) repurchase by FGHL of all of its ordinary shares from its shareholders in exchange for a corresponding number of class A ordinary shares and/or class B ordinary shares without par value and cancellation of all of its issued preference shares.

The share restructuring resulted in 13,000,000 class A ordinary shares and 2,000,000 class B ordinary shares issued and outstanding, has been accounted for as a transfer of assets among entities under common control as the beneficial interest of each shareholder prior to and after the execution of the restructuring remained unchanged. The consolidation of the Company and its subsidiaries have been accounted for using a historical cost basis and presented assuming that the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

FG HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

Business combination

The consolidated financial statements incorporate the financial statements items of the businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling parties.

The net assets of the combining entities or businesses are combined using the existing book values from the controlling parties’ perspective. No amount is recognized in respect of goodwill or excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination, to the extent of the continuation of the controlling parties’ interest.

The combined statement of income includes the results of each of the combining entities or businesses from the earliest date of presented or since the date when the combining entities or businesses first came under the common control, where this is a shorter period, regardless of the date of the common control combination.

On June 5, 2020, Fundergo acquired the entire issued share capital of Richest View, a limited company established under the laws of Hong Kong on November 27, 2014 that engages in the business of private credit mortgage loan brokerage services, from an independent third party at a cash consideration of HK$150,000.

The business combination was accounted for using the acquisition method of accounting for business combination. The excess purchase consideration over the fair values of assets acquired and liabilities assumed was recorded as goodwill. Under the acquisition method, the acquisition-related transaction costs, such as, advisory, legal, accounting and other professional fees incurred in the business combination are not included as consideration transferred but are accounted for as expenses in the periods in which the costs are incurred.

The business combination gave rise to the Company recognizing HK$56,668 in goodwill as the difference between the purchase price of HK$150,000 and the net asset value of HK$94,332 of the acquisition target, Richest View, as of the acquisition date.

The carrying value was assumed to equal fair value. The following table sets forth the estimated fair values of assets and liabilities of the Richest View as of June 5, 2020:

	HK$	US$
Assets acquired:
Cash and cash equivalents	136	17
Accounts receivable, net	84,402	10,771
Other receivables, net	11,252	1,436
Total assets acquired	95,790	12,224
Liabilities assumed:
Tax payable	1,458	186
Total liabilities assumed	1,458	186
Fair value of net identifiable assets (A)	94,332	12,038
Total consideration (B)	150,000	19,142
Goodwill ((B)-(A))	55,668	7,104

____________

Note:      The carrying amounts reported are approximate to their respective fair values because of the short-term nature of these accounts.

FG HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All significant assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in consolidation.

Foreign currency translation

The Group uses Hong Kong Dollar (“HK$”) as its reporting currency. The functional currency of the Company in British Virgin Islands is United States Dollar (“US$”) and the Company’s subsidiaries in Hong Kong is HK$. The determination of the respective functional currency is based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements of the Group, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the statement of income during the year in which they occur.

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of income and consolidated statements of cash flows from HK$ into US$ as of and for the year ended June 30, 2023 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.8363, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities as the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, the useful lives of property and equipment, interest rate of lease and impairment assessment on goodwill. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents mainly represent cash at bank and demand deposits which have original maturities less than three months and are unrestricted as to withdrawal or use. As of June 30, 2022 and 2023, the Group did not have any cash equivalents. The Group maintains bank accounts in Hong Kong. Management believes that the Group is not exposed to any significant credit risk on cash and cash equivalents.

FG HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable, net

Accounts receivable mainly represent amounts due from clients for private credit mortgage loan brokerage services which are recorded net of allowance for the doubtful accounts. The Group grants a credit term of 30 days to the clients in practice. In evaluating the collectability of receivable balances, the Group considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness, current economic trends, industry trend analysis, and the credit history and financial conditions of the customers. The Group regularly reviews the adequacy and appropriateness of the allowance for doubtful accounts. Accounts receivable are written off after all collection efforts have ceased. As of June 30, 2022 and 2023, the allowance for doubtful accounts was HK$34,900 and HK$94,900 (US$12,111), and for the years ended June 30, 2022 and 2023, the allowance for doubtful accounts was HK$13,000 and HK$60,000 (US$7,657), respectively.

Deposits, prepayments and other receivables

Deposits, prepayments and other receivables mainly represented the prepaid rent and rental deposit for the corporate office and rent receivable on sub-leasing arrangement. The balances are classified as current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of June 30, 2022 and 2023, management believes that the Group’s deposits, prepayments and other receivables are not impaired.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any impairment. The Group computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Office equipment	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income. Expenditures for maintenance and repairs are charged to statements of income as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Group also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with FASB ASC 360, “Property, Plant and Equipment”.

The Group evaluates the recoverability of its long-lived assets (asset groups), including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. In evaluating long-lived assets for recoverability, the Group uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.

For the years ended June 30, 2022 and 2023, no impairment of long-lived assets was recognized.

FG HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Goodwill

Goodwill represents the excess of the consideration paid for an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less any accumulated impairment losses. In accordance with ASC 350, the Group may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Group considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit, including consideration of the impact of the COVID-19 pandemic. Based on the qualitative assessment, if it is more likely than not that the recoverable amount of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. The Group may also bypass the qualitative assessment and proceed directly to perform the quantitative impairment test. If the recoverable amount of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its recoverable amount, the amount by which the carrying amount exceeds the reporting unit’s recoverable amount is recognized as impairment. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the recoverable amount of each reporting unit. For the years ended June 30, 2022 and 2023, no impairment on goodwill was recorded in the consolidated statements of income.

The Company determines the fair value of its reporting units using a discounted cash flow model, which utilizes key assumptions such as projected revenues operating expenses. These assumptions are determined by the Company’s management utilizing its internal operating plan, growth rates for revenues and operating expenses and margin assumptions. An additional key assumption under this approach is the discount rate, based on the weighted average cost of capital, which is adjusted for current risk-free rates of capital, current market interest rates, and the evaluation of a risk premium relevant to the business segment.

The Company’s goodwill is tested for impairment at least on an annual basis, on the last day of the fourth quarter of the fiscal year and whenever events or changes in circumstances indicate the carrying value of a reporting unit may not be recoverable. When necessary, the Company records charges for impairments of goodwill for the amount by which the carrying amount of the respective reporting unit exceeds its fair value. However, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

Goodwill is assigned to the reporting unit of the private credit mortgage loan brokerage services. The carrying value of the reporting unit is determined by assigning the assets and liabilities, including the existing goodwill, to the reporting unit.

As of June 30, 2023, the Company performed a qualitative and quantitative annual assessment for goodwill impairment. Based on its qualitative analysis, which considered the reporting unit results, projections and additional business and industry specific considerations, the Company performed a further revision of the estimates of the fair value of both reporting units. As part of this analysis, the Company also considered the potential impacts of the sensitivity of estimates and assumptions. The material assumptions used for the goodwill annual impairment test for the segment were five years of projected net cash flows, a weighted average cost of capital rate of 3,739% (2022: 3.059%) and a long-term growth rate of 5% (2022: 3%). The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill. As required by ASC 820, “Fair Value Measurements and Disclosures,” the Company applies assumptions that marketplace participants would consider in determining the fair value of its reporting unit.

FG HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

As a result of the impairment assessment, the Company concluded that the fair value of the reporting unit exceeds its carrying value, and therefore the Company did not record any goodwill impairment charges for the years ended June 30, 2022 and 2023.

Lease

The Group is a lessee of non-cancellable operating leases for corporate office premise. The Group applied ASC Topic 842 “Leases” effective on January 1, 2019 for all periods presented. The Group determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the leases commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date. The Group generally uses the base, non-cancellable lease term in calculating the right-of-use assets and liabilities.

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in our office lease. We review the underlying objective of each contract, the terms of the contract, and consider our current and future business conditions when making these judgments.

The lease standard provides practical expedients for an entity ongoing accounting. The Group elected to apply the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement. Lease terms used to compute the present value of lease payments do not include any option to extend, renew or terminate the lease that the Group is not able to reasonably certain to exercise upon the lease inception. Accordingly, operating lease right-of-use assets and liabilities do not include leases with a lease term of 12 months or less.

The Financial Accounting Standards Board (“FASB”) issued a Q&A in March 2020 that focused on the application of lease guidance in ASC 842 for lease concessions related to the effects of COVID-19. The FASB staff has said that entities can elect to not evaluate whether concessions granted by lessors related to COVID-19 are lease modifications. Entities that make this election can then apply the lease modification guidance in ASC 842 or account for the concession as if it were contemplated as part of the existing contract.

The Group has elected to not treat the concessions as lease modifications and will instead account for the lease concessions as if they were contemplated as part of the existing leases. The Group has recorded negative variable lease expense and adjusted lease liabilities at the point in which the rent concession has become accruable.

The Group did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

The Group evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Group has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended June 30, 2022 and 2023, the Group did not have any impairment loss against its operating lease right-of-use assets.

FG HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accruals and other payables

Accruals and other payables primarily include accrued agency fees and clients’ rebates, employee benefits and reimbursements, professional fee and advertising and marketing expenses, and other accrual and payable for the operation of the ordinary course of business.

Bank borrowings

Borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in statements of income over the period of the borrowings using the effective interest method. All bank borrowings were classified as short term due to repayment on demand clauses attached in the borrowings.

Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	—	Other inputs that are directly or indirectly observable in the marketplace.
Level 3	—	Unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, accounts receivable, deposits, prepayments and other receivables, amount due from/to related parties, accruals and other payables, lease liabilities and bank borrowings approximate their fair values because of their generally short maturities.

Related parties

The Group adopted ASC Topic 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

The details of related party transactions during the years ended June 30, 2022 and 2023 and balances as at June 30, 2022 and 2023 are set out in the Note 9.

FG HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition

The Group applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all periods presented.

The five-step model defined by ASC 606 requires the Group to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts, and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the customer in an amount that reflects the consideration expected in exchange for those services.

The determination of whether revenues should be reported on a gross or net basis is based on the Group’s assessment of whether it is the principal or an agent in the transaction in accordance with ASC 606-10-55 and depends on whether the promise to the customer is to provide the products or to facilitate a sale by a third party. The nature of the promise depends on whether the Group control the products prior to transferring it. When the Group controls the products, the promise is to provide and deliver the products and revenue is presented gross. When the Group does not control the products, the promise is to facilitate the sale and revenue is presented net. To distinguish a promise to provide products from a promise to facilitate the sale from a third party, the Group considers the guidance of control in ASC 606-10-55-37A and the indicators in 606-10-55-39. The Group considers this guidance in conjunction with the terms in its arrangements with both suppliers and customers.

As a practical expedient, the Group elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Group otherwise would have recognized is one year or less.

The Group is a professional services provider in Hong Kong that principally engages in private credit mortgage loan brokerage services and consultancy services. The service offerings mainly comprise the following:

The Group’s principal revenue streams include:

1.      Private credit mortgage loan brokerage services: The Group acts as an agent to entities and individuals pursuing credit facilities from lenders (private credit lenders in Hong Kong) in return for referral fees from lenders who is considered as the client of the Group. The Group enters into a distinct contract, which specify the key terms and conditions of the arrangement, with its clients — private credit lenders for the provision of referring prospect entities and individuals to apply for private credit mortgage loan facilities and other private credit lenders to apply for subordinated loan facilities, (collectively the “borrowers”). The subordinated loan facilities are loan facilities financing by private credit lenders at the time of servicing by the Group.

The scope of service includes carrying out due diligence of the borrowers and the referral of appropriate private credit lenders to clients based on the borrowers’ financial status, credit ratings, their needs and the types of underlying property to be mortgaged. The Group also carries out additional due diligence for subordinated mortgage loan arrangements including the ultimate borrower, the status of the pledged assets and related terms and conditions of the mortgage loan to be financed. A separate private credit mortgage loan or subordinated mortgage loan application will be entered into between the lender and borrower once both parties agreed the general terms of the mortgage loans. There is one single performance obligation which is helping the borrower procuring mortgage loans financing evidenced by the successful draw-down of loans by the borrowers.

FG HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Referral fees are separately negotiated for each transaction and generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges, and typically paid on or shortly after the transaction is completed (either the loan was successfully withdrawn by the borrowers or regular payment by the borrowers). The referral fees are non-refundable. The clients agree to pay a fixed percentage of referral fee for each mortgage loan on the actual loan amount approved by the lenders. Hence, it is considered as variable consideration.

Pursuant to the agreement between the Group and the clients, the Group is entitled for the payment either (i) in one-off basis upon the withdrawal of mortgage loans by the borrowers; or (ii) by instalments with scheduled repayment obligation fulfilled by the borrowers. For one-off basis, the referral fees are recognized as revenue at the point in time when draw-down of credit facilities by borrowers as the Group has no future or ongoing obligation with respect to such credit facilities arrangement. For the instalments basis, the Group completed its performance obligations once the borrowers successfully withdrawn the loans but the referral fees are recognized over the period that the borrowers repaid the loans on regular basis since the right of payment is certain only when the borrower is done the regular repayment loans (usually monthly). As the private credit mortgage loan brokerage services involve a series of tasks which are interrelated and are not separable or distinct as the Group’s clients cannot benefit from any standalone task, the Group concludes that brokerage services to be accounted for as a single performance obligation. The entire referral fees of private credit mortgage loan brokerage services are allocated to a single performance obligation.

2.      Consultancy services: The Group acts as a consultant to companies to advise and assist the companies in procuring approval of restructuring of debt obligations from financial institutions. In order to complete these services, the Group is requiring to perform a series of tasks to persuade the financial institutions to obtain the approval of restructuring of debt obligations on behalf of the borrower including (i) preparation of report for their current financial status, financial forecasts and sensitivity analysis memorandums and other submission documents including accountants’ and management reports; (ii) submission of property valuation reports, if any; (iii) preparation of financial restructuring plan by negotiating with the existing financial institutions, including both banks and/or private credit lenders, with loans; and (iv) obtaining new loans from financial institutions including both banks and/or private credit lenders to meet their operation needs. In return, we charge an advisory fee on variable consideration according to the complexity and expecting timeline of the transaction. There is one single performance obligation that the borrower obtained the successful approval for the restructuring of debt obligations from the financial institutions including successful extra loans withdrawal, if any.

The advisory fees are separately negotiated for each transaction and generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges, and typically paid on or shortly after the transaction is completed. The entire service fees from clients are non-refundable and it is paid by installments including (i) upfront payment upon signing the contract for certain contracts; (ii) at the time the Group assisted the clients to reach key milestones predetermined under the contract; and (iii) at the time of loans drawdown by clients (borrowers), if any stipulated in the contract. As the consultancy services can be vary from project to project and generally involves a series of tasks which are interrelated and are not separable or distinct as the Group’s clients cannot benefit from any standalone task, the Group concludes that consultancy services to be accounted for as a single performance obligation. The entire service fee of consultancy services that received by the Group in one-off are allocated to a single performance obligation.

Revenue from upfront payment and other installments is recognized based on the point in time at the time of completion.

FG HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Disaggregation of revenue from contracts with clients, in accordance with ASC Topic 606, by major service lines is as follows:

	For the years ended June 30,
	2022	2023	2023
	HK$	HK$	US$
Private credit mortgage loan brokerage services	8,192,548	3,521,775	449,418
Consultancy services	30,000	11,659,000	1,487,820
	8,222,548	15,180,775	1,937,238

Revenue disaggregated by timing of revenue recognition for the years ended June 30, 2022 and 2023 is disclosed in the table below:

	For the years ended June 30,
	2022	2023	2023
	HK$	HK$	US$
Point in time:
Private credit mortgage loan brokerage services	2,512,700	2,265,487	289,101
Consultancy services	30,000	11,659,000	1,487,820

Over time:
Private credit mortgage loan brokerage services	5,679,848	1,256,288	160,317
	8,222,548	15,180,775	1,937,238

As of June 30, 2022 and 2023, all contracts of the Group were with an original expected duration within one year.

Other income

Other income is mainly generated from government grants and rental income from sub-leasing arrangement and is recognized on an accrual basis.

In 2021, the Group successfully applied for the Cyberport Incubation Program offered by Hong Kong Cyberport Management Company Limited (“Cyberport”). The program supports enterprises and start-up entities with resources that aim to accelerate their growth. Program participants are provided with a range of business and professional support services, and up to HK$500,000 (US$63,806) funding support over 24 months between October 2020 and November 2022. The funding consists of initial working capital grant of HK$100,000 after milestones being set by the Group and agreed by Cyberport and HK$400,000 financial grant after three stages of milestones have been achieved and approved by Cyberport, including product development stage, product launch stage and growing stage.

For the years ended June 30, 2022 and 2023, the Group obtained approvals from Cyberport and recognized subsidies from the program of HK$400,000 and nil, respectively, in the consolidated statements of income. Fundergo is not required to return any subsidy or pay any penalty to Cyberport. There was no unfulfilled conditions nor other contingencies attached to the program as of June 30, 2022 and 2023.

In 2022, the Group successfully applied for funding support from the Employment Support Scheme (“ESS”) under the Anti-epidemic Fund, set up by the Hong Kong Government, to provide financial support to enterprises to retain their employees who may otherwise be made redundant. The wage subsidies provided to eligible employers under ESS for paying wages of employees from May to July 2022. Employers participating in ESS were required to undertake and warrant that they would: (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to their employees. If an employer fails to use all the subsidies received to pay

FG HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

the wages of his/her employees, the Hong Kong Government will claw back the unspent balance of the subsidy. If the total number of employees on the payroll in any one month of the subsidy period is less than the “committed headcount of paid employees”, the employer will have to pay a penalty to the Hong Kong Government.

For the years ended June 30, 2022 and 2023, the Group recognized government grants in connection with ESS of HK$6,248 and HK$304,000 (US$38,794), respectively, in the consolidated statements of income. Fundergo is not required to return any subsidy or pay any penalty to the Hong Kong Government. There was no unfulfilled conditions nor other contingencies attached to the ESS funding as of June 30, 2022 and 2023.

In 2022, the Group successfully applied for funding support from Youth Start-up Internship Program that launched in partnership by the Hong Kong Government, the Cyberport and Hong Kong Science and Technology Parks Corporation (“HKSTP”). The program aims to help start-ups nurture talents and drive the development of the local innovation and technology related industries. Participating companies may engage interns in full-time, part-time or mixed mode. Each internship position will be entitled to a salary subsidy up to HK$10,500 (US$1,340) per month provided by the Government.

For the years ended June 30, 2022 and 2023, the Group recognized subsidies in connection with the Youth Start-up Internship Program of nil and HK$23,323 (US$2,976), respectively, in the consolidated statements of income. Fundergo is not required to return any subsidy or pay any penalty to the Hong Kong Government. There was no unfulfilled conditions nor other contingencies attached to the program as of June 30, 2022 and 2023.

During the years ended June 30, 2022 and 2023, the Group has sub-leased its corporate office premise to an independent third-party in return for sub-leasing rental income from October 1, 2021 to September 30, 2022. Under the sub-lease arrangement, it does not include any option to extend, renew or terminate. The Group recognized the sub-lease rental income in the consolidated statements of income on a straight-line basis over the lease terms. There was no renewal after the expiry of sub-lease agreement.

For the years ended June 30, 2022 and 2023, the Group recognized sub-lease rental income of HK$75,000 and HK$100,000 (US$12,761), respectively, in the consolidated statements of income.

IT development costs

IT development expenses consist primarily of staff costs and employee benefits, including salaries and related mandatory provident funds for our IT personnel and costs in connection with the development of our webpages for borrowers to obtain information including (1) property indicative valuation; (2) mortgage calculation; and (3) loan plans screening. These costs are charged to expense as incurred. During the years ended June 30, 2022 and 2023, we incurred IT development cost totaling HK$477,229 and HK$483,122 (US$61,652), respectively.

Selling and marketing expenses

Selling and marketing expenses consist primarily of staff costs and employee benefits, including salaries and related mandatory provident funds for our sales personnel, agency fees and advertising and marketing expenses. During the years ended June 30, 2022 and 2023, we incurred selling and marketing expenses totaling HK$4,339,976 and HK$2,694,020 (US$343,787), respectively.

General and administrative expenses

General and administrative expenses consist primarily of management fees, staff costs and employee benefits, including salaries and related mandatory provident funds for our management and administrative personnel, rental and office expenses, utilities expenses, legal and professional fees, technology costs, depreciation, entertainment expense, low value consumables, traveling and transportation expenses and other expenses related to general operations. During the years ended June 30, 2022 and 2023, we incurred general and administrative expenses cost totaling HK$4,949,105 and HK$5,097,813 (US$650,537), respectively.

FG HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Employee benefits

The principal employee’s retirement scheme is under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary income, subject to a cap of monthly relevant income of HK$30,000 (US$3,844).

During the years ended June 30, 2022 and 2023, the total amount charged to the consolidated statements of income in respect of the Group’s costs incurred on the Mandatory Provident Fund Scheme were HK$165,425 and HK$163,095 (US$20,813), respectively.

Income tax

The Company is not subject to tax on income or capital gains under the current laws of the British Virgin Islands. In addition, if any payments of dividends by the Company and the Company’s subsidiaries in Hong Kong to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

Fundergo and Richest View are incorporated in and carry out business in Hong Kong and are subject to Hong Kong profits tax under Hong Kong’s Inland Revenue Department Ordinance. In general, the Inland Revenue Department of Hong Kong has up to seven years to conduct examinations of the Group’s tax filings. Accordingly, the tax years from April 2017 to March 2023 of the Company’s Hong Kong subsidiaries remain open to examination by the taxing jurisdictions.

The charge for taxation is based on actual results for the year as adjusted for items that are non-assessable or disallowed; and it is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The Group is not currently subject to tax in the British Virgin Islands.

Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2022 and 2023.

Segment reporting

The Group operates and manages its business as a single segment, in accordance with ASC 280, Segment Reporting. The Group’s chief operating decision maker (“CODM”) is the Chairman. The Group’s CODM assess the Group’s performance and results of operations on a consolidated basis. The Group generates substantially all of its revenues from clients in Hong Kong. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in Hong Kong.

Earnings per share

The Group computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had

FG HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the years ended June 30, 2022 and 2023, there were no dilution impact.

Credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable, amounts due from related parties and other current assets.

The Group believes that there is no significant credit risk associated with cash and cash equivalents, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$63,806) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2023, cash balance of HK$8,839,336 (US$1,127,999) was maintained at financial institutions in Hong Kong and an aggregate of HK$657,346 (US$83,885) were insured by the Hong Kong Deposit Protection Board.

The Group has designed their credit policies with an objective to minimize their exposure to credit risk. The Group’s accounts receivable, amounts due from related parties and other current assets are short term in nature and the associated risk is minimal. The Group conducts credit evaluations on its clients and generally does not require collateral or other security from such clients. The Group periodically evaluates the creditworthiness of the existing clients in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Concentration risk

Details of the customers accounting for 10% or more of total operating revenue are as follows:

	For the years ended June 30,
	2022	2022	2023	2023	2023	2023
	HK$		HK$		US$
Customer A	2,392,499	29%	—	—	—	—
Customer B	1,415,000	17%	—	—	—	—
Customer C	900,375	11%	—	—	—	—
Customer D	—	—	5,674,000	37%	724,066	37%
Customer E	—	—	5,450,000	36%	695,481	36%
	4,707,874	57%	11,124,000	73%	1,419,547	73%

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of June 30,
	2022	2022	2023	2023	2023	2023
	HK$		HK$		US$
Customer C	6,563	20%	—	—	—	—
Customer F	17,850	55%	—	—	—	—
Customer G	8,180	25%	*	*	*	*
Customer H	—	—	37,500	31%	4,785	31%
Customer I	—	—	33,788	28%	4,312	28%
Customer J	—	—	25,833	22%	3,297	22%
	32,593	100%	97,121	81%	12,394	81%

____________

*        Less than 10%

FG HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Interest rate risk

The Group’s exposure on fair value interest rate risk mainly arises from its bank short-term deposits and bank borrowings. It also has exposure on cash flow interest rate risk which is mainly arising from its deposits and borrowings with banks.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by the Group, such as cash and cash equivalent and bank borrowings, at the end of the reporting period, the Group is not exposed to significant interest rate risk as the interest rates of cash at bank are not expected to change significantly.

Foreign currency risk

The reporting currency of the Group is HK$. To date the majority of the income and expenses are denominated in HK$ and a significant portion of the assets and liabilities are denominated in HK$. There was no significant exposure to foreign exchange rate fluctuations and the Group has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise.

Recent Accounting Pronouncements

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities.

The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Group has not early adopted this update and it will become effective on January 1, 2023. The Group is still evaluating the impact of accounting standard of credit losses on the consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This guidance removes certain exceptions to the general principles in Topic 740 and enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as tax basis step-up in goodwill obtained in a transaction that is not a business combination, ownership changes in investments, and interim-period accounting for enacted changes in tax law. This standard is effective for the Group for the annual reporting periods beginning July 1, 2022 and interim periods beginning July 1, 2023. Early adoption is permitted. The Group does not expect any material impact on the Group’s consolidated financial statements and related disclosures.

In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848). ASU No. 2021-01 is an update of ASU No. 2020-04, which is in response to concerns about structural risks of interbank offered rates, and particularly the risk of cessation of LIBOR. Regulators have undertaken reference rate reform initiatives to identify

FG HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

alternative reference rates that are more observable or transaction based and less susceptible to manipulation. ASU No. 2020-04 provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. ASU No. 2020-04 is elective and applies to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The ASU No. 2021-01 update clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The amendments in this update are effective immediately through December 31, 2022, for all entities. On December 21, 2022, the FASB issued a new Accounting Standards Update ASU No. 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, that extends the sunset (or expiration) date of ASC Topic 848 to December 31, 2024. This gives reporting entities two additional years to apply the accounting relief provided under ASC Topic 848 for matters related to reference rate reform. The Group does not expect the cessation of LIBOR to have a material impact on the Group’s consolidated financial statements and related disclosures.

In October 2021, the FASB issued ASU 2021-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification. That reduce the likelihood that the disclosure requirement would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. ASU 2021-10 is effective for the Group for annual and interim reporting periods beginning January 1, 2022. Early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The Group is currently evaluating the impact of this new standard on Group’s consolidated financial statements and related disclosures.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheets, statements of income and statements of cash flows.

3.      CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	As of June 30,
	2022	2023	2023
	HK$	HK$	US$
Cash and cash equivalent, denominated with:
HK$	665,293	8,551,775	1,091,303
US$	31,935	287,561	36,696
Total	697,228	8,839,336	1,127,999

4.      ACCOUNTS RECEIVABLE, NET

	As of June 30,
	2022	2023	2023
	HK$	HK$	US$
Accounts receivable, gross	67,493	215,051	27,444
Allowance for doubtful debts	(34,900)	(94,900)	(12,111)
Accounts receivable, net	32,593	120,151	15,333

FG HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.      ACCOUNTS RECEIVABLE, NET (cont.)

Allowance for doubtful debts consists of the following:

	2022	2023	2023
	HK$	HK$	US$
Beginning balance, July 1	(21,300)	(34,900)	(4,454)
Addition	(13,600)	(60,000)	(7,657)
Ending balance, June 30	(34,900)	(94,900)	(12,111)

5.      DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

Deposits, prepayments and other receivables consist of the following:

	As of June 30,
	2022	2023	2023
	HK$	HK$	US$
Prepaid rent	198,532	199,832	25,501
Rental deposit	56,500	56,500	7,210
Rent receivable on sub-leasing arrangement	75,000	—	—
Others	2,400	10,498	1,338
Total	332,432	266,830	34,049

____________

Note: Rent receivable on sub-leasing arrangement represented a sub-lease of corporate office to a third party with a lease term of one year.

6.      PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of June 30,
	2022	2023	2023
	HK$	HK$	US$
Office equipment	160,575	160,575	20,491
Less: Accumulated depreciation	56,494	88,609	11,307
Net book value	104,081	71,966	9,184

Depreciation expenses recognized for the years ended June 30, 2022 and 2023 were HK$28,315 and HK$32,115 (US$4,098), respectively.

7.      RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES

As of June 30, 2023, the Group subsisted of the following non-cancellable lease contracts.

Description of lease	Lease term
Office at Sai Ying Pun, Hong Kong	2 years from March 1, 2023 to February 28, 2025
Office at Sai Ying Pun, Hong Kong	2 years from October 15, 2021 to October 14, 2023

FG HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.      RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES (cont.)

(a)     Amounts recognized in the consolidated balance sheet:

	As of June 30,
	2022	2023	2023
	HK$	HK$	US$
Right-of-use assets
Cost	977,830	977,830	117,530
Less: accumulated amortization	(512,956)	(920,996)	(110,277)
Right-of-use assets, net	408,040	56,834	7,253

Operating lease liabilities
Current	352,660	56,834	7,253
Non-current	56,834	—	—
	409,494	56,834	7,253

(b)    During the years ended June 30, 2022 and 2023, the Group incurred lease expenses of approximately HK$361,244 and HK$425,246 (US$54,266), respectively.

(c)     The following table shows the remaining contractual maturities of the Group’s operating lease liabilities as of June 30, 2023:

	As of June 30, 2023
	HK$	US$
Year ending June 30, 2024	57,000	7,274
Total future lease payments	57,000	7,274
Less: imputed interest	(166)	(21)
Present value of lease obligation	56,834	7,253

The weighted-average remaining lease terms were 1.07 and 0.25 years as of June 30, 2022 and 2023, respectively. The weighted-average discount rate used to determine the operating lease liability as of June 30, 2022 and 2023 were 3.50% and 3.50%, respectively.

8.      ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	As of June 30,
	2022	2023	2023
	HK$	HK$	US$
Accrued agency fees	41,969	60,162	7,677
Accrued employee benefits and staff reimbursements	45,885	74,629	9,523
Accrued professional fees	11,590	—	—
Prepayment from tenant under sub-lease arrangement	—	25,000	3,190
Other accrued expenses	39,875	49,959	6,377
Total	139,319	209,750	26,767

9.      BANK BORROWINGS

	As of June 30,
	2022	2023	2023
	HK$	HK$	US$
Unsecured and guaranteed bank loans
Repayable within one year or on demand – HK$	—	8,242,900	1,051,887
Total	—	8,242,900	1,051,887

FG HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.      BANK BORROWINGS (cont.)

On July 29, 2022, the Group entered into a loan agreement with a financial institution in Hong Kong to borrow HK$8,242,900 (US$1,051,887), which were jointly guaranteed by Mr. Kevin Ng and Mr. Ken Leung, the directors and shareholders of the Company, and the Hong Kong Mortgage Corporation Insurance Limited, a wholly-owned subsidiary of the Hong Kong Mortgage Corporation under the Small and Medium Enterprises Financing Guarantee Scheme. The loan bears an annual interest at a floating prime rate minus 2.25% and matures on July 25, 2032. The effective interest rate was Nil and 2.9% for the years ended June 30, 2022 and 2023, respectively. As of June 30, 2022 and 2023, the Company had bank borrowings amounted to Nil and HK$8,242,900, respectively, which contained repayment on demand clauses as of June 30, 2022 and 2023, respectively. Accordingly, such bank borrowings have been classified as current liabilities. For the purpose of the illustration, such bank borrowings are included within short-term bank borrowings and represented as bank borrowings repayable within one year or on demand.

Interest expenses related to the bank borrowings were Nil and HK$238,701 (US$30,461) for the years ended June 30, 2022 and 2023, respectively.

10.    RELATED PARTY TRANSACTIONS AND BALANCES

(a)    Related parties balances

Amounts due from related parties:

	Relationship with the Group	As of June 30,
		2022	2023	2023
		HK$	HK$	US$
FGO Limited	Under common control by shareholders of the Group	18,428	58,428	7,456
Fundeer Capital Limited	Under common control by shareholders of the Group	—	6,462,632	824,705
Fundergo Group Limited	Under common control by shareholders of the Group	5,950	11,900	1,519
Fundermall Limited	Under control by Mr. Ken Leung	55,020	63,950	8,161
New Age Financing Limited	Under common control by shareholders of the Group	250	11,400	1,455
Fundsups Limited	Under common control by shareholders of the Group	—	6,000	766
HKM Club Limited	Under common control by shareholders of the Group	—	6,000	766
Total		79,648	6,620,310	844,828

Balances represented funds advanced to these related companies and payment of operating expenses by the Group on behalf of the related parties. The amounts are non-trade nature, unsecured, interest-free with no fixed repayment terms. All amounts due from related parties of HK$6,620,310 (US$844,848) as of June 30, 2023 were subsequently settled in December 2023.

Amounts due to related parties:

	Relationship with the Group	As of June 30,
		2022	2023	2023
		HK$	HK$	US$
Fundeer Capital Limited	Under common control by shareholders of the Group	768,443	—	—
Mr. Kevin Ng	Ultimate shareholder and director of the Company	75,547	75,547	9,641
Mr. Ken Leung	Ultimate shareholder and director of the Company	74,047	74,047	9,449
Total		918,037	149,594	19,090

FG HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.    RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

Balances represented funds advanced from these related companies and payment of operating expenses by the related parties on behalf of the Group. These amounts are non-trade nature, unsecured, interest-free with no fixed repayment terms. All amounts due to related parties of HK$149,594 (US$19,090) as of June 30, 2023 were subsequently settled in December 2023.

(b)    Related parties transactions

Saved as disclosed elsewhere in the consolidated financial statements, The Company had the following related party transactions incurred during the years ended June 30, 2022 and 2023:

Remuneration to senior management for the years ended June 30, 2022 and 2023 were as follows:

	As of June 30,
	2022	2023	2023
	HK$	HK$	US$
Salaries and other short term employee benefits	1,160,000	1,182,667	150,922
Payments to defined contribution pension schemes	36,000	45,633	5,823
Total	1,196,000	1,228,300	156,745

11.    INCOME TAX

British Virgin Islands

The Company is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

The Company’s Hong Kong subsidiaries, Fundergo and Richest View, are subject to Hong Kong profits tax on their taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For these subsidiaries, the first HK$2 million of assessable profits are taxed at 8.25% and the remaining assessable profits are taxed at 16.5%.

(a)     Taxation in the statements of income represents:

	For the years ended June 30,
	2022	2023	2023
	HK$	HK$	US$
Hong Kong profits tax provision (benefit) for the year:
Current	11,925	65,331	8,337
Deferred	(209,333)	1,029,279	131,348
	(197,408)	1,094,610	139,685

FG HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.    INCOME TAX (cont.)

(b)    A reconciliation of the provision for income tax determined at the Hong Kong statutory income tax rate to the Group’s effective income tax rate is as follows:

	For the years ended June 30,
	2022	2022	2023	2023	2023	2023
	HK$	%	HK$	%	US$	%
(Loss) income before income tax	(1,121,886)		7,129,177		909,765
Tax at Hong Kong statutory tax rate	(185,111)	16.5%	1,176,314	16.5%	150,111	16.5%
Reconciling items:
Tax effect of temporary different	—	—	(1)	—	—	—
Tax effect of non-taxable income	(14,541)	1.3%	(37,895)	(0.5)%	(4,836)	(0.5)%
Tax effect of non-deductible expenses	2,244	(0.2)%	9,900	0.1%	1,269	0.1%
Tax losses not recognized(1)	—	—	3,713	0.1%	474	0.1%
Tax concession(2)	—	—	(57,421)	(0.8)%	(7,333)	(0.8)%
Income tax (benefit) expense	(197,408)	17.6%	1,094,610	15.4%	139,685	15.4%

____________

Notes:

(1)      The tax losses not recognized represented by the tax loss position under FGHL which is an investment holding company without any other operation for the year ended June 30, 2023.

(2)      Tax concession represented election by the Company for profits tax rate at 8.25% on the first HK$2,000,000 under the two-tiered profits tax regime as above mentioned.

(c)     Deferred tax:

Significant components of the deferred tax assets are presented below:

	For the years ended June 30,
	2022	2023	2023
	HK$	HK$	US$
Deferred tax assets:
Net operating loss carry forwards	1,034,150	—	—
Others	—	—	—
Deferred tax assets	1,034,150	—	—
Less: Valuation allowance	—	—	—
Deferred tax assets, net	1,034,150	—	—

The Group evaluated the recoverable amounts of deferred tax assets to the extent that future taxable profits will be available against which the net operating loss and temporary difference can be utilized. As of June 30, 2023, the Group had no tax loss carry forwards. The carry forward of tax losses in Hong Kong generally has no time limit.

Significant components of the deferred tax liabilities are presented below:

	For the years ended June 30,
	2022	2023	2023
	HK$	HK$	US$
Deferred tax liabilities:
Accelerated depreciation	15,033	10,162	1,297
Total deferred tax liabilities	15,033	10,162	1,297

As of June 30, 2022 and 2023, the Group had tax payables of HK$46,038 and HK$111,369 (US$14,212) respectively.

FG HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.    OTHER INCOME

	For the years ended June 30,
	2022	2023	2023
	HK$	HK$	US$
Subsidies	406,248	327,323	41,770
Rental income from sub-lease arrangement	75,000	100,000	12,761
Bank interest income	127	25,670	3,276
Sundry income	502	9,065	1,157
Total	481,877	462,058	58,964

13.    SHAREHOLDERS’ EQUITY

The Company was established under the laws of British Virgin Islands on July 22, 2019.

The Company performed a series of share restructuring exercises mentioned in Note 1 which resulted in 13,000,000 class A ordinary shares and 2,000,000 class B ordinary shares issued and outstanding and this has been retroactively reflected from the beginning of the first period presented in the accompanying consolidated financial statements.

14.    COMMITMENTS AND CONTINGENCIES

Impact of COVID-19

Since late December 2019, the outbreak of a novel strain of coronavirus, later named COVID-19, spread rapidly throughout China and later to the rest of the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a PHEIC, and later on March 11, 2020 a global pandemic. The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. From 2020 to the middle of 2021, COVID-19 vaccination program had been greatly promoted around the globe, however several types of COVID-19 variants emerged in different parts of the world. For example, a wave of infections caused by the Omicron variant emerged in Shanghai in early 2022, and a series of restrictions and quarantines were implemented to contain the spread. China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. There were surges of cases in many cities during that time, and there remains uncertainty as to the future impact of the virus, especially in light of China’s recent change in policy. The Group cannot be assured that more lockdowns and other restrictive measures will not be implemented in the future. Some other countries, including the U.S., also introduced various restrictions in response to the COVID-19 pandemic.

This outbreak of COVID-19 has caused companies like the Group and the Group’s business partners to implement temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, the Group may have experienced lower efficiency and productivity, internally and externally, which may adversely affect the Group’s service quality. Moreover, the Group’s business depends on the employees. If any of the Group’s employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of the Group’s employees, potentially resulting in severe disruption to the Group’s business.

Furthermore, the Group’s results of operations have been affected by the COVID-19 pandemic. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, the Group’s businesses and clients have been adversely affected by travel restrictions preventing PRC residents from travelling to Hong Kong. More broadly, the COVID-19 pandemic threatens global economies and has caused significant market volatility and declines in general economic activities. This may have severely dampened the confidence in global markets and potential clients.

FG HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.    COMMITMENTS AND CONTINGENCIES (cont.)

Any future impact on the results of operations will depend on, to a large extent, future developments and new information on the ongoing COVID-19 pandemic as well as other possible health epidemics and outbreaks and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond the Group’s control. Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the general negative impact of the COVID-19 pandemic on the mortgage loan brokerage market, the Group cannot assure that the experienced or projected growth rate will be able to maintain. The Group will continue to closely monitor the situation throughout 2023 and beyond.

The Group has gradually resumed normal operations since 2021. Many of the quarantine measures within Hong Kong have been relaxed in the first quarter in 2021. However, if the situation materially deteriorates in Hong Kong, China or elsewhere in the world, the Group’s business, results of operations and financial condition could be materially and adversely affected. The Group will regularly assess and adopt measures to offset any challenges created by the ongoing pandemic.

Legal proceedings

From time to time, the Group is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

15.    SUBSEQUENT EVENTS

The Group evaluated all events and transactions that occurred after June 30, 2023 up through December 28, 2023, the date the Group issued the consolidated financial statements, unless as disclosed elsewhere and below, there was no subsequent event occurred that would require recognition or disclosure in the Group’s consolidated financial statements.

As set out in the Note 1 of this consolidated financial statements, the Company has gone through a series of group restructuring exercises related to the change of shareholding structure of the Company.

On August 21, 2023, the Company has acquired the entire 1,000 ordinary shares of Fundermall Limited (“Fundermall”), a related party, from the two individual parties, include 97% of ordinary shares from Mr. Ken Leung, director of the Company, and 3% of ordinary shares from an independent individual at an aggregate consideration of HK$10,001. The transaction was completed on August 21, 2023. The provisional net identifiable assets were HK$660,056 at the date completion. Fundermall is a limited company incorporated in Hong Kong on November 24, 2020, primarily engages in bank mortgage loan brokerage services in Hong Kong. Management of the Company believes this acquisition would create synergy effect to the existing private credit mortgage loan brokerage services and consultancy services operating by the Group. No pro forma of financial statements were required for the acquisition since Fundermall is not material in terms of total assets, investment and income to the existing group.

FG HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE I — PARENT ONLY FINANCIAL STATEMENTS

The following presents condensed parent company only financial statements of FG Holdings Limited.

Condensed balance sheets

	As of June 30,
	2022	2023	2023
	HK$	HK$	US$
Current assets
Amount due from subsidiary	5,944,909	5,912,409	754,490
Prepayment	—	10,000	1,276
Total current assets	5,944,909	5,922,409	755,766
Non-current assets
Investment in a subsidiary	10,000	10,000	1,276
Total non-current assets	10,000	10,000	1,276
Total Assets	5,954,909	5,932,409	757,042

Shareholders’ Equity
Ordinary Shares, unlimited number of shares authorized without par value; 15,000,000 shares issued and outstanding as of June 30, 2022 and 2023 comprising:
13,000,000 Class A Ordinary Shares issued and outstanding as of June 30, 2022 and 2023*	5,206,760	5,206,760	664,441
2,000,000 Class B Ordinary Shares issued and outstanding as of June 30, 2022 and 2023*	801,040	801,040	102,222
Total ordinary shares	6,007,800	6,007,800	766,663
Accumulated losses	(52,891)	(75,391)	(9,621)
Total Shareholders’ Equity	5,954,909	5,932,409	757,042
Total Liabilities and Shareholders’ Equity	5,954,909	5,932,409	757,042

____________

*        Giving retroactive effect to the share restructuring mentioned in Note 1 effected on July 1, 2021.

Condensed Statements of Loss

	For the years ended June 30,
	2022	2023	2023
	HK$	HK$	US$
REVENUE	—	—	—
OPERATING EXPENSES	—	—	—
General and administrative expenses
Legal and professional fees		22,500	2,871
Total operating expenses	—	22,500	2,871
Loss before income taxes	—	(22,500)	(2,871)
INCOME TAX EXPENSES	—	—	—
NET LOSS	—	(22,500)	(2,871)

FG HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE I — PARENT ONLY FINANCIAL STATEMENTS (cont.)

Condensed statement of cash flows

	For the years ended June 30,
	2022	2023	2023
	HK$	HK$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	—	(22,500)	(2,871)
Change in operating assets and liabilities
Prepayment	—	(10,000)	(1,276)
Net cash used in operating activities	—	(32,500)	(4,147)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advance from related parties	—	32,500	4,147
Net cash provided by financing activities	—	32,500	4,147

NET CHANGE IN CASH AND CASH EQUIVALENTS	—	—	—
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	—	—	—
CASH AND CASH EQUIVALENTS AT END OF YEAR	—	—	—

(i)     Basis of presentation

FG Holdings Limited (“FGHL”) is a company with limited liability incorporated in the British Virgin Islands on July 22, 2019 and as a holding company.

Fundergo Limited (“Fundergo”), a company incorporated in Hong Kong with limited liability on July 23, 2019. FGL is a wholly-owned subsidiary under FGHL.

Richest View (HK) Limited (“Richest View”), a company incorporated in Hong Kong with limited liability on November 27, 2014. Richest View is a wholly-owned subsidiary under Fundergo since the acquisition of entire shares from an individual third party on June 5, 2020.

The condensed parent company financial information of the Company has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements.

The condensed parent-company-only financial statements are presented as if the incorporation of the Company and its subsidiaries had taken place on July 1, 2021 and throughout the two-year periods ended June 30, 2023.

In the condensed parent-company-only financial statements, the Company’s investment in Fundergo is stated at cost included in condensed statements of loss and comprehensive loss. These condensed parent-company-only financial statements should be read in connection with the consolidated financial statements and notes thereto.

(ii)    Restricted Net Assets

Schedule I of Rule 5-04 of Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

FG HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE I — PARENT ONLY FINANCIAL STATEMENTS (cont.)

The condensed parent company financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiaries of FGHL exceed 25% of the consolidated net assets of FGHL. The abilities of the Company’s subsidiaries in Hong Kong to pay dividends are not restricted. In this connection, the restricted net assets of the subsidiaries of the Company does not exceed 25% of the consolidated net assets of the Company and accordingly the above condensed parent company only financial information of FGHL is presented for the supplementary reference.

As of June 30, 2022 and 2023, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

FG Holdings Limited

[*] Class A Ordinary Shares

–––––––––––––––––––––––––––––––––––––––––––––––––––––

PRELIMINARY PROSPECTUS

–––––––––––––––––––––––––––––––––––––––––––––––––––––

REVERE SECURITIES LLC

–––––––––––––––––––––––––––––––––––––––––––––––––––––

[*]

            , 2023

Until and including            , 2024 (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our Class A Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriter and with respect to its unsold allotments or subscriptions.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Our post-offering Memorandum and Articles of Association, which will become effective prior to completion of this offering, will empower us to indemnify our directors and officers against certain liabilities they incur by reason of their being a director or officer of our Company.

Pursuant to indemnification agreements, the form of which is filed as Exhibit [10.3] to this registration statement, we have agreed to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The Underwriting Agreement, the form of which will be filed as Exhibit [1.1] to this registration statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We intend to obtain directors’ and officer’s liability insurance coverage that will cover certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 7. Recent Sales of Unregistered Securities

On August 16, 2023, the Company created two new Classes of shares, namely: unlimited number of Class A Ordinary shares of no par value and unlimited number of Class B Ordinary Shares of no par value. On the same date, the Company repurchased all of its issued ordinary shares from shareholders in consideration of issuing Class A Ordinary Shares and/or Class B Ordinary Shares to the shareholders.

All of the ordinary shares were issued by the Company in reliance upon (i) the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws, or (ii) the provisions of Regulation S promulgated under the Securities Act.

Item 8. Exhibits and Financial Statement Schedules

(a)     The following documents are filed as part of this registration statement:

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements or notes thereto.

Item 9. Undertakings.

(a)     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers, or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)     If the registrant is relying on Rule 430B:

(A)    Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)    If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)    The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(c)     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)    The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1***	Form of Underwriting Agreement
3.1***	Memorandum and Articles of Association, as currently in effect
3.2***	Form of Amended and Restated Memorandum and Articles of Association (to be effective in connection with the completion of this offering)
4.1***	Specimen certificate evidencing Class A Ordinary Shares
5.1***	Opinion of Conyers Dill & Pearman regarding the validity of the Class A Ordinary Shares being registered
8.1***	Opinion of Conyers Dill & Pearman regarding certain BVI tax matters
8.2***	Opinion of Hastings & Co. regarding certain Hong Kong law matters
10.1***	Form of Employment Agreement, by and between executive officers and the registrant
10.2***	Form of Independent Director Agreement by and between the registrant and its independent Directors
10.3***	Form of Indemnification Agreement
10.4***	Sale and purchase agreement relating to 97% of the issued share capital of Fundermall Limited between the registrant and Leung Wai Kan dated 21 August, 2023
10.5***	Sale and purchase agreement relating to 3% of the issued share capital of Fundermall Limited between the registrant and Wang Hsiao Ming dated 21 August, 2023
10.6***	Tenancy Agreement between Fundergo Limited and Tsang Wai Yu dated 24 September, 2021
10.7***	Tenancy Agreement between Fundergo Limited and New Age Financing Limited dated 1 March, 2023
10.8***	Tenancy Agreement between Fundergo Limited and Keal Capital Limited dated 16 August, 2023
10.9***	Bank facility letter between Fundergo Limited and the Hongkong and Shanghai Banking Corporation Limited dated 29 July, 2022
21.1***	List of Subsidiaries
23.1***	Consent of WWC, P.C., an independent registered public accounting firm
23.2***	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
23.3***	Consent of Hastings & Co. (included in Exhibit 8.2)
24.1***	Power of Attorney (included on signature page)
99.1***	Code of Business Conduct and Ethics
99.2***	Form of Audit Committee Charter
99.3***	Form of Nomination Committee Charter
99.4***	Form of Compensation Committee Charter
99.5***	Consent of Patrick Kwok Fai Lau
99.6***	Consent of John Cheung-wah Lam
99.7***	Consent of Ka Lee Lam
107***	Filing Fee Table

____________

*        Submitted herewith

**      Previously submitted

***    To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on December 28, 2023.

FG Holdings LIMITED
By:
Name: Mr. Kevin Wai Kei Ng
Title: Chief Executive Officer and Director

Power of Attorney

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chairman of the Board, Chief Executive Officer, and Director	December 28, 2023
Name: Kevin Wai Kei Ng	(Principal Executive Officer)
	Director	December 28, 2023
Name: Wai Kan Leung
	Chief Finance Officer	December 28, 2023
Name: Jimmy Chun Ming Ho	(Principal Accounting and Financial Officer)

SIGNATURE OF AUTHORIZED UNITED STATES REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of FG Holdings Limited has signed this registration statement or amendment thereto in [New York, New York] on December 28, 2023.

Cogency Global Inc.
By:
Name:
Title: